Filed pursuant to Rule 424(b)(3)
Registration No. 333-176464

ONCOR ELECTRIC DELIVERY COMPANY LLC

SUPPLEMENT NO. 1 TO

MARKET MAKING PROSPECTUS DATED

SEPTEMBER 2, 2011

THE DATE OF THIS SUPPLEMENT IS OCTOBER 11, 2011

On October 11, 2011, Oncor Electric Delivery Company LLC filed the attached

Current Report on Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – October 11, 2011

ONCOR ELECTRIC DELIVERY COMPANY LLC

(Exact name of registrant as specified in its charter)

DELAWARE	333-100240	75-2967830
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1616 Woodall Rodgers Fwy., Dallas, Texas, 75202

(Address of principal executive offices, including zip code)

Registrants’ telephone number, including Area Code – (214) 486-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On October 11, 2011, Oncor Electric Delivery Company LLC, a Delaware limited liability company (“Oncor”) entered into an Amended and Restated Revolving Credit Agreement (the “Credit Agreement”) among Oncor, as Borrower, the lenders listed therein, JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), as administrative agent for the Lenders (in such capacity, the “Agent”), JPMorgan Chase, as swingline lender, and JPMorgan Chase, Barclays Bank PLC, The Royal Bank of Scotland plc, Bank of America, N.A. and Citibank, N.A., as fronting banks for letters of credit issued thereunder. The Credit Agreement amends and restates in its entirety Oncor’s prior revolving credit facility.

The Credit Agreement provides for a secured revolving credit facility in an aggregate principal amount of up to $2.0 billion. The Credit Agreement also contains a customary accordion feature allowing Oncor to request an increase of up to $500 million, in $100 million increments, provided certain conditions set forth in the Credit Agreement are met. Obligations under the Credit Agreement are secured by a lien on all property acquired or constructed by Oncor for the transmission and distribution of electric energy, mortgaged as described under the Deed of Trust, Security Agreement and Fixture Filing (as amended, the “Deed of Trust”) dated as of May 15, 2008, from Oncor to The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent (the “Collateral Agent”), as described in the Deed of Trust.

The Credit Agreement has a five-year term expiring in 2016 and gives Oncor the option of requesting up to two additional one-year extensions, with such extensions subject to certain conditions and lender approval.

Loans under the Credit Agreement bear interest at per annum rates equal to, at Oncor’s option, (i) LIBOR plus a spread ranging from 1% to 1.75% depending on certain credit ratings assigned to Oncor’s senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the federal funds effective rate plus 0.50%, and (3) daily one-month LIBOR plus 1%). Based on Oncor’s current ratings, its LIBOR-based borrowings will bear interest at LIBOR plus 1.125%.

An unused commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate per annum equal to 0.100% to 0.275% (such spread shall depend on the rating assigned to Oncor’s senior secured debt) of the daily average unused commitments under the Credit Agreement. Based on Oncor’s current ratings, its unused commitment fee will be 0.125%. Letter of credit fees on the stated amount of letters of credit issued under the Credit Agreement are payable to the lenders quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR under the Credit Agreement. Customary fronting and administrative fees are also payable to letter of credit fronting banks.

The Credit Agreement contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiaries from, among other things:

•	incurring additional liens;

•	entering into mergers and consolidations; and

•	sales of substantial assets.

In addition, the Credit Agreement requires that Oncor maintain a consolidated senior debt to capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants.

The Credit Agreement also contains customary events of default for facilities of this type the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including certain changes in control of Oncor that are not permitted transactions under the Credit Agreement, cross-default provisions in the event Oncor or any of its subsidiaries (other than Oncor Electric Delivery Transition Bond Company LLC) defaults on indebtedness in a principal amount in excess of $100 million or receives judgments for the payment of money in excess of $50 million that are not discharged within 60 days.

The foregoing description of the Credit Agreement is qualified in its entirety by reference to the complete terms of the Credit Agreement, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

Exhibits.

Exhibit No.	Description

10.1	Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011, among Oncor Electric Delivery Company LLC, as borrower, the lenders listed therein, JPMorgan Chase Bank, N.A., as administrative agent for the lenders, JPMorgan Chase Bank, N.A., as swingline lender, and JPMorgan Chase Bank, N.A., Barclays Bank PLC, The Royal Bank of Scotland plc, Bank of America, N.A. and Citibank, N.A., as fronting banks for letters of credit issued thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ONCOR ELECTRIC DELIVERY COMPANY LLC

By:	/s/ John M. Casey

Name:	John M. Casey
Title:	Vice President - Treasurer

Dated: October 11, 2011

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011, among Oncor Electric Delivery Company LLC, as borrower, the lenders listed therein, JPMorgan Chase Bank, N.A., as administrative agent for the lenders, JPMorgan Chase Bank, N.A., as swingline lender, and JPMorgan Chase Bank, N.A., Barclays Bank PLC, The Royal Bank of Scotland plc, Bank of America, N.A. and Citibank, N.A., as fronting banks for letters of credit issued thereunder.

Exhibit 10.1

EXECUTION COPY

ONCOR ELECTRIC DELIVERY COMPANY LLC, AS BORROWER

AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT

Dated as of October 11, 2011

JPMORGAN CHASE BANK, N.A., AS ADMINISTRATIVE AGENT, FRONTING BANK AND SWINGLINE LENDER

BARCLAYS BANK PLC, THE ROYAL BANK OF SCOTLAND PLC, BANK OF AMERICA, N.A. AND CITIBANK, N.A., AS FRONTING BANKS

BARCLAYS CAPITAL RBS SECURITIES INC.	CITIGROUP GLOBAL MARKETS INC. CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH J.P. MORGAN SECURITIES LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED MORGAN STANLEY SENIOR FUNDING, INC.

Joint Lead Arrangers

BARCLAYS CAPITAL THE ROYAL BANK OF SCOTLAND PLC Syndication Agents	BANK OF AMERICA, N.A. CITIBANK, N.A. CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH MORGAN STANLEY SENIOR FUNDING, INC. Documentation Agents

-i-

-ii-

-iii-

EXHIBITS AND SCHEDULES

Exhibit A	Form of Assignment and Assumption
Exhibit B-1	Form of Borrowing Request
Exhibit B-2	Form of Conversion Notice
Exhibit C	Form of Request for Issuance
Exhibit D	Form of Prepayment Notice
Exhibit E-1	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit E-2	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit E-3	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit E-4	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit F-1	Form of Opinion of Special New York counsel to the Borrower
Exhibit F-2	Form of Opinion of Associate General Counsel of the Borrower
Exhibit G	Form of Opinion of Special Counsel to the Agent

Schedule 2.01	Commitments
Schedule 2.17(i)	LC Fronting Bank Commitments
Schedule 5.10	Existing Liens
Schedule 5.12	Terms of Subordination

-iv-

AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT (this “Agreement”), dated as of October 11, 2011, among Oncor Electric Delivery Company LLC, a Delaware limited liability company (the “Borrower”), the lenders listed in Schedule 2.01 (together with their successors and assigns, the “Lenders”), JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), as administrative agent for the Lenders (in such capacity, the “Agent”), JPMorgan Chase, as swingline lender (in such capacity, the “Swingline Lender”), and JPMorgan Chase, Barclays Bank PLC (“Barclays”), The Royal Bank of Scotland plc (“RBS”), Bank of America, N.A. (“Bank of America”) and Citibank, N.A. (“Citibank”), as fronting banks for letters of credit issued hereunder.

WITNESSETH:

WHEREAS, the Borrower has requested that the Lenders, the Agent, the Swingline Lender and the Fronting Banks agree, on the terms and conditions set forth herein, to amend and restate the Revolving Credit Agreement, dated as of October 10, 2007, as amended as of August 4, 2011 (as amended, the “Prior Credit Agreement”), among the Borrower, JPMorgan Chase, as administrative agent, and the banks, financial institutions and other institutional lenders party thereto. The Lenders, the Agent, the Swingline Lender and the Fronting Banks have indicated their willingness to amend and restate the Prior Credit Agreement on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the parties hereto hereby agree that the Prior Credit Agreement is amended and restated as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

SECTION 1.01. Defined Terms.

As used in this Agreement, the following terms shall have the meanings specified below:

“ABR Borrowing” shall mean a Borrowing comprised of ABR Loans.

“ABR Loan” shall mean any Loan bearing interest at a rate determined by reference to the Alternate Base Rate in accordance with the provisions of Article II or any Eurodollar Loan Converted to a Loan bearing interest at a rate determined by reference to the Alternate Base Rate and in any event shall include all Swingline Loans.

“Additional Commitment Lender” shall have the meaning given such term in Section 2.20(d).

“Additional Lender” shall have the meaning given such term in Section 2.19(a).

“Administrative Fees” shall have the meaning given such term in Section 2.04(e).

“Affiliate” shall mean, when used with respect to a specified Person, another Person that directly or indirectly controls or is controlled by or is under common control with the Person specified.

“Agent” shall have the meaning given such term in the preamble hereto.

“Agent Party” and “Agent Parties” shall have the meaning given such terms in Section 8.17(e).

“Agreement” shall have the meaning given such term in the preamble hereto.

“Alternate Base Rate” shall mean, for any day, a rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to the greatest of (i) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%, (ii) the Prime Rate in effect on such day and (iii) BBA LIBOR for deposits in dollars at approximately 11:00 a.m. (London time) on such day for a term of one month plus 1% (the “One-Month LIBO Rate”). For purposes hereof, “Prime Rate” shall mean the rate of interest per annum publicly announced from time to time by JPMorgan Chase as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective on the date such change is publicly announced as effective; and “Federal Funds Effective Rate” shall mean, for any day, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as released on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so released for any day which is a Business Day, the arithmetic average (rounded upwards to the next 1/100th of 1%), as determined by JPMorgan Chase, of the quotations for the day of such transactions received by JPMorgan Chase from three Federal funds brokers of recognized standing selected by it. If for any reason JPMorgan Chase shall have determined (which determination shall be conclusive absent manifest error; provided that JPMorgan Chase shall, upon request, promptly provide to the Borrower a certificate setting forth in reasonable detail the basis for such determination) that it is unable to ascertain the Federal Funds Effective Rate or the One-Month LIBO Rate for any reason, including the inability of JPMorgan Chase to obtain sufficient quotations in accordance with the terms thereof, the Alternate Base Rate shall be determined without regard to clause (i) or (iii), as applicable, of the first sentence of this definition until the circumstances giving rise to such inability no longer exist. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the One-Month LIBO Rate shall be effective on the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the One-Month LIBO Rate, respectively.

“Anniversary Date” shall have the meaning given such term in Section 2.20(a)

“Applicable Law” shall mean, as to any Person, any law (including common law), statute, regulation, ordinance, rule, order, decree, judgment, consent decree, writ, injunction, settlement agreement or governmental requirement enacted, promulgated or imposed or entered into or agreed by any Governmental Authority (including the PUCT, ERCOT and FERC), in each case applicable to or binding on such Person or any of its property or assets or to which such Person or any of its property or assets is subject. Applicable Law shall also include commitments, undertakings and stipulations set forth in the final Order on Rehearing in PUCT Docket No. 34077 (April 24, 2008) and final Order Authorizing Disposition of Jurisdictional Facilities in FERC Docket No. EC07-87-000 (September 6, 2007).

“Applicable Margin” shall mean, at any time and for any Type of Loan, the percentage per annum set forth below corresponding to such Type of Loan in the column under the Applicable Rating Level at such time. At any time an Event of Default has occurred and is continuing, the Applicable Margins set forth below shall be increased for each Applicable Rating Level by 2.00% with respect to overdue principal.

Applicable Rating Level	1	2	3	4	5
Percentage Per Annum
Eurodollar Loan	1.000%	1.125%	1.250%	1.500%	1.750%
ABR Loan	0%	0.125%	0.250%	0.500%	0.750%

“Applicable Rating Level” shall mean, at any time, the level set forth below in the row next to the then applicable Debt Ratings. If there is a difference of one level in the Debt Ratings, then the higher Debt Rating shall be used for purposes of determining the Applicable Rating Level, and if there is a difference of more than one level in the Debt Ratings, then the Debt Rating one level higher than the lower Debt Rating will be used for purposes of determining the Applicable Rating Level. Any change in the Applicable Rating Level shall be effective on the date on which the applicable rating agency announces any change in the applicable Debt Rating.

S&P Debt Rating Moody’s Debt Rating	Applicable Rating Level
A or better A2 or better	1
A- or better A3 or better	2
BBB+ Baal	3
BBB Baa2	4
Equal to or below BBB-* Equal to or below Baa3*	5
*	or unrated

“Approved Fund” shall mean any Fund that is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender or (iii) an entity or an Affiliate of an entity that administers or manages a Lender.

“Assignment and Assumption” shall mean an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 8.04), and accepted by the Agent, in substantially the form of Exhibit A.

“Authorized Officer” shall mean the President, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Treasurer, the Assistant Treasurer, with respect to certain limited liability companies or partnerships that do not have officers, any manager, managing member or general partner thereof, any other senior officer of the Borrower designated as such in writing to the Agent by the Borrower and, with respect to any document delivered on the Closing Date, the Secretary or the Assistant Secretary of the Borrower. Any document delivered hereunder that is signed by an Authorized Officer shall be conclusively presumed to have been authorized by all necessary corporate, limited liability company, partnership and/or other action on the part of the Borrower and such Authorized Officer shall be conclusively presumed to have acted on behalf of the Borrower.

“Auto-Extension Letter of Credit” shall have the meaning given such term in Section 2.17(j).

“Available Commitment” shall mean, for each Lender, the excess of such Lender’s Commitment over such Lender’s Outstanding Credits.

“Available Commitments” shall refer to the aggregate of the Lenders’ Available Commitments.

“Bankruptcy Code” shall have the meaning given such term in Section 2.13(a).

“Bankruptcy Event” shall mean, with respect to any Person, such Person has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“Bank of America” shall have the meaning given such term in the preamble hereto.

“Barclays” shall have the meaning given such term in the preamble hereto.

“BBA LIBOR” shall have the meaning given such term in the definition of LIBO Rate.

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States.

“Borrower” shall have the meaning given such term in the preamble hereto.

“Borrower Information” shall have the meaning given to such term in Section 3.05(b).

“Borrowing” shall mean (i) the incurrence of a Swingline Loan from the Swingline Lender on a given date and (ii) a group of Loans of a single Type made or Converted by the Lenders on a single date and as to which a single Interest Period is in effect.

“Borrowing Request” shall mean a request made pursuant to Section 2.03(a) substantially in the form of Exhibit B-1.

“Business Day” shall mean any day (other than a day that is a Saturday, Sunday or legal holiday in the City of New York) on which banks are open for business in New York City; provided, however, that, when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Capitalization” shall mean the total of all the following items appearing on, or included in, the Borrower’s unconsolidated balance sheet: (i) liabilities for Indebtedness maturing more than 12 months from the date of determination, and (ii) common stock, common stock expense, accumulated other comprehensive income or loss, preferred stock, preference stock, premium on common stock and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of the Borrower’s capital stock held in the Borrower’s treasury, if any. Capitalization shall be determined in accordance with GAAP and practices applicable to the type of business in which the Borrower is engaged, and may be determined as of the date not more than 60 days prior to the happening of the event for which the determination is being made.

“Cash Collateral Account” shall have the meaning given such term in Article VI.

“Cash Management Agreement” shall mean any agreement or arrangement to provide Cash Management Services.

“Cash Management Bank” shall mean any Person that either (x) at the time it enters into a Cash Management Agreement or provides Cash Management Services is a Lender or an Affiliate of a Lender or (y) with respect to Cash Management Agreements entered into prior to the Closing Date, was, immediately prior to the Closing Date, a Lender or an Affiliate of a Lender (as such terms were defined in the Prior Credit Agreement), in each case, in its capacity as a party to such Cash Management Agreement or a provider of such Cash Management Services.

“Cash Management Services” shall mean treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer (including automated clearing house fund transfer services) and other cash management services.

“Change in Control” shall mean and be deemed to have occurred if any Person or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), other than the Permitted Holders, shall at any time have acquired direct or indirect beneficial ownership of a percentage of the voting power of the outstanding Voting Shares of the Borrower that exceeds 35% thereof, unless the Permitted Holders have, at such time, the right or the ability by voting power, contract or otherwise to elect or designate for election at least a majority of the board of directors of EFH.

“Change in Law” shall mean the occurrence, after the date of this Agreement, of any of the following: (i) the adoption or taking effect of any law, rule, regulation or treaty, (ii) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (iii) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Charges” shall have the meaning given such term in Section 8.14(a).

“Citibank” shall have the meaning given such term in the preamble hereto.

“Closing Date” shall mean October 11, 2011.

“Code” shall mean the Internal Revenue Code of 1986, as the same may be amended from time to time.

“Collateral” shall mean all property pledged, mortgaged or purported to be pledged or mortgaged pursuant to the Security Documents.

“Collateral Agent” shall mean The Bank of New York Mellon Trust Company, N.A., as successor to The Bank of New York Mellon (formerly The Bank of New York) as collateral agent under the Mortgage, or any other successor collateral agent.

“Commitment” shall mean, with respect to any Lender, the commitment of such Lender in an amount set forth in Schedule 2.01 hereto to make Revolving Credit Loans and in the case of the Swingline Lender, Swingline Loans, and to purchase participations in Letters of Credit and Swingline Loans as such Commitment may be permanently terminated or reduced from time to time pursuant to Section 2.08, increased pursuant to Section 2.19, extended pursuant to Section 2.20 or modified from time to time pursuant to Section 8.04. The Commitment of each Lender shall automatically and permanently terminate on the Commitment Termination Date of such Lender if not terminated earlier pursuant to the terms hereof.

“Commitment Fee” shall have the meaning given such term in Section 2.04(a).

“Commitment Fee Percentage” shall mean, at any time, the percentage per annum set forth below in the column under the Applicable Rating Level at such time.

Applicable Rating Level	1	2	3	4	5
Percentage Per Annum
Commitment Fee	0.100%	0.125%	0.175%	0.225%	0.275%

“Commitment Termination Date” shall mean October 11, 2016 or such later date that may be established for any Lender pursuant to Section 2.20.

“Communications” shall have the meaning given such term in Section 8.17(a).

“Confidential Information” shall have the meaning given such term in Section 8.16.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Senior Debt” shall mean the Senior Debt (other than the Qualified Transition Bonds) of the Borrower and its Consolidated Subsidiaries determined on a consolidated basis.

“Consolidated Shareholders’ Equity” shall mean the sum (without duplication) of (i) total common stock or common members’ interest plus (ii) preferred and preference stock or preferred members’ interest not subject to mandatory redemption, each (in the case of clauses (i) and (ii)) determined with respect to the Borrower and its Consolidated Subsidiaries on a consolidated basis, plus (iii) Equity-Credit Preferred Securities in an aggregate liquidation preference amount not in excess of $1,000,000,000; provided, however, that in computing Consolidated Shareholders’ Equity at any time, the following shall be added to the extent that the following decreased total common members’ interest: any cash and non-cash charges, in an amount of up to $250,000,000 (calculated on an aggregate basis throughout the term of this Agreement), as a result of (x) rulings by state regulatory bodies having jurisdiction over the Borrower or its Consolidated Subsidiaries and (y) the early retirement, repurchase or termination of debt or other securities or financing arrangements, including premiums, relating to liability management activities.

“Consolidated Subsidiary” of any Person shall mean at any date any Subsidiary or other entity the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements as of such date; provided, however, that Qualified Transition Bond Issuers and Subsidiaries of Qualified Transition Bond Issuers shall not be deemed to be Consolidated Subsidiaries of the Borrower.

“Consolidated Total Capitalization” shall mean the sum of (i) Consolidated Shareholders’ Equity, (ii) Consolidated Senior Debt and (iii) Subordinated Obligations excluded from the calculation of Senior Debt.

“Controlled Group” shall mean all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414(b) or 414(c) of the Code.

“Conversion Notice” shall mean a request made pursuant to Section 2.03(b) substantially in the form of Exhibit B-2.

“Convert”, “Conversion” and “Converted” each shall refer to a conversion of Revolving Credit Loans of one Type into Revolving Credit Loans of the other Type (or a combination of Types) or Revolving Credit Loans of the same Type having the same or a new Interest Period or the selection of a new, or the renewal of the same, Interest Period for Eurodollar Loans, pursuant to Section 2.03, 2.07 or 2.11(a)(ii).

“Credit Documents” shall mean this Agreement, the Security Documents, the Letter Agreements and any promissory notes issued by the Borrower hereunder.

“Credit Parties” shall mean the Agent, the Collateral Agent, the Swingline Lender, the Fronting Banks and the Lenders.

“Debt Ratings” shall mean the ratings (whether explicit or implied) assigned by S&P and Moody’s to the senior secured non-credit enhanced long term debt of the Borrower.

“Default” shall mean any event or condition, which upon notice, lapse of time or both would constitute an Event of Default.

“Defaulting Lender” shall mean any Lender that (i) has failed, within three Business Days of the date required to be funded or paid, to (A) fund any portion of its Loans, (B) fund any portion of its participations in Letters of Credit or Swingline Loans or (C) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (A) above, such Lender notifies the Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (ii) has notified any Borrower or the Agent, any Fronting Bank or the Swingline Lender in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied), (iii) has failed, within three Business Days after written request by the Agent, any Fronting Bank or the Swingline Lender, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet its obligations) to fund prospective Loans and participations in then outstanding Letters of Credit and Swingline Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (iii) upon the Agent’s, such Fronting Bank’s or such Swingline Lender’s (as applicable) receipt of such certification in form and substance reasonably satisfactory to it and the Agent, or (iv) has, or has a Lender Parent that has, become the subject of a Bankruptcy Event.

“Designated Cash Management Agreement” shall mean a Cash Management Agreement entered into on or after the Closing Date with respect to which the obligations of the Borrower or any of its Subsidiaries thereunder are designated by the parties thereto as constituting “Obligations” hereunder.

“Designated Hedging Agreement” shall mean a Hedging Agreement entered into on or after the Closing Date with respect to which the obligations of the Borrower or any of its Subsidiaries thereunder are designated by the parties thereto as constituting “Obligations” hereunder.

“dollars” or “$” shall mean lawful money of the United States of America.

“Drawing” shall mean a drawing by a beneficiary under any Letter of Credit.

“EFH” shall mean Energy Future Holdings Corp., a Texas corporation, and its successors.

“Eligible Assignee” shall mean any Person that meets the requirements to be an assignee under Section 8.04(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 8.04(b)(iii)).

“Equity-Credit Preferred Securities” shall mean securities, however denominated, (i) issued by the Borrower or a Consolidated Subsidiary of the Borrower, (ii) that are not subject to mandatory redemption or the underlying securities, if any, of which are not subject to mandatory redemption, (iii) that are perpetual or mature no less than 30 years from the date of issuance, (iv) the indebtedness issued in connection with which, including any guaranty, is subordinate in right of payment to the unsecured and unsubordinated indebtedness of the issuer of such indebtedness or guaranty, and (v) the terms of which permit the deferral of the payment of interest or distributions thereon to a date occurring after the latest Commitment Termination Date of the Lenders.

“Equity Interests” of any Person shall mean the shares of common stock and other voting capital stock or other voting ownership interests having ordinary voting power to vote in the election of the board of directors or other governing body performing similar functions (except directors’ qualifying shares) of such Person.

“ERCOT” shall mean the Electric Reliability Council of Texas or any other entity succeeding thereto.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that is a member of a group of (i) organizations described in Section 414(b) or (c) of the Code and (ii) solely for purposes of the Lien created under Section 412(n) of the Code, organizations described in Section 414(m) or (o) of the Code of which the Borrower or any Subsidiary is a member.

“ERISA Event” shall mean (i) any Reportable Event; (ii) the incurrence of any liability under Title IV of ERISA with respect to the termination of any Plan or the withdrawal or partial withdrawal of the Borrower or any of its ERISA Affiliates from any Plan or Multiemployer Plan; (iii) the receipt by the Borrower or any ERISA Affiliate from the PBGC of any notice relating to the intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (iv) the receipt by the Borrower or any ERISA Affiliate of any notice concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; and (v) the occurrence of a nonexempt “prohibited transaction” as defined in Section 4975(c) of the Code or Section 406 of ERISA with respect to which the Borrower or any of its Subsidiaries is liable.

“Eurocurrency Liabilities” shall have the meaning given such term in Regulation D of the Board, as in effect from time to time.

“Eurodollar Borrowing” shall mean a Borrowing comprised of Eurodollar Loans.

“Eurodollar Loan” shall mean any Revolving Credit Loan bearing interest at a rate determined by reference to the LIBO Rate in accordance with the provisions of Article II.

“Event of Default” shall have the meaning given such term in Article VI.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Taxes” shall mean any of the following Taxes imposed on or with respect to a Credit Party or required to be withheld or deducted from a payment to a Credit Party, (i) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (A) imposed as a result of such Credit Party being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (B) that are Other Connection Taxes, (ii) in the case of a Lender (which for purposes of this clause (ii) shall include any Fronting Bank and the Swingline Lender), U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (A) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment requested by the Borrower under Section 2.16) or (B) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.15, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (iii) Taxes attributable to such Credit Party’s failure to comply with Section 2.15(g) and (iv) any U.S. federal withholding Taxes imposed under FATCA.

“Existing Commitment Termination Date” shall have the meaning given such term in Section 2.20(a).

“Existing Notes” shall mean:

•	$375,595,000 aggregate principal amount of the Borrower’s 6.375% Senior Secured Notes due 2012;

•	$523,722,000 aggregate principal amount of the Borrower’s 5.950% Senior Secured Notes due 2013;

•	$500,000,000 aggregate principal amount of the Borrower’s 6.375% Senior Secured Notes due 2015;

•	$324,405,000 aggregate principal amount of the Borrower’s 5.000% Senior Secured Notes due 2017;

•	$550,000,000 aggregate principal amount of the Borrower’s 6.800% Senior Secured Notes due 2018;

•	$126,278,000 aggregate principal amount of the Borrower’s 5.750% Senior Secured Notes due 2020;

•	$800,000,000 aggregate principal amount of the Borrower’s 7.000% Debentures due 2022;.

•	$500,000,000 aggregate principal amount of the Borrower’s 7.000% Senior Secured Notes due 2032;

•	$350,000,000 aggregate principal amount of the Borrower’s 7.250% Senior Secured Notes due 2033;

•	$300,000,000 aggregate principal amount of the Borrower’s 7.500% Senior Secured Notes due 2038; and

•	$475,000,000 aggregate principal amount of the Borrower’s 5.250% Senior Secured Notes due 2040.

“Extension Date” shall have the meaning given such term in Section 2.20(d).

“Extension of Credit” shall mean (i) the making of a Revolving Credit Loan, (ii) the issuance of a Letter of Credit or the amendment of any Letter of Credit having the effect of extending the stated termination date thereof or increasing the maximum amount available to be drawn thereunder or (iii) the making of a Swingline Loan.

“FATCA” shall mean Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds Effective Rate” shall have the meaning given such term in the definition of “Alternate Base Rate”.

“Fee Letters” shall mean (i) the Amended and Restated Fee Letter, dated as of October 7, 2011, among Barclays, RBS, RBS Securities Inc. and the Borrower, (ii) the Fee Letter, dated as of September 7, 2011, among J.P. Morgan Securities LLC, JPMorgan Chase and the Borrower, relating to agency fees, (iii) the Fee Letter, dated as of September 7, 2011, among J.P. Morgan Securities LLC, JPMorgan Chase and the Borrower, relating to arrangement fees, (iv) the Fee Letter, dated as of September 6, 2011, among Bank of America, Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Borrower, (v) the Fee Letter, dated as of September 7, 2011, between Citigroup Global Markets Inc. and the Borrower, (vi) the Fee Letter, dated as of September 9, 2011, between Credit Suisse AG, Cayman Islands Branch and the Borrower, and (vii) the Fee Letter, dated as of September 8, 2011, among Morgan Stanley Bank, N.A., Morgan Stanley Senior Funding, Inc. and the Borrower, each as amended, modified or supplemented from time to time.

“Fees” shall mean the Commitment Fee, the Administrative Fees, the Fronting Fees, the LC Fee and any other fees provided for in the Fee Letters.

“FERC” shall mean the Federal Energy Regulatory Commission or any successor.

“Financial Officer” of any corporation or limited liability company shall mean the chief financial officer, principal accounting officer, treasurer, associate or assistant treasurer, or any responsible officer designated by one of the foregoing Persons, of such corporation or limited liability company.

“Foreign Lender” shall mean a Lender that is not a U.S. Person.

“Fronting Bank Termination Date” shall mean, with respect to any Fronting Bank, the date that is three Business Days before the Commitment Termination Date in effect for the Lender (or its Affiliate) that is also such Fronting Bank or such earlier date designated by such Fronting Bank pursuant to Section 2.20(h) in connection with any extension of the Commitment Termination Date.

“Fronting Banks” shall mean (i) JPMorgan Chase, Barclays, RBS, Bank of America and Citibank and (ii) any Affiliate of any Person listed in clause (i) as may be designated by such Person and any other Lender or Affiliate of any Lender, in each case, having a long-term credit rating acceptable to the Borrower (and, in the case of any such Affiliate, being otherwise reasonably acceptable to the Borrower) that delivers an instrument in form and substance satisfactory to the Borrower and the Agent whereby such other Lender or Affiliate agrees to act as a “Fronting Bank” hereunder and states the amount of its LC Fronting Bank Commitment.

“Fronting Fee” shall have the meaning given such term in Section 2.04(c).

“Fund” shall mean any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

“GAAP” shall mean generally accepted accounting principles, applied on a consistent basis.

“Governmental Authority” shall mean any Federal, state, local or foreign court or governmental agency, authority, instrumentality or regulatory body.

“Hedge Bank” shall mean any Person (other than the Borrower or any Subsidiary of the Borrower) that, either (x) at the time it enters into a Hedging Agreement is a Lender or an Affiliate of a Lender or (y) with respect to any Hedging Agreement entered into prior to the Closing Date, was, immediately prior to the Closing Date, a Lender or an Affiliate of a Lender (as such terms were defined in the Prior Credit Agreement), in its capacity as a party to a Hedging Agreement.

“Hedging Agreements” shall mean (i) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement and (ii) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement or any other master agreement.

“Hedging Obligations” shall mean, with respect to any Person, the obligations of such Person under Hedging Agreements.

“Holdings” shall mean Oncor Electric Delivery Holdings Company LLC.

“Increase Effective Date” shall have the meaning given such term in Section 2.19(a).

“Increase Joinder” shall have the meaning given such term in Section 2.19(c).

“Incremental Commitment Increase” shall have the meaning given such term in Section 2.19(a).

“Indebtedness” of any Person shall mean (without duplication) all indebtedness of such Person (i) for borrowed money or evidenced by bonds, indentures, notes or other similar instruments, (ii) to pay the deferred purchase price of property or services (excluding trade payables in the ordinary course of business that are not more than 60 days overdue) that in accordance with GAAP would be included as a liability on the balance sheet of such Person, (iii) as lessee for the principal component of all leases that are recorded as capital leases, (iv) under reimbursement agreements or similar agreements with respect to the issuance of letters of credit (other than obligations in respect of letters of credit opened to provide for the payment of goods or services purchased in the ordinary course of business), (v) in respect of Indebtedness of others secured by a Lien on any asset of such Person (with the Indebtedness of such Person described in this clause (v) deemed to be equal to the lesser of (a) the aggregate unpaid amount of such Indebtedness and (b) the fair market value of the property encumbered thereby as determined by such Person in good faith), (vi) all net payment obligations of such Person in respect of interest rate swap agreements, currency swap agreements and other similar agreements designed to hedge against fluctuations in interest rates or foreign exchange rates and (vii) under direct or indirect guaranties in respect of, and to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, liabilities, obligations or indebtedness of others of the kinds referred to in clauses (i) through (vi) above (provided that this clause (vii) shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness)); provided, however, that for all purposes, the following shall be excluded from the definition of “Indebtedness”: (A) Qualified Transition Bonds (including interest rate swaps entered into by any Qualified Transition Bond Issuer of the Borrower in connection with Qualified Transition Bonds issued by such Qualified Transition Bond Issuer), (B) amounts payable from the Borrower to an Affiliate in connection with nuclear decommissioning costs, retail clawback or other regulatory transition issues and (C) any Indebtedness defeased by such Person or by any Subsidiary of such Person.

“Indemnified Taxes” shall mean (i) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Credit Document and (ii) to the extent not otherwise described in (i), Other Taxes.

“Indemnitee” shall have the meaning given such term in Section 8.05(c).

“Indentures” shall mean the indentures for the Existing Notes and any supplements, amendments or replacements of such indentures.

“Interest Payment Date” shall mean, with respect to any Loan (including any Swingline Loan), the last day of the Interest Period applicable thereto and, in the case of a Eurodollar Loan with an Interest Period of more than three months’ duration, each day that would have been an Interest Payment Date for such Loan had successive Interest Periods of three months’ duration or 90 days’ duration, as the case may be, been applicable to such Loan and, in addition, the date of any prepayment of such Loan or Conversion of such Revolving Credit Loan to a Revolving Credit Loan of a different Type.

“Interest Period” shall mean (i) as to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1, 2, 3 or 6 (or, if agreed to by all Lenders hereunder, 9 or 12) months (or, if agreed to by all Lenders hereunder, a period shorter than 1 month) thereafter, and (ii) as to any ABR Borrowing, the period commencing on the date of such Borrowing and ending on the earliest of (A) the next succeeding March 31, June 30, September 30 or December 31, (B) the Commitment Termination Date of any Lender, and (C) the date such Borrowing is repaid or prepaid in accordance with Section 2.05, Section 2.08(b) or Section 2.09; provided, however, that if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless, in the case of Eurodollar Loans only, such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day. Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period.

“Joint Lead Arranger” shall have the meaning given such term in the Letter Agreements.

“JPMorgan Chase” shall have the meaning given such term in the preamble hereto.

“LC Fee” shall have the meaning given such term in Section 2.04(b).

“LC Fronting Bank Commitment” shall mean, with respect to any Fronting Bank, the aggregate stated amount of all Letters of Credit that such Fronting Bank agrees to issue, as modified from time to time pursuant to agreement among such Fronting Bank, the Borrower and the Agent. With respect to each Person that is a Fronting Bank on the date hereof, such Fronting Bank’s LC Fronting Bank Commitment shall equal such Fronting Bank’s “LC Fronting Bank Commitment” listed on Schedule 2.17(i) (as modified from time to time in a written agreement between such LC Fronting Bank and the Borrower) and, with respect to any Person that becomes a Fronting Bank after the date hereof, such Person’s LC Fronting Bank Commitment shall equal the amount agreed upon between the Borrower and such Person at the time such Person becomes a Fronting Bank.

“LC Outstandings” shall mean, on any date of determination, the sum of (i) the Stated Amounts of all Letters of Credit that are outstanding on such date and (ii) the aggregate principal amount of all unpaid reimbursement obligations of the Borrower on such date with respect to payments made by the Fronting Banks under Letters of Credit (excluding reimbursement obligations that have been repaid with the proceeds of any Loan). A Lender’s “LC Outstandings” shall mean such Lender’s participation interest in the Stated Amount of Letters of Credit and its Percentage of all unpaid reimbursement obligations in respect of the Letters of Credit.

“LC Payment Notice” shall have the meaning given such term in Section 2.17(d).

“Lender Extension Notice Date” shall have the meaning given such term in Section 2.20(b).

“Lender Parent” shall mean, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a Subsidiary.

“Lenders” shall have the meaning given such term in the preamble hereto. Unless the context clearly indicates otherwise, the term “Lenders” shall include the Swingline Lender.

“Letter Agreements” shall mean (i) the Commitment Letter, dated as of September 2, 2011, among Barclays, RBS, RBS Securities Inc. and the Borrower, (ii) the Joinder Agreement, dated as of September 7, 2011, among J.P. Morgan Securities LLC, JPMorgan Chase and the Borrower, (iii) the Joinder Agreement, dated as of September 6, 2011, among Bank of America, Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Borrower, (iv) the Joinder Agreement, dated as of September 7, 2011, between Citigroup Global Markets Inc. and the Borrower, (v) the Joinder Agreement, dated as of September 9, 2011, between Credit Suisse AG, Cayman Islands Branch and the Borrower, (vi) the Joinder Agreement, dated as of September 8, 2011, among Morgan Stanley Bank, N.A., Morgan Stanley Senior Funding, Inc. and the Borrower, and (vii) the Fee Letters, each as amended, modified or supplemented from time to time.

“Letter of Credit” shall mean a standby letter of credit that is issued by a Fronting Bank pursuant to a Request for Issuance, as such letter of credit may from time to time be amended, modified or extended in accordance with the terms of this Agreement.

“LIBO Rate” shall mean, for any Interest Period with respect to a Eurodollar Borrowing, the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for deposits in dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period. If such rate is not available at such time for any reason, then the “LIBO Rate” for such Interest Period shall be a rate per annum as may be agreed upon by the Borrower and the Agent to be a rate at which deposits in dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Borrowing being made, continued or converted by the Agent and with a term equivalent to such Interest Period would be offered by the Agent’s London Branch to major banks in the applicable London interbank Eurodollar market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period.

“Lien” shall mean, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. For the purposes of this Agreement, any Person shall be deemed to own subject to a Lien any asset which it has acquired or holds (other than pursuant to an ordinary course consignment) subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

“Loan” shall mean a Revolving Credit Loan or a Swingline Loan.

“Mandatory Borrowing” shall have the meaning given such term in Section 2.18(d).

“Material Adverse Change” shall mean any circumstances or conditions affecting the business, assets, operations, properties or financial condition of the Borrower and its Subsidiaries, taken as a whole, that would, individually or in the aggregate, materially adversely affect (a) the ability of the Borrower to perform its obligations under this Agreement or any of the other Credit Documents or (b) the rights and remedies of the Credit Parties under this Agreement or any of the other Credit Documents.

“Maximum Rate” shall have the meaning given such term in Section 8.14(a).

“Moody’s” shall mean Moody’s Investors Service, Inc.

“Mortgage” shall mean the Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008 (as amended, modified and supplemented from time to time), by the Borrower as grantor, to and for the benefit of the Collateral Agent.

“Mortgaged Property” shall have the meaning given such term in the Mortgage.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which any of the Borrower, any Subsidiary or any ERISA Affiliate is making, or accruing an obligation to make, contributions or with respect to which the Borrower, any Subsidiary or any ERISA Affiliate could incur liability under Title IV of ERISA.

“Net Tangible Assets” shall mean the amount shown as total assets on the Borrower’s unconsolidated balance sheet, less (i) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, unamortized debt discount and expense and other regulatory assets carried as an asset on the Borrower’s unconsolidated balance sheet, and (ii) appropriate adjustments, if any, on account of minority interests. Net Tangible Assets shall be determined in accordance with GAAP and practices applicable to the type of business in which the Borrower is engaged.

“Non-Consenting Lender” shall mean any Lender that does not approve any consent, waiver or amendment that (i) requires the approval of all Lenders in accordance with the terms of Section 8.08 and (ii) has been approved by the Required Lenders.

“Non-Dilutive Subsidiary” of any Person and with respect to any Subsidiary of such Person (the “original Subsidiary”) shall mean any other Subsidiary of such Person if the percentage of the Equity Interests held by such Person in such other Subsidiary is at least as great as the percentage of the Equity Interests held by such Person in such original Subsidiary.

“Non-Extending Lender” shall have the meaning given such term in Section 2.20(b).

“Non-Extension Notice Date” shall have the meaning given such term in Section 2.17(j).

“Obligations” shall mean all advances to, and debts, liabilities, obligations, covenants and duties of, the Borrower and any of its Subsidiaries arising under any Credit Document or otherwise with respect to any Loan or Letter of Credit or under any Secured Cash Management Agreement or Secured Hedging Agreement, in each case, entered into with the Borrower or any Subsidiary of the Borrower, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Borrower or such Subsidiary of any proceeding under any bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. Without limiting the generality of the foregoing, the Obligations of the Borrower under the Credit Documents (and any of its Subsidiaries to the extent they have obligations under the Credit Documents) include the obligation to pay principal, interest, charges, expenses, fees, attorney costs, indemnities and other amounts payable by the Borrower under any Credit Document.

“One-Month LIBO Rate” shall have the meaning given such term in the definition of “Alternate Base Rate”.

“Other Connection Taxes” shall mean, with respect to any Credit Party, Taxes imposed as a result of a present or former connection between such Credit Party and the jurisdiction imposing such Tax (other than connections arising from such Credit Party having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Loan or Credit Document).

“Other Taxes” shall mean all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Credit Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.16).

“Outstanding Credits” of any Lender shall mean, on any date of determination, an amount equal to (i) the aggregate principal amount of all outstanding Revolving Credit Loans made by such Lender plus (ii) such Lender’s LC Outstandings on such date plus (iii) such Lender’s Swingline Outstandings on such date.

“Participant” shall have the meaning given such term in Section 8.04(d).

“Participant Register” shall have the meaning given such term in Section 8.04(d).

“Participating Receivables Grantor” shall mean the Borrower or any Subsidiary that is or that becomes a participant or originator in a Permitted Receivables Financing.

“Patriot Act” shall have the meaning given such term in Section 8.20.

“Payment Date” shall mean the date on which payment of a Drawing is made by a Fronting Bank.

“PBGC” shall mean the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

“Percentage” shall mean, for any Lender on any date of determination, the percentage obtained by dividing such Lender’s Commitment on such date by the Total Commitment on such date.

“Permitted Encumbrances” shall mean, as to any Person at any date, any of the following:

(i) (A) Liens for taxes, assessments or governmental charges not then delinquent and Liens for workers’ compensation awards and similar obligations not then delinquent and undetermined Liens or charges incidental to construction, Liens for taxes, assessments or governmental charges then delinquent but the validity of which is being contested at the time by such Person in good faith against which an adequate reserve has been established, with respect to which levy and execution thereon have been stayed and continue to be stayed and that do not impair the use of the property or the operation of such Person’s business, (B) Liens incurred or created in connection with or to secure the performance of bids, tenders, contracts (other than for the payment of money), leases, statutory obligations, surety bonds or appeal bonds, and mechanics’ or materialmen’s Liens, assessments or similar encumbrances, the existence of which does not impair the use of the property subject thereto for the purposes for which it was acquired, and other Liens of like nature incurred or created in the ordinary course of business;

(ii) Liens securing indebtedness, neither assumed nor guaranteed by such Person nor on which it customarily pays interest, existing upon real estate or rights in or relating to real estate acquired by such Person for any substation, transmission line, transportation line, distribution line, right of way or similar purpose;

(iii) rights reserved to or vested in any municipality or public authority by the terms of any right, power, franchise, grant, license or permit, or by any provision of law, to terminate such right, power, franchise, grant, license or permit or to purchase or recapture or to designate a purchaser of any of the property of such Person;

(iv) rights reserved to or vested in others to take or receive any part of the power, gas, oil, coal, lignite or other minerals or timber generated, developed, manufactured or produced by, or grown on, or acquired with, any property of such Person and Liens upon the production from property of power, gas, oil, coal, lignite or other minerals or timber, and the by-products and proceeds thereof, to secure the obligations to pay all or a part of the expenses of exploration, drilling, mining or development of such property only out of such production or proceeds;

(v) easements, licenses, restrictions, exceptions or reservations in any property and/or rights of way of such Person for the purpose of roads, pipe lines, substations, transmission lines, transportation lines, distribution lines, removal of oil, gas, lignite, coal or other minerals or timber, and other like purposes, or for the joint or common use of real property, rights of way, facilities and/or equipment, and defects, irregularities and deficiencies in titles of any property and/or rights of way, which do not materially impair the use of such property and/or rights of way for the purposes for which such property and/or rights of way are held by such Person;

(vi) rights reserved to or vested in any municipality or public authority to use, control or regulate any property of such Person;

(vii) any obligations or duties, affecting the property of such Person, to any municipality or public authority with respect to any franchise, grant, license or permit;

(viii) as of any particular time any controls, Liens, restrictions, regulations, easements, exceptions or reservations of any municipality or public authority applying particularly to space satellites or nuclear fuel;

(ix) any judgment Lien against such Person securing a judgment for an amount not exceeding 25% of Consolidated Shareholders’ Equity of such Person, so long as the finality of such judgment is being contested by appropriate proceedings conducted in good faith and execution thereon is stayed;

(x) any Lien arising by reason of deposits with or giving of any form of security to any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, for any purpose at any time as required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or license, or to enable such Person to maintain self-insurance or to participate in any fund for liability on any insurance risks or in connection with workers’ compensation, unemployment insurance, old age pensions or other social security or to share in the privileges or benefits required for companies participating in such arrangements;

(xi) any landlords’ Lien on fixtures or movable property located on premises leased by such Person in the ordinary course of business so long as the rent secured thereby is not in default; or

(xii) any Lien of the Agent on the Cash Collateral Account.

“Permitted Holders” shall mean any of Kohlberg Kravis Roberts & Co., L.P., KKR Associates, L.P., TPG Capital, L.P., J.P. Morgan Ventures Corporation, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and LB I Group, and each of their respective Affiliates, but excluding portfolio companies of any of the foregoing.

“Permitted Receivables Financing” shall mean any of one or more receivables financing programs as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the obligations of which are limited recourse (except for representations, warranties, covenants and indemnities made in connection with such facilities) to the Borrower and its Subsidiaries (other than a Receivables Entity) providing for the sale, conveyance, or contribution to capital of Receivables Facility Assets by Participating Receivables Grantors in transactions purporting to be sales of Receivables Facility Assets to either (i) a Person that is not a Subsidiary or (ii) a Receivables Entity that in turn funds such purchase by the direct or indirect sale, transfer, conveyance, pledge, or grant of participation or other interest in such Receivables Facility Assets to a Person that is not a Subsidiary.

“Permitted Sale Leaseback” shall mean any Sale Leaseback existing on the Closing Date or consummated by the Borrower or any Subsidiary after the Closing Date; provided that any such Sale Leaseback consummated after the Closing Date not between the Borrower and one of its Subsidiaries is consummated for fair value as determined at the time of consummation in good faith by (i) the Borrower or such Subsidiary and (ii) in the case of any Sale Leaseback (or series of related Sales Leasebacks) the aggregate proceeds of which exceed $100,000,000, the board of directors of the Borrower or such Subsidiary (which such determination may take into account any retained interest or other investment of the Borrower or such Subsidiary in connection with, and any other material economic terms of, such Sale Leaseback).

“Permitted Transaction” shall mean a transaction (i) for which all required approvals from each applicable Governmental Authority have been duly obtained, (ii) after which the Borrower will remain subject to “ring-fencing” measures substantially the same as the ring-fencing measures in effect on the Closing Date, unless such ring-fencing measures are (x) no longer required by the PUCT or (y) are modified by the PUCT, provided that, in the case of clause (y), the Borrower will maintain “ring-fencing” measures as required by the PUCT, (iii) that does not result in the Borrower’s Debt Rating issued by S&P being lower than BBB- (stable) or the Borrower’s Debt Rating issued by Moody’s being lower than Baa3 (stable), and (iv) at the time of and after giving effect to which, no Default shall have occurred and be continuing.

“Person” shall mean any natural person, corporation, business trust, joint venture, association, company, limited liability company, partnership or government, or any agency or political subdivision thereof.

“Plan” shall mean any employee pension benefit plan described under Section 3(2) of ERISA (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA that is maintained by the Borrower or any ERISA Affiliate.

“Platform” shall have the meaning given such term in Section 8.17(d).

“Post-Increase Revolving Lenders” shall have the meaning given such term in Section 2.19(d).

“Pre-Increase Revolving Lenders” shall have the meaning given such term in Section 2.19(d).

“Prepayment Notice” shall mean a notice given pursuant to Section 2.09(a) in substantially the form of Exhibit D.

“Prime Rate” shall have the meaning given such term in the definition of “Alternate Base Rate”.

“Prior Credit Agreement” shall have the meaning given such term in the recital hereto.

“PUCT” shall mean the Public Utility Commission of Texas or any successor.

“Qualified Transition Bond Issuer” shall mean, with respect to the Borrower, (i) Oncor Electric Delivery Transition Bond Company LLC, (ii) the Borrower, (iii) a Subsidiary of the Borrower formed and operating solely for the purpose of (A) purchasing and owning transition property created under a “financing order” (as such term is defined in the Texas Utilities Code) issued by the PUCT, (B) issuing such securities pursuant to such order, (C) pledging its interests in such transition property to secure such securities and (D) engaging in activities ancillary to those described in (A), (B) and (C) or (iv) any directly or indirectly held Subsidiary of the Borrower formed and operating for purposes that include owning Oncor Electric Delivery Transition Bond Company LLC.

“Qualified Transition Bonds” of the Borrower shall mean securities, however denominated, that are (i) issued by a Qualified Transition Bond Issuer, (ii) secured by or otherwise payable from transition charges authorized pursuant to the financing order referred to in clause (iii) (A) of the definition of “Qualified Transition Bond Issuer”, and (iii) non-recourse to the Borrower or any of its Consolidated Subsidiaries (other than the issuer of such securities).

“RBS” shall have the meaning given such term in the preamble hereto.

“Receivables Entity” shall mean any Person formed solely for the purpose of (i) facilitating or entering into one or more Permitted Receivables Financings, and (ii) in each case, engaging in activities reasonably related or incidental thereto.

“Receivables Facility Assets” shall mean presently existing and hereafter arising or originated Accounts, Payment Intangibles and Chattel Paper (as each such term is defined in the Uniform Commercial Code in effect in the State of New York from time to time) owed or payable to any Participating Receivables Grantor, and to the extent related to or supporting any Accounts, Chattel Paper or Payment Intangibles, or constituting a receivable, all General Intangibles and other forms of obligations and receivables owed or payable to any Participating Receivables Grantor, including the right to payment of any interest, finance charges, late payment fees or other charges with respect thereto (the foregoing, collectively, being “receivables”), all of such Participating Receivables Grantor’s rights as an unpaid vendor (including rights in any goods the sale of which gave rise to any receivables), all security interests or liens and property subject to such security interests or liens from time to time purporting to secure payment of any receivables or other items described in this definition, all guarantees, letters of credit, security agreements, insurance and other agreements or arrangements from time to time supporting or securing payment of any receivables or other items described in this definition, all customer deposits with respect thereto, all rights under any contracts giving rise to or evidencing any receivables or other items described in this definition, and all documents, books, records and information (including computer programs, tapes, disks, data processing software and related property and rights) relating to any receivables or other items described in this definition or to any obligor with respect thereto, and all proceeds of the foregoing.

“Register” shall have the meaning given such term in Section 8.04(c).

“Related Parties” shall mean, with respect to any specified Person, such Person’s Affiliates and the directors, officers, employees, agents, trustees and advisors of such Person and any Person that possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise.

“Reportable Event” shall mean any reportable event as defined in Sections 4043(c)(1)-(8) of ERISA or the regulations issued thereunder (other than a reportable event for which the 30 day notice requirement has been waived) with respect to a Plan (other than a Plan maintained by an ERISA Affiliate that is considered an ERISA Affiliate only pursuant to subsection (m) or (o) of Code Section 414).

“Request for Issuance” shall mean a request for issuance of a Letter of Credit given pursuant to Section 2.17(a) in substantially the form of Exhibit C.

“Required Lenders” shall mean, at any time, Lenders having Commitments representing in excess of 50% of the Total Commitment or, (i) for purposes of acceleration pursuant to clause (ii) of the first paragraph of Article VI, or (ii) if the Total Commitment has been terminated, Lenders with Outstanding Credits in excess of 50% of the aggregate amount of Outstanding Credits.

“Required Reimbursement Date” shall have the meaning given such term in Section 2.17(c)(i).

“Revolving Credit Loan” shall mean a Loan made pursuant to Section 2.02, whether made as a Eurodollar Loan or as an ABR Loan.

“S&P” shall mean Standard & Poor’s Ratings Services (a division of The McGraw-Hill Companies, Inc.).

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which the Borrower or one of its Subsidiaries (i) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (ii) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“SEC” shall mean the Securities and Exchange Commission.

“Secured Cash Management Agreement” shall mean any Cash Management Agreement that (i) is entered into by and between the Borrower or any Subsidiary of the Borrower and any Cash Management Bank and (ii) either (x) was entered into prior to the Closing Date and remains in effect on the Closing Date or (y) is a Designated Cash Management Agreement.

“Secured Hedging Agreement” shall mean any Hedging Agreement that (i) is entered into by and between the Borrower or any Subsidiary of the Borrower and any Hedge Bank and (ii) either (x) was entered into prior to the Closing Date and remains in effect on the Closing Date or (y) is a Designated Hedging Agreement.

“Secured Parties” shall mean the Agent, the Collateral Agent, the Fronting Banks, each Lender, each Hedge Bank that is party to any Secured Hedging Agreement, each Cash Management Bank that is party to a Secured Cash Management Agreement and each other Person that is a “Secured Party”, as defined in the Mortgage.

“Security Documents” shall mean, collectively, (i) the Mortgage and (ii) each other instrument or document executed and delivered pursuant to Section 5.12 or pursuant to any other such Security Documents or otherwise to secure or perfect the security interest in any or all of the Obligations.

“Senior Debt” of any Person shall mean (without duplication) (i) all Indebtedness of such Person described in clauses (i) through (iii) of the definition of “Indebtedness,” (ii) all Indebtedness of such Person described in clause (iv) of the definition of “Indebtedness” in respect of unreimbursed drawings under letters of credit described in such clause (iv), and (iii) all direct or indirect guaranties of such Person in respect of, and to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, liabilities, obligations or indebtedness of others of the kinds referred to in clauses (i) and (ii) above; provided, however, that in calculating “Senior Debt” of the Borrower, (x) any amount of Equity-Credit Preferred Securities not included in the definition of “Consolidated Shareholders Equity” shall be included and (y) all Subordinated Obligations shall be excluded.

“Significant Disposition” shall mean a sale, lease, disposition or other transfer by a Person, or any Subsidiary of such Person, during the period from the Closing Date until the latest Commitment Termination Date, of assets constituting, either individually or in the aggregate with all other assets sold, leased, disposed or otherwise transferred by such Person and its Consolidated Subsidiaries during such period, 30% or more of the assets of such Person and its Consolidated Subsidiaries taken as a whole, as reported on the most recent consolidated balance sheet of such Person prior to the date of such sale, lease, disposition or other transfer, excluding (i) any such sale, lease, disposition or other transfer to a Non-Dilutive Subsidiary of such Person, (ii) dispositions of accounts receivable in connection with the collection or compromise thereof, (iii) any dispositions of Receivables Facility Assets in connection with any Permitted Receivables Financing, and (iv) (A) any disposition of any assets required by any Governmental Authority or (B) other dispositions (other than dispositions of Collateral) pursuant to Permitted Sale Leaseback transactions so long as the aggregate consideration for all dispositions consummated pursuant to this clause (iv) after the Closing Date does not exceed $500,000,000.

“Significant Subsidiary” shall mean, at any time, any Subsidiary of the Borrower that as of such time has total assets in excess of 10% of the total assets of the Borrower and its Consolidated Subsidiaries.

“Solvent” shall mean, with respect to any Person as of a particular date, that on such date such Person is able to pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business. In computing the amount of contingent liabilities at any time, it is intended that such liabilities will be computed as the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specified Date” shall have the meaning given that term in Section 2.20(c).

“Stated Amount” of any Letter of Credit at any time shall mean the maximum amount available to be drawn by the beneficiary under such Letter of Credit at such time, without regard to whether the applicable conditions for drawing have been met.

“Subordinated Obligations” shall mean obligations of any Person that are subordinate in right of payment and enforcement to the prior payment of the Obligations arising under the Credit Documents on the terms set forth in Schedule 5.12 or such other terms as are acceptable to the Required Lenders.

“Subsidiary” shall mean, with respect to any Person (the “parent”), any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such parent; provided, however, that Qualified Transition Bond Issuers and Subsidiaries of Qualified Transition Bond Issuers shall not be deemed to be Subsidiaries of the Borrower.

“Substantial” shall mean an amount in excess of l0% of the consolidated assets of the Borrower and its Consolidated Subsidiaries taken as a whole.

“Swingline Commitment” shall mean the commitment of the Swingline Lender to make loans pursuant to Section 2.18, as the same may be reduced from time to time pursuant to Section 2.08 or Section 2.18. The amount of the Swingline Commitment shall initially be $200,000,000, but shall in no event exceed the Total Commitment.

“Swingline Lender” shall have the meaning given such term in the preamble hereto and any successor thereto designated in accordance with Section 8.09.

“Swingline Loan” shall mean any Loan made by the Swingline Lender pursuant to Section 2.18.

“Swingline Outstandings” shall mean at any time the aggregate principal amount at such time of all outstanding Swingline Loans. The Swingline Outstandings of any Lender at any time shall equal its Percentage of the aggregate Swingline Outstandings at such time.

“Swingline Termination Date” shall mean the date that is three Business Days before the Commitment Termination Date in effect for the Lender that is also the Swingline Lender or such earlier date (i) designated at the option of the Swingline Lender pursuant to Section 2.20(h) in connection with any extension of the Commitment Termination Date or (ii) upon the resignation of the Swingline Lender pursuant to Section 8.09.

“Taxes” shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Total Commitment” shall mean, at any time, the aggregate amount of Commitments of all the Lenders, as in effect at such time (including the Incremental Commitment Increase of any Lender that becomes a Post-Increase Revolving Lender pursuant to Section 2.19). The initial amount of the Total Commitment is $2,000,000,000.

“Type”, when used in respect of any Loan or Borrowing, shall refer to the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined. For purposes hereof, “Rate” shall include the LIBO Rate and the Alternate Base Rate.

“U.S. Person” shall mean any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” shall have the meaning given such term in Section 2.15(g)(ii)(B)(3).

“Voting Shares” shall mean, as to shares or other Equity Interests of a particular corporation or other type of Person, outstanding shares of stock or other Equity Interests of any class of such corporation or other Person entitled to vote in the election of directors or other comparable managers of such Person, excluding shares or other interests entitled so to vote only upon the happening of some contingency.

“Wholly Owned Subsidiary” of any Person shall mean any Consolidated Subsidiary of such Person all the shares of common stock and other Voting Shares (except directors’ qualifying shares) of which are at the time directly or indirectly owned by such Person.

“Withdrawal Liability” shall mean liability of the Borrower established under Section 4201 of ERISA as a result of a complete or partial withdrawal from a Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” shall mean the Borrower and the Agent.

SECTION 1.02. Terms Generally.

The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided, however, that for purposes of determining compliance with any covenant set forth in Article V, such terms shall be construed in accordance with GAAP as in effect on the date hereof applied on a basis consistent with the application used in preparing the Borrower’s audited financial statements referred to in Section 3.05. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Credit Document, and either the Borrower or the Required Lenders shall so request, the Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Borrower shall provide to the Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

ARTICLE II

THE CREDITS

SECTION 2.01. Commitments.

(a) Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender and each Fronting Bank (as applicable) agrees, severally and not jointly, as follows: (i) each Lender agrees to make Revolving Credit Loans to the Borrower at any time and from time to time until the Commitment Termination Date of such Lender up to the amount of such Lender’s Available Commitment; (ii) each Fronting Bank agrees to issue Letters of Credit for the account of the Borrower at any time and from time to time until such Fronting Bank’s Fronting Bank Termination Date in an aggregate stated amount at any time outstanding not to exceed such Fronting Bank’s LC Fronting Bank Commitment; and (iii) each Lender agrees to purchase participations in such Letters of Credit as more fully set forth in Section 2.17.

Notwithstanding the foregoing, at no time shall (A) the aggregate amount of Outstanding Credits exceed the Total Commitment, (B) any Lender’s Outstanding Credits exceed the amount of such Lender’s Commitment and (C) any Fronting Bank make any Extension of Credit relating to a Letter of Credit if such Extension of Credit would cause (x) the aggregate amount of Outstanding Credits to exceed the Total Commitment or (y) the aggregate LC Outstandings relating to such Fronting Bank to exceed such Fronting Bank’s LC Fronting Bank Commitment.

(b) Within the foregoing limits, the Borrower may borrow, pay or prepay Revolving Credit Loans and request new Extensions of Credit on and after the date hereof and prior to the latest Commitment Termination Date subject to the terms, conditions and limitations set forth herein.

SECTION 2.02. Revolving Credit Loans.

(a) Each Revolving Credit Loan shall be made as part of a Borrowing consisting of Revolving Credit Loans made or Converted by the Lenders ratably in accordance with their respective Commitments; provided, however, that the failure of any Revolving Credit Lender to make any Revolving Credit Loan shall not in itself relieve any other Lender of its obligation to lend hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to make any Revolving Credit Loan required to be made by such other Lender). The Revolving Credit Loans comprising any Borrowing shall be in an aggregate principal amount that is an integral multiple of $1,000,000 and not less than $10,000,000 (or an aggregate principal amount equal to the remaining balance of the Available Commitments).

(b) Each Borrowing under this Section 2.02 shall be comprised entirely of Eurodollar Loans or ABR Loans, as the Borrower may request pursuant to Section 2.03. Each Lender may at its option make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Revolving Credit Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Revolving Credit Loan in accordance with the terms of this Agreement. Borrowings of more than one Type may be outstanding at the same time. No more than 18 Eurodollar Borrowings may be outstanding at any time.

(c) Each Lender shall make each Revolving Credit Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds to the Agent in New York, New York, not later than noon, New York City time, and the Agent shall by 2:00 p.m., New York City time, credit the amounts so received to the account or accounts specified from time to time in one or more notices delivered by the Borrower to the Agent or, if a Borrowing shall not occur on such date because any condition precedent herein specified shall not have been met or otherwise waived, return the amounts so received to the respective Lenders. Revolving Credit Loans shall be made by the Lenders pro rata in accordance with Section 2.12. Unless the Agent shall have received notice from a Lender prior to the date of any Borrowing that such Lender will not make available to the Agent such Lender’s portion of such Borrowing, the Agent may assume that such Lender has made such portion available to the Agent on the date of such Borrowing in accordance with this subsection (c) and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have made such portion available to the Agent, such Lender and the Borrower (without waiving any claim against such Lender for such Lender’s failure to make such portion available) severally agree to repay to the Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Agent, at (i) in the case of the Borrower, the interest rate applicable at the time to the Revolving Credit Loans comprising such Borrowing and (ii) in the case of such Lender, the Federal Funds Effective Rate. If such Lender shall repay to the Agent such corresponding amount, such amount shall constitute such Lender’s Revolving Credit Loan as part of such Borrowing for purposes of this Agreement.

SECTION 2.03. Borrowing and Conversion Procedures.

(a) Borrowing Procedure. In order to request a Borrowing (other than a Swingline Loan, a Mandatory Borrowing or a Conversion), the Borrower shall hand deliver or send via facsimile (which facsimile may be delivered via the recipient’s electronic mail system) to the Agent a duly completed Borrowing Request (i) in the case of a Eurodollar Borrowing, not later than 11:00 a.m., New York City time, three Business Days before such Borrowing, and (ii) in the case of an ABR Borrowing, not later than 11:00 a.m., New York City time, one Business Day before such Borrowing. Such notice shall be irrevocable and shall in each case specify (A) whether the Borrowing then being requested is to be a Eurodollar Borrowing or an ABR Borrowing, (B) the date of such Borrowing (which shall be a Business Day) and the amount thereof, (C) if such Borrowing is to be a Eurodollar Borrowing, the Interest Period with respect thereto, which shall not end after any Commitment Termination Date and (D) the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of this Agreement.

(b) Voluntary Conversion Procedure. The Borrower may on any Business Day, upon delivery of a duly completed Conversion Notice given to the Agent not later than 11:00 a.m., New York City time, three Business Days prior to the date of any proposed Conversion into or resulting in Eurodollar Loans, and one Business Day prior to the date of any proposed Conversion into or resulting in ABR Loans, Convert all Revolving Credit Loans of one Type made in connection with the same Borrowing into Revolving Credit Loans of another Type (or combination of Types) or Revolving Credit Loans of the same Type having the same or a new Interest

Period; provided, however, that any Conversion of, or with respect to, any Eurodollar Loans shall be made on, and only on, the last day of an Interest Period for such Eurodollar Loans, unless the Borrower shall also reimburse the Lenders in respect thereof pursuant to Section 8.05(b) on the date of such Conversion. Each such Conversion Notice shall be irrevocable and shall, within the restrictions specified above, specify (i) the date of such Conversion, (ii) the Revolving Credit Loans to be Converted, and (iii) if such Conversion is into, or with respect to, Eurodollar Loans, the duration of the Interest Period for each such resulting Eurodollar Loan.

(c) Mandatory Conversion, Etc. If in any Borrowing Request delivered under subsection (a) above or any Conversion Notice delivered under subsection (b) above, the Borrower shall fail to select the Type of any Revolving Credit Loan, or if any proposed Borrowing or Conversion of a Borrowing that is to comprise Eurodollar Loans upon such Borrowing or Conversion shall not occur as a result of the circumstances described in subsection (d) below, then (unless, in the case of any Conversion, the applicable Borrowing is repaid at the end of the then effective Interest Period) the Agent will forthwith so notify the Borrower and the Lenders, and such Loans will automatically, on the last day of the then existing Interest Period therefor, be made as, or Convert into, as the case may be, ABR Loans. If no Interest Period with respect to any Eurodollar Borrowing is specified in any such Borrowing Request or Conversion Notice, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration (subject to the limitations set forth in the definition of “Interest Period”).

(d) General Provisions. Notwithstanding any other provision of this Agreement to the contrary, the Borrower may not borrow Loans at the Eurodollar Rate or Convert Loans resulting in Eurodollar Loans at any time an Event of Default has occurred and is continuing. Notwithstanding any other provision of this Agreement to the contrary, no Eurodollar Borrowing shall be requested or Converted if the Interest Period with respect thereto would end after any Commitment Termination Date. The Agent shall promptly advise the Lenders of any notice given pursuant to this Section and of each Lender’s portion of the requested Borrowing.

SECTION 2.04. Fees.

(a) The Borrower agrees to pay to the Agent, for the account of each Lender, a commitment fee (a “Commitment Fee”), at a rate per annum equal to the Commitment Fee Percentage from time to time in effect on the daily average Available Commitment of such Lender (calculated, for purposes of this provision, without regard to such Lender’s Swingline Outstandings) during the preceding quarter (or other period commencing on the date of this Agreement or ending on the Commitment Termination Date of such Lender or any other date on which the Commitment of such Lender shall be terminated).

(b) The Borrower agrees to pay to the Agent, for the account of the Lenders, a fee (the “LC Fee”) on the daily average Stated Amount of each Letter of Credit issued by any Fronting Bank during the preceding quarter, calculated at a rate per annum equal to the Applicable Margin for Eurodollar Loans (regardless of whether any such Revolving Credit Loans are then outstanding).

(c) The Borrower agrees to pay the Agent, for the account of the Fronting Bank that issued any Letter of Credit, a fronting fee equal as separately agreed by the Borrower and such Fronting Bank (a “Fronting Fee”) and such other charges with respect to such Letter of Credit as are agreed upon with such Fronting Bank and as are customary.

(d) The Commitment Fee shall be computed on the basis of the actual number of days elapsed in a year of 360 days and shall be payable in arrears on each March 31, June 30, September 30 and December 31 (with the first payment being due on December 31, 2011) and on each date on which the Commitment of such Lender shall be terminated or reduced as provided herein. The Commitment Fee due to each Lender shall commence to accrue on the date of this Agreement, and shall cease to accrue on the date of termination of such Lender’s Commitment, as provided herein. All Fronting Fees and LC Fees shall be computed on the basis of the actual number of days that each Letter of Credit is outstanding, assuming a year of 360 days, and shall be payable in arrears on each March 31, June 30, September 30 and December 31 (with the first payment being due on December 31, 2011), and on the date that such Letter of Credit expires or is drawn in full.

(e) The Borrower agrees to pay the Agent the fees from time to time payable to it in its capacity as Agent pursuant to the Fee Letters (the “Administrative Fees”).

(f) All Fees shall be paid on the dates due, in immediately available funds, to the Agent for distribution, if and as appropriate, among the Lenders. Once paid, none of the Fees shall be refundable under any circumstances.

SECTION 2.05. Repayment of Loans; Evidence of Indebtedness.

(a) The outstanding principal balance of each (i) Revolving Credit Loan made by any Lender shall be due and payable on the Commitment Termination Date of such Lender and (ii) Swingline Loan shall be due and payable on the earlier of the Swingline Termination Date and the first date after such Swingline Loan is made that is the 15th or last day of a calendar month and is at least two Business Days after such Swingline Loan is made.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness to such Lender resulting from each Extension of Credit made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.

(c) The Agent shall maintain accounts in which it will record (i) the amount of each Extension of Credit made hereunder, the Type of each Loan made and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Agent hereunder from the Borrower and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to subsections (b) and (c) above shall, to the extent permitted by applicable law, be prima facie evidence of the existence and amounts of the obligations therein recorded; provided, however, that the failure of any Lender or the Agent to maintain such accounts or any error therein shall not in any manner affect the obligations of the Borrower to repay the Outstanding Credits in accordance with their terms.

SECTION 2.06. Interest on Loans.

(a) The Loans comprising each Eurodollar Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 360 days) at a rate per annum equal to the LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin from time to time in effect for Eurodollar Borrowings.

(b) The Loans comprising each ABR Borrowing, including each Swingline Loan, shall bear interest (computed on the basis of the actual number of days elapsed over a year of (i) 365 or 366 days, as the case may be, for periods during which the Alternate Base Rate is determined by reference to the Prime Rate and (ii) 360 days for other periods) at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin from time to time in effect for ABR Borrowings.

(c) Interest on each Loan shall be payable on each Interest Payment Date applicable to such Loan except as otherwise provided in this Agreement. The applicable LIBO Rate or Alternate Base Rate for each Interest Period or day within an Interest Period, as the case may be, shall be determined by JPMorgan Chase, and such determination shall be conclusive absent manifest error; provided that JPMorgan Chase shall, upon request, promptly provide to the Borrower a certificate setting forth in reasonable detail the basis for such determination.

SECTION 2.07. Alternate Rate of Interest.

In the event, and on each occasion, that on the day two Business Days prior to the commencement of any Interest Period for a Eurodollar Borrowing the Agent shall have determined (i) that dollar deposits in the principal amounts of the Eurodollar Loans comprising such Borrowing are not generally available in the London interbank market or (ii) that reasonable means do not exist for ascertaining the LIBO Rate, the Agent shall, as soon as practicable thereafter, give facsimile notice of such determination to the Borrower and the Lenders. In the event of any such determination under clause (i) or (ii) above, until the Agent shall have advised the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, any request by the Borrower for a Eurodollar Borrowing pursuant to Section 2.03 shall be deemed to be a request for an ABR Borrowing. In the event the Required Lenders notify the Agent that the rates at which dollar deposits are being offered will not adequately and fairly reflect the cost to such Lenders of making or maintaining Eurodollar Loans during such Interest Period, the Agent shall notify the Borrower of such notice and until the Required Lenders shall have advised the Agent that the circumstances giving rise to such notice no longer exist, any request by the Borrower for a Eurodollar Borrowing shall be deemed a request for an ABR Borrowing. Each determination by the Agent hereunder shall be made in good faith and shall be conclusive absent manifest error; provided that the Agent, shall, upon request, promptly provide to the Borrower a certificate setting forth in reasonable detail the basis for such determination.

SECTION 2.08. Termination and Reduction of Commitments.

(a) The Swingline Commitment shall terminate on the Swingline Termination Date. The Commitment of each Lender shall terminate automatically on the Commitment Termination Date of such Lender. The obligation of each Fronting Bank to issue, amend and extend Letters of Credit shall terminate on such Fronting Bank’s Fronting Bank Termination Date.

(b) Upon at least two Business Days’ prior written notice to the Agent, the Borrower may, without premium or penalty, at any time in whole permanently terminate, or from time to time in part permanently reduce, the Commitments; provided, however, that (i) each partial reduction of the Commitments shall be in an integral multiple of $5,000,000 and in a minimum principal amount of $10,000,000 and (ii) no such termination or reduction shall be made that would reduce the Commitments to an amount less than (1) the aggregate amount of Outstanding Credits on the date of such termination or reduction (after giving effect to any prepayment made pursuant to Section 2.09) or (2) $50,000,000, unless the result of such termination or reduction referred to in this clause (2) is to reduce the Commitments to $0. The Agent shall advise the Lenders of any notice given pursuant to this subsection (b) and of each Lender’s portion of any such termination or reduction of the Commitments. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that, without limiting Section 8.05(b), a notice of termination of the Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Agent on or prior to the specified effective date) if such condition is not satisfied.

(c) Each reduction in the Commitments shall be made ratably among the Lenders in accordance with their respective Commitments. The Borrower shall pay to the Agent for the account of the Lenders, on the date of each termination or reduction of the Commitments, the Commitment Fee on the amount of the Available Commitments so terminated or reduced, in each case accrued through the date of such termination or reduction.

SECTION 2.09. Prepayment.

(a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing, in whole or in part, upon giving a Prepayment Notice via facsimile (or telephone notice promptly confirmed by facsimile) to the Agent: (i) before 11:00 a.m., New York City time, three Business Days prior to prepayment, in the case of Eurodollar Loans, and (ii) before 11:00 a.m., New York City time, one Business Day prior to prepayment, in the case of ABR Loans (other than Swingline Loans); provided, however, that each partial prepayment shall be in an amount which is an integral multiple of $1,000,000 and not less than $5,000,000. Prepayments of Swingline Loans are permitted in accordance with Section 2.18(c). Each Prepayment Notice shall be irrevocable; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.08(b), then such Prepayment Notice may be revoked if such notice of termination is revoked in accordance with Section 2.08(b).

(b) On any date on which the Total Commitment shall be reduced pursuant to Section 2.08(b) above, the Borrower shall, with respect to outstanding Loans, prepay such Loans and/or, with respect to LC Outstandings, deliver cash collateral to be held by the Agent in the Cash Collateral Account to the extent and for the duration necessary to cause the Outstanding Credits minus the amount of cash held in the Cash Collateral Account to be no greater than the Total Commitment (after giving effect to any such reduction pursuant to Section 2.08(b)). At such time that cash is no longer required to be held by the Agent as collateral under this Section 2.09(b), the Agent will repay and reassign to the Borrower any such cash then on deposit in the Cash Collateral Account, and the Lien of the Agent on the Cash Collateral Account with respect to such cash shall automatically terminate.

SECTION 2.10. Increased Costs.

(a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan requirement, insurance charge or other assessment against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (including, without limitation, any reserve requirement under regulations of the Board to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency Liabilities), the Swingline Lender or any Fronting Bank;

(ii) subject any Credit Party to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (i) through (iv) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii) impose on any Lender, the Swingline Lender or any Fronting Bank or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Credit Party of making, Converting or maintaining any Loan or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender or such other Credit Party of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or such other Credit Party hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or such other Credit Party, the Borrower will pay to such Lender or such other Credit Party, as the case may be, such additional amount or amounts as will compensate such Lender or such other Credit Party, as the case may be, for such additional costs incurred or reduction suffered.

(b) Capital Requirements. If any Lender, the Swingline Lender or any Fronting Bank determines that any Change in Law affecting such Lender, the Swingline Lender or such Fronting Bank or any lending office of such Lender or such Lender’s, the Swingline Lender’s or such Fronting Bank’s holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender’s, the Swingline Lender’s or such Fronting Bank’s capital or on the capital of such Lender’s, the Swingline Lender’s or such Fronting Bank’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit or Swingline Loans held by, such Lender, or the Letters of Credit issued by any Fronting Bank, to a level below that which such Lender, the Swingline Lender or such Fronting Bank or such Lender’s, the Swingline Lender’s or such Fronting Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s, the Swingline Lender’s or such Fronting Bank’s policies and the policies of such Lender’s, the Swingline Lender’s or such Fronting Bank’s holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender, the Swingline Lender or such Fronting Bank, as the case may be, such additional amount or amounts as will compensate such Lender, the Swingline Lender or such Fronting Bank or such Lender’s, the Swingline Lender’s or such Fronting Bank’s holding company for any such reduction suffered.

(c) Certificates for Reimbursement. A certificate of a Lender, the Swingline Lender or a Fronting Bank setting forth the amount or amounts necessary to compensate such Lender, the Swingline Lender or such Fronting Bank or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Borrower, shall be conclusive absent manifest error. The Borrower shall pay such Lender, the Swingline Lender or such Fronting Bank, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Delay in Requests. Failure or delay on the part of any Lender, the Swingline Lender or any Fronting Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s, the Swingline Lender’s or such Fronting Bank’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender, the Swingline Lender or a Fronting Bank pursuant to this Section for any increased costs incurred or reductions suffered more than 90 days prior to the date that such Lender, the Swingline Lender or such Fronting Bank, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions, and of such Lender’s, the Swingline Lender’s or such Fronting Bank’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 90-day period referred to above shall be extended to include the period of retroactive effect thereof).

SECTION 2.11. Change in Legality.

(a) Notwithstanding any other provision herein, if any Change in Law shall make it unlawful for any Lender to make or maintain any Eurodollar Loan or to give effect to its obligations as contemplated hereby with respect to any Eurodollar Loan, then, by written notice to the Borrower and to the Agent, such Lender may:

(i) declare that Eurodollar Loans will not thereafter be made by such Lender hereunder, whereupon any request for a Eurodollar Borrowing shall, as to such Lender only, be deemed a request for an ABR Loan unless such declaration shall be subsequently withdrawn (any Lender delivering such a declaration hereby agreeing to withdraw such declaration promptly upon determining that such event of illegality no longer exists); and

(ii) require that all outstanding Eurodollar Loans made by it be Converted to ABR Loans, in which event all such Eurodollar Loans shall be automatically Converted to ABR Loans as of the effective date of such notice as provided in subsection (b) below.

In the event any Lender shall exercise its rights under (i) or (ii) above, all payments and prepayments of principal which would otherwise have been applied to repay the Eurodollar Loans that would have been made by such Lender or the Converted Eurodollar Loans of such Lender shall instead be applied to repay the ABR Loans made by such Lender in lieu of, or resulting from the Conversion of, such Eurodollar Loans.

(b) For purposes of this Section, a notice by any Lender shall be effective as to each Eurodollar Loan, if lawful, on the last day of the Interest Period currently applicable to such Eurodollar Loan; in all other cases such notice shall be effective on the date of receipt.

SECTION 2.12. Pro Rata Treatment.

Except as required under Sections 2.10, 2.15, 2.20 and 2.21, each Extension of Credit, each payment or prepayment of principal of any Borrowing, each payment of interest on the Loans, each payment of a reimbursement obligation in respect of a drawn Letter of Credit, each payment of Commitment Fees and LC Fees, each reduction of the Total Commitment and each Conversion of any Borrowing of Revolving Credit Loans, shall be allocated pro rata among the Lenders in accordance with their respective Percentages (or, if such Lender’s Commitment shall have expired or been terminated, in accordance with the respective principal amounts of their Outstanding Credits). For purposes of determining the Available Commitments of the Lenders at any time, the LC Outstandings and Swingline Outstandings shall be deemed to have utilized the Commitments of the Lenders pro rata in accordance with their respective Percentages at such time. Each Lender agrees that in computing such Lender’s portion of any Extension of Credit to be made hereunder, the Agent may, in its discretion, round each Lender’s percentage of such Extension of Credit to the next higher or lower whole dollar amount.

SECTION 2.13. Sharing of Setoffs.

(a) Each Lender agrees that if it shall, through the exercise of a right of banker’s lien, setoff or counterclaim, or pursuant to a secured claim under Section 506 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) or other security or interest arising from, or in lieu of, such secured claim, received by such Lender under any applicable bankruptcy, insolvency or other similar law or otherwise, or by any other means, obtain payment (voluntary or involuntary) in respect of any Revolving Credit Loans, Swingline Outstandings or LC Outstandings as a result of which the unpaid principal portion of its Revolving Credit Loans, Swingline Outstandings and LC Outstandings shall be reduced so as to be proportionately less than the unpaid principal portion of the Revolving Credit Loans, Swingline Outstandings and LC Outstandings of any other Lender, it shall be deemed simultaneously to have purchased from such other Lender at face value, and shall promptly pay to such other Lender the purchase price for, a participation in the Revolving Credit Loans, Swingline Outstandings or LC Outstandings of such other Lender, so that the aggregate unpaid principal amount of the Revolving Credit Loans, Swingline Outstandings and LC Outstandings and participations in the Revolving Credit Loans, Swingline Outstandings and LC Outstandings held by each Lender shall be in the same proportion to the aggregate unpaid principal amount of all Revolving Credit Loans, Swingline Outstandings and LC Outstandings then outstanding as the principal amount of its Revolving Credit Loans, Swingline Outstandings and LC Outstandings prior to such exercise of banker’s lien, setoff or counterclaim or other event was to the principal amount of all Revolving Credit Loans, Swingline Outstandings and LC Outstandings outstanding prior to such exercise of banker’s lien, setoff or counterclaim or other event; provided, however, that, if any such purchase or purchases or adjustments shall be made pursuant to this Section and the payment giving rise thereto shall thereafter be recovered, such purchase or purchases or adjustments shall be rescinded to the extent of such recovery and the purchase price or prices or adjustment restored without interest. The Borrower expressly consents to the foregoing arrangements and agrees that any Lender holding a participation in a Revolving Credit Loans, Swingline Outstandings or any LC Outstandings deemed to have been so purchased may exercise any and all rights of banker’s lien, setoff or counterclaim with respect to any and all moneys owing by the Borrower to such Lender by reason thereof as fully as if such Lender had made an Extension of Credit in the amount of such participation.

(b) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.17(d), 2.18(d) or subsection (f) of Article VII, then the Agent may, in its discretion and notwithstanding any contrary provision hereof, (i) apply any amounts thereafter received by the Agent for the account of such Lender for the benefit of the Agent, the Swingline Lender or the applicable Fronting Bank to satisfy such Lender’s obligations to it under such provision of this Agreement until all such unsatisfied obligations are fully paid, and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under any such provision, in the case of each of clauses (i) and (ii) above, in any order as determined by the Agent in its discretion.

SECTION 2.14. Payments.

(a) The Borrower shall make each payment (including principal of or interest on any Outstanding Credit or any Fees or other amounts) hereunder from an account in the United States not later than 12:00 noon, New York City time, on the date when due in dollars to the Agent at its offices at 1111 Fannin Street, 10th Floor, Houston, Texas 77002, in immediately available funds. Each such payment shall be made without off-set, deduction or counterclaim; provided that the foregoing shall not constitute a relinquishment or waiver of the Borrower’s rights to any independent claim that the Borrower may have against the Agent, any Fronting Bank or any Lender.

(b) Whenever any payment (including principal of or interest on any Outstanding Credit or any Fees or other amounts) hereunder shall become due, or otherwise would occur, on a day that is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or Fees, if applicable.

(c) If the Borrower shall default (after giving effect to any applicable grace period under paragraph (c) of Article VI) in the payment of any amount becoming due hereunder (other than the principal amount of any Loan), whether by scheduled maturity, notice of prepayment, acceleration or otherwise, the Borrower shall on demand from time to time from the Agent pay interest, to the fullest extent permitted by law, on such defaulted amount up to (but not including) the date of actual payment (after as well as before judgment) at a rate per annum equal to rate of interest applicable to ABR Loans plus 2.00%.

SECTION 2.15. Taxes.

(a) Fronting Bank. For purposes of this Section 2.15, the term “Lender” includes any Fronting Bank and the Swingline Lender.

(b) Payments Free of Taxes. Any and all payments by or on account of any obligation of the Borrower under any Credit Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Credit Party receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c) Payment of Other Taxes by the Borrower. The Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Agent timely reimburse it for the payment of, any Other Taxes.

(d) Indemnification by the Borrower. The Borrower shall indemnify each Credit Party, within 30 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Credit Party or required to be withheld or deducted from a payment to such Credit Party and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by such Credit Party (with a copy to the Agent, unless the Agent is such Credit Party), or by the Agent on its own behalf or on behalf of any other Credit Party, shall be conclusive absent manifest error. Notwithstanding anything herein to the contrary, the Borrower shall not be required to indemnify a Credit Party for any accrued Indemnified Taxes under this Section 2.15(d) unless such Credit Party notifies the Borrower of such indemnification claim no later than 180 days after the earlier of (i) the date on which the Credit Party receives from the relevant Governmental Authority written notice of the imposition of such Indemnified Taxes, and (ii) the date on which such Credit Party has made payment of such Indemnified Taxes; provided that the foregoing shall not limit the Borrower’s obligation to indemnify such Credit Party for such Indemnified Taxes accrued after such earlier date if such Credit Party has given timely notice thereof to the Borrower under this Section 2.15(d); and provided further, that if the Indemnified Taxes imposed or asserted giving rise to such claims are retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 8.04(d) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Agent in connection with any Credit Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Lender under any Credit Document or otherwise payable by the Agent to the Lender from any other source against any amount due to the Agent under this subsection (e).

(f) Evidence of Payments. As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority pursuant to this Section 2.15, the Borrower shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(g) Status of Lenders. (i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Credit Document shall deliver to the Borrower and the Agent, at the time or times reasonably requested by the Borrower or the Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in paragraphs (ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Credit Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Credit Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed originals of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit E-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN; or

(4) to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-2 or Exhibit E-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Agent as may be necessary for the Borrower and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Agent in writing of its legal inability to do so.

(h) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.15 (including by the payment of additional amounts pursuant to this Section 2.15), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this subsection (h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this subsection (h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this subsection (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. This subsection shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i) Survival. Each party’s obligations under this Section 2.15 shall survive the resignation or replacement of the Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

SECTION 2.16. Mitigation Obligations; Replacement of Lenders.

(a) Designation of a Different Lending Office. If any Lender requests compensation under Section 2.10, delivers a notice pursuant to Section 2.11 or requires the Borrower to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, then such Lender shall (at the request of the Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.10 or 2.15 or eliminate the illegality under Section 2.11, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) Replacement of Lenders. If any Lender requests compensation under Section 2.10, delivers a notice pursuant to Section 2.11 or if the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15 and, in each case, such Lender has declined or is unable to designate a different lending office in accordance with subsection (a) above, or if any Lender is a Defaulting Lender or a Non-Consenting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 8.04), all of its interests, rights (other than its existing rights to payments pursuant to Section 2.10 or Section 2.15) and obligations under this Agreement and the related Credit Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i) the Borrower shall have paid to the Agent the assignment fee (if any) specified in Section 8.04(b)(iv);

(ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and funded participations in Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Credit Documents (including any amounts under Section 8.05(b)) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 2.10, illegality pursuant to Section 2.11 or payments required to be made pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments or, in the case of Section 2.11, eliminate the illegality thereafter;

(iv) such assignment does not conflict with applicable law; and

(v) in the case of any assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver or consent.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

SECTION 2.17. Letters of Credit.

(a) Subject to the terms and conditions hereof, each Letter of Credit shall be issued (or the stated maturity thereof extended or terms thereof modified or amended) on not less than three Business Days’ prior notice thereof by the delivery by the Borrower of (x) a Request for Issuance to the Agent (which shall promptly distribute copies thereof to the Lenders) and the Fronting Bank designated by the Borrower and (y) unless waived, a duly completed copy of such Fronting Bank’s standard application or other form for requesting the issuance, extension or other modification of letters of credit, which Request for Issuance and standard application or other form shall be made by the Borrower as the applicant of such Letter of Credit for the support of its or its Subsidiary’s obligations. Each Request for Issuance shall identify the relevant Fronting Bank and shall specify (i) the date (which shall be a Business Day) of issuance of such Letter of Credit (or the date of effectiveness of such extension, modification or amendment) and the stated expiry date thereof (which shall be not later than the earlier of (x) 12 months after its date of issuance (or such longer period of time as may be agreed by the applicable Fronting Bank or as provided in subsection (j) below) and (y) such Fronting Bank’s Fronting Bank Termination Date), (ii) the proposed stated amount (denominated in dollars) of such Letter of Credit (which shall not be less than $1,000,000, unless otherwise agreed to by the applicable Fronting Bank), (iii) the name and address of the beneficiary of such Letter of Credit and (iv) a statement of drawing conditions applicable to such Letter of Credit, whether such Letter of Credit is a financial standby letter of credit or a performance standby letter of credit, and if such Request for Issuance relates to an amendment or modification of a Letter of Credit, it shall be accompanied by the consent of the beneficiary of the Letter of Credit thereto; provided, however, that if the terms of any Request for Issuance shall conflict with the terms of this Agreement, the terms of this Agreement shall govern. Each Request for Issuance shall be irrevocable unless modified or rescinded by the Borrower not less than two days prior to the proposed date of issuance (or effectiveness) specified therein. Not later than 12:00 noon (New York City time) on the proposed date of issuance (or effectiveness) specified in such Request for Issuance, and upon fulfillment of the applicable conditions precedent and the other requirements set forth herein, the applicable Fronting Bank shall issue (or extend, amend or modify) such Letter of Credit and provide notice and a copy thereof to the Agent, which shall promptly furnish copies thereof to the Lenders.

Each Lender shall, upon the issuance of any Letter of Credit, acquire a participation interest in such Letter of Credit, automatically and without any action on its part or the part of the applicable Fronting Bank, whereby such Lender shall become obligated to perform such obligations in respect of such Letter of Credit as are expressly set forth herein. No Fronting Bank shall at any time be obligated to issue any Letter of Credit if such issuance would conflict with any applicable requirement of law.

(b) No Letter of Credit shall be requested or issued hereunder if, after the issuance thereof, the Outstanding Credits would exceed the Total Commitment or if the LC Outstandings would exceed $500,000,000.

(c) Each Fronting Bank shall promptly notify the Borrower by telephone, facsimile or other telecommunication of any Drawing under a Letter of Credit issued by such Fronting Bank. The Borrower hereby agrees to pay to the Agent for the account of each Fronting Bank:

(i) on the date of receipt by the Borrower of notice of any Drawing pursuant to the immediately preceding sentence, if such notice is received not later than 11:00 a.m. (New York City time), or on the first Business Day following receipt of such notice, if such notice is received later than 11:00 a.m. (New York City time), an amount equal to the amount paid by such Fronting Bank in connection with such Drawing (such date being the “Required Reimbursement Date”); and

(ii) if any Drawing shall be reimbursed to any Fronting Bank after 3:00 p.m. (New York City time) on the applicable Payment Date, interest on any and all amounts required to be paid pursuant to clause (i) of this subsection (c) from and after such Payment Date until payment in full, shall be payable on demand, at the annual rate of interest applicable to ABR Loans as in effect from time to time, provided, however, that from and after the Required Reimbursement Date with respect to such Drawing until payment in full, such interest rate shall be increased by 2.00%.

(d) If any Fronting Bank shall not have been reimbursed in full by the Borrower for any payment made by such Fronting Bank under a Letter of Credit issued by such Fronting Bank for the account of the Borrower on the applicable Payment Date, such Fronting Bank shall give the Agent prompt notice thereof (an “LC Payment Notice”) no later than 10:00 a.m. (New York City time) on the Business Day immediately succeeding the applicable Payment Date. The Agent shall forward to each Lender a copy of such LC Payment Notice no later than 12:00 noon (New York City time) on the date on which such LC Payment Notice is received from such Fronting Bank. Notwithstanding any provision of this Agreement to the contrary, each Lender severally agrees to fund its participation in the reimbursement obligation of the Borrower to each Fronting Bank by paying to the Agent for the account of such Fronting Bank an amount equal to such Lender’s Percentage of such unreimbursed amount paid by such Fronting Bank, plus interest on such amount at a rate per annum equal to the Federal Funds Effective Rate from the date of the payment by such Fronting Bank to the date of payment to such Fronting Bank by such Lender. Each such payment by a Lender shall be made not later than 3:00 p.m. (New York City time) on the later to occur of (i) the Business Day immediately following the date of such payment by such Fronting Bank and (ii) the Business Day on which the Lender shall have received an LC Payment Notice from such Fronting Bank. Each Lender’s obligation to make each such payment to the Agent for the account of each Fronting Bank shall be several and shall not be affected by the occurrence or continuance of a Default or Event of Default or the failure of any other Lender to make any payment under this subsection (d). Each Lender further agrees that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) The failure of any Lender to make any payment to the Agent for the account of any Fronting Bank in accordance with subsection (d) above shall not relieve any other Lender of its own obligation to make any similar payment to the Agent, but no Lender shall be responsible for the failure of any other Lender to make any such payment. If any Lender (a “non-performing Lender”) shall fail to make any payment to the Agent for the account of any Fronting Bank in accordance with subsection (d) above within five Business Days after the LC Payment Notice relating thereto, then such non-performing Lender agrees to pay to the Agent for the account of the applicable Fronting Bank forthwith on demand such amount, together with interest thereon for each day from the date such Lender would have funded its participation had it complied with the requirements of subsection (d) above until the date such amount is paid to the Agent at the Federal Funds Effective Rate.

(f) The payment obligations of each Lender under subsections (d) and (e) above and of the Borrower under this Agreement in respect of any payment under any Letter of Credit shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

(i) any lack of validity or enforceability of this Agreement or any other agreement or instrument relating hereto or to such Letter of Credit;

(ii) any amendment or waiver of, or any consent to departure from, the terms of this Agreement or such Letter of Credit;

(iii) the existence of any claim, set-off, defense or other right that any Lender or the Borrower for the account of which such Letter of Credit was issued may have at any time against any beneficiary, or any transferee, of such Letter of Credit (or any Persons for whom any such beneficiary or any such transferee may be acting), any Fronting Bank, or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit, or any unrelated transaction;

(iv) any statement or any other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

(v) payment in good faith by any Fronting Bank under the Letter of Credit issued by such Fronting Bank against presentation of a draft or certificate which does not comply with the terms of such Letter of Credit; or

(vi) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing.

(g) The Borrower assumes all risks of the acts and omissions of any beneficiary or transferee of any Letter of Credit issued for the account of the Borrower. Neither any Fronting Bank, any Lender, nor any of their respective officers, directors, employees, agents or Affiliates shall be liable or responsible for (i) the use that may be made of such Letter of Credit or any acts or omissions of any beneficiary or transferee thereof in connection therewith; (ii) the validity, sufficiency or genuineness of documents, or of any endorsement thereon, even if such documents should prove to be in any or all respects invalid, insufficient, fraudulent or forged; (iii) payment by any Fronting Bank against presentation of documents that do not comply with the terms of such Letter of Credit, including failure of any documents to bear any reference or adequate reference to such Letter of Credit; or (iv) any other circumstances whatsoever in making or failing to make payment under such Letter of Credit, except that the Borrower for the account of which such Letter of Credit was issued and each Lender shall have the right to bring suit against the applicable Fronting Bank, and such Fronting Bank shall be liable to the Borrower and any Lender, to the extent of any direct, as opposed to consequential, damages suffered by the Borrower or such Lender which the Borrower or such Lender proves were caused by such Fronting Bank’s willful misconduct or gross negligence, including, in the case of the Borrower, such Fronting Bank’s willful failure to make timely payment under such Letter of Credit following the presentation to it by the beneficiary thereof of a draft and accompanying certificate(s) which strictly comply with the terms and conditions of such Letter of Credit. In furtherance and not in limitation of the foregoing, each Fronting Bank may accept sight drafts and accompanying certificates presented under any Letter of Credit issued by such Fronting Bank that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and payment against such documents shall not constitute willful misconduct or gross negligence by such Fronting Bank. Without limiting the foregoing, no Lender shall be obligated to indemnify the Borrower for damages caused by any Fronting Bank’s willful misconduct or gross negligence.

(h) If there shall be more than one Fronting Bank that has issued a Letter of Credit at any time hereunder, each such Fronting Bank shall, with respect to the Letters of Credit issued by it and the reimbursement obligations owing to it, be regarded hereunder as the “Fronting Bank” and shall have all of the rights, interests, protections and obligations of the “Fronting Bank” hereunder with respect to such Letters of Credit and reimbursement obligations and all matters relating thereto. Whenever any action may be, or is required to be, taken by the Fronting Bank hereunder, each Fronting Bank may, or shall, take such action only in respect of the Letters of Credit issued by it and the reimbursement obligations owing to it. Whenever the consent of the Fronting Bank is required hereunder with respect to any proposed action, the consent of each Fronting Bank of a Letter of Credit that is then outstanding, or in respect of which reimbursement obligations remain outstanding, shall be required for such proposed action to be taken. Any notice to be provided to the Fronting Bank shall be provided to each Fronting Bank of a Letter of Credit that is then outstanding, or in respect of which reimbursement obligations remain outstanding, and each such Fronting Bank shall have the right to request any information, and take any other action, as the Fronting Bank is permitted to do hereunder. The protections accorded the Fronting Bank hereunder shall inure to the benefit of each Fronting Bank, regardless of whether any Letter of Credit issued by any such Fronting Bank or any reimbursement obligations in respect thereof are outstanding at the time the benefits of such protections are asserted.

(i) No Fronting Bank shall at any time be obligated to issue any Letter of Credit if such issuance would result in the aggregate of the Stated Amounts of all Letters of Credit issued by such Fronting Bank exceeding such Fronting Bank’s LC Fronting Bank Commitment.

(j) If the Borrower so requests in any applicable Request for Issuance, any Fronting Bank may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit the Fronting Bank to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by a Fronting Bank, the Borrower shall not be required to make a specific request to such Fronting Bank for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Borrower and the Lenders shall be deemed to have authorized (but may not require) such Fronting Bank to permit the extension of such Letter of Credit at any time to an expiry date not later than the Fronting Bank Termination Date of the applicable Fronting Bank; provided, however, that such Fronting Bank shall not permit any such extension if such Fronting Bank has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof.

SECTION 2.18. Swingline Loans.

(a) Swingline Commitment. Subject to the terms and conditions set forth herein, the Swingline Lender agrees to make Swingline Loans to Borrower from time to time prior to the Swingline Termination Date, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding $200,000,000 or (ii) the sum of the aggregate Outstanding Credits exceeding the Total Commitments; provided that the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, Borrower may borrow, repay and reborrow Swingline Loans.

(b) Swingline Loans. To request a Swingline Loan, Borrower shall deliver, by hand delivery or telecopier, a duly completed and executed Borrowing Request to the Agent and the Swingline Lender, not later than 1:00 p.m., New York City time, on the day of a proposed Swingline Loan. Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and the amount of the requested Swingline Loan. Each Swingline Loan shall be an ABR Loan and no Swingline Loan may be Converted into a Eurodollar Loan. The Swingline Lender shall make each Swingline Loan available to Borrower to an account as directed by Borrower in the applicable Borrowing Request maintained with the Agent by 3:00 p.m., New York City time, on the requested date of such Swingline Loan. Borrower shall not request a Swingline Loan if at the time of or immediately after giving effect to the Extension of Credit contemplated by such request a Default has occurred and is continuing or would result therefrom. Swingline Loans shall be made in minimum amounts of $1,000,000 and integral multiples of $500,000 above such amount.

(c) Prepayment. Borrower shall have the right at any time and from time to time to repay any Swingline Loan, in whole or in part, upon giving written notice to the Swingline Lender and the Agent before 12:00 (noon), New York City time, on the proposed date of repayment.

(d) Mandatory Borrowings and Participations. On any Business Day, the Swingline Lender may, in its sole discretion, give notice to the Lenders, with a copy to the Borrower and the Agent, that all then-outstanding Swingline Loans shall be funded with a Borrowing of Revolving Credit Loans, in which case Revolving Credit Loans constituting ABR Loans (each such Borrowing, a “Mandatory Borrowing”) shall be made on the immediately succeeding Business Day by all Revolving Credit Lenders pro rata based on each such Lender’s Percentage, and the proceeds thereof shall be applied directly to repay such outstanding Swingline Loans. Each Revolving Credit Lender hereby irrevocably agrees to make such Revolving Credit Loans upon one Business Day’s notice in connection with each Mandatory Borrowing in the amount and in the manner specified in the preceding sentence and on the date specified to it in writing by the Swingline Lender notwithstanding (i) that the amount of the Mandatory Borrowing may not comply with the minimum amount for each Borrowing specified in Section 2.02, (ii) whether any conditions specified in Article IV-B are then satisfied, (iii) whether a Default or an Event of Default has occurred and is continuing, (iv) the date of such Mandatory Borrowing or (v) any reduction in the Total Commitment after any such Swingline Loans were made. In the event that, in the sole judgment of the Swingline Lender, any Mandatory Borrowing cannot for any reason be made on the date otherwise required above (including as a result of the commencement of an insolvency or other bankruptcy proceeding in respect of the Borrower), each Revolving Credit Lender hereby agrees that it shall forthwith purchase from the Swingline Lender (without recourse or warranty) such participation of the outstanding Swingline Loans as shall be necessary to cause each such Lender to share in such Swingline Loans ratably based upon their respective Percentages; provided that all principal and interest payable on such Swingline Loans shall be for the account of the Swingline Lender, until the date the respective participation is purchased and, to the extent attributable to the purchased participation, shall be payable to the Lender purchasing same from and after such date of purchase. Each Lender shall comply with its obligation under this subsection by wire transfer of immediately available funds, in the same manner as provided in Section 2.02(c) with respect to Revolving Credit Loans made by such Lender (and Section 2.02 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Lenders. The Agent shall notify Borrower of any participations in any Swingline Loan acquired by the Lenders pursuant to this subsection, and thereafter payments in respect of such Swingline Loan shall be made to the Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from Borrower (or other party on behalf of Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Agent. Any such amounts received by the Agent shall be promptly remitted by the Agent to the Lenders that shall have made their payments pursuant to this subsection, as their interests may appear. The purchase of participations in a Swingline Loan pursuant to this subsection shall not relieve Borrower of any default in the payment thereof.

SECTION 2.19. Increase in Commitments.

(a) Borrower Request. Borrower may by written notice to the Agent elect to request, prior to the latest Commitment Termination Date, an increase to the then existing Total Commitments by an amount not in excess of $500,000,000 in the aggregate and not less than $100,000,000 individually (each an “Incremental Commitment Increase”). Each such notice shall specify (i) the date (each, an “Increase Effective Date”) on which the Borrower proposes that the Incremental Commitment Increase shall be effective, which shall be a date not less than 10 Business Days after the date on which such notice is delivered to the Agent and (ii) the identity of each assignee to whom the Borrower proposes any portion of such Incremental Commitment Increase be allocated and the amounts of such allocations. Incremental Commitment Increases may be provided by any existing Lender (it being understood that (i) any existing Lender approached to provide all or a portion of the Incremental Commitment Increase may elect or decline, in its sole discretion, to provide such Incremental Commitment Increase and (ii) the Borrower shall have no obligation to offer any existing Lender the opportunity to provide any such Incremental Commitment Increase) or by any other bank or other financial institution (any such other bank or other financial institution being called an “Additional Lender”); provided that the Agent, each Fronting Bank and the Swingline Lender shall have consented (not to be unreasonably withheld, in the case of the Agent) to such Lender’s or such Additional Lender’s making such Incremental Commitment Increase if such consent would be required under Section 8.04(b)(iii)(B) or (C) for an assignment of Loans or Commitments, as applicable, to such Lender or Additional Lender.

(b) Conditions. The Incremental Commitment Increase shall become effective, as of such Increase Effective Date; provided that:

(i) all of the representations and warranties of the Borrower set forth in the Credit Documents shall be true and correct in all material respects (without duplication of materiality qualifications otherwise set forth in such representations and warranties), after giving effect to such Incremental Commitment Increase;

(ii) no Default or Event of Default shall have occurred and be continuing or would result from such Incremental Commitment Increase; and

(iii) the Borrower shall deliver or cause to be delivered no later than the proposed Increase Effective Date (A) a certificate of an Authorized Officer of the Borrower to the effect that as of the Increase Effective Date the statements set forth in clauses (i) and (ii) above are true, (B) certified copies of the resolutions of the Board of Directors (or any duly authorized committee thereof) of the Borrower authorizing the Incremental Commitment Increase and all documents evidencing other necessary corporate action and governmental approvals or filings with respect to such Incremental Commitment Increase, (C) an opinion of counsel to the Borrower as to such matters related to the foregoing as the Agent may reasonably request and (D) such other documents reasonably requested by the Agent in connection with any such transaction.

(c) Terms of New Loans and Commitments. The Incremental Commitment Increase shall be effected by a joinder agreement (the “Increase Joinder”) executed by the Borrower, the Agent, each Lender, if any, and each Additional Lender, if any, making such Incremental Commitment Increase, in form and substance satisfactory to each of them. The Increase Joinder may, without the consent of any other Lenders, effect such amendments to this Agreement as may be necessary or appropriate, in the opinion of the Agent, to effect the provisions of this Section 2.19.

(d) Adjustment of Loans. Each of the Lenders having a Commitment prior to such Increase Effective Date (the “Pre-Increase Revolving Lenders”) shall assign to any Lender or Additional Lender, as the case may be, which is providing a portion of the Incremental Commitment Increase on the Increase Effective Date (the “Post-Increase Revolving Lenders”), and such Post-Increase Revolving Lenders shall purchase from each Pre-Increase Revolving Lender, at the principal amount thereof, such interests in the Revolving Credit Loans and participation interests in LC Outstandings and Swingline Outstandings on such Increase Effective Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Revolving Credit Loans and participation interests in LC Outstandings and Swingline Outstandings will be held by Pre-Increase Revolving Lenders and Post-Increase Revolving Lenders ratably in accordance with their Commitments after giving effect to such Incremental Commitment Increase.

SECTION 2.20. Extension of Commitment Termination Date.

(a) The Borrower may, by notice to the Agent (which shall promptly notify the Lenders) not earlier than 45 days prior to any anniversary of the Closing Date (the “Anniversary Date”) but no later than 30 days prior to any such Anniversary Date, request that each Lender extend such Lender’s Commitment Termination Date for an additional one year after the Commitment Termination Date then in effect for such Lender hereunder (the “Existing Commitment Termination Date”). The Borrower may request no more than two extensions pursuant to this Section.

(b) Each Lender, acting in its sole and individual discretion, shall, by notice to the Agent given not earlier than 30 days prior to the applicable Anniversary Date and not later than the date (the “Lender Extension Notice Date”) that is 20 days prior to the applicable Anniversary Date, advise the Agent whether or not such Lender agrees to such extension (and each Lender that determines not to so extend its Existing Commitment Termination Date (a “Non-Extending Lender”) shall notify the Agent of such fact promptly after such determination (but in any event no later than the Lender Extension Notice Date)), and any Lender that does not so advise the Agent on or before the Lender Extension Notice Date shall be deemed to be a Non-Extending Lender. The election of any Lender to agree to such extension shall not obligate any other Lender to so agree.

(c) The Agent shall notify the Borrower of each Lender’s determination under this Section no later than the date that is 15 days prior to the applicable Anniversary Date, or, if such date is not a Business Day, on the next preceding Business Day (the “Specified Date”).

(d) The Borrower shall have the right on or before the fifth Business Day after the Specified Date (the “Extension Date”) to replace each Non-Extending Lender (i) with an existing Lender, and/or (ii) by adding as “Lenders” under this Agreement in place thereof, one or more Persons (each Lender in clauses (i) and (ii), an “Additional Commitment Lender”), each of which Additional Commitment Lenders shall be an Eligible Assignee and shall have entered into an agreement in form and substance satisfactory to the Borrower and the Agent pursuant to which such Additional Commitment Lender shall, effective as of the Extension Date, undertake a Commitment (and, if any such Additional Commitment Lender is already a Lender, its Commitment shall be in addition to such Lender’s Commitment hereunder on such date); provided that the aggregate amount of the Commitments for all Additional Commitment Lenders shall be no more than the aggregate amount of the Commitments of all Non-Extending Lenders; provided, further, that the existing Lenders shall have the right to increase their Commitments up to the amount of the Non-Extending Lenders’ Commitments before the Borrower shall have the right to substitute any other Person for any Non-Extending Lender.

(e) If (and only if) the aggregate amount of the Commitments of the Lenders that have agreed to extend their Existing Commitment Termination Dates plus the aggregate additional Commitments of the Additional Commitment Lenders shall be more than 50% of the aggregate amount of the Commitments in effect immediately prior to the Specified Date, then, effective as of the Extension Date, the Existing Commitment Termination Date of each Lender agreeing to an extension and of each Additional Commitment Lender shall be extended to the date that is one year after the Existing Commitment Termination Date, and each Additional Commitment Lender shall thereupon become a “Lender” for all purposes of this Agreement.

(f) Notwithstanding the foregoing, the extension of a Lender’s Existing Commitment Termination Date pursuant to this Section shall be effective with respect to such Lender on the Extension Date only if (i) the following statements shall be true: (A) no Default or Event of Default has occurred and is continuing, or would result from the extension of the Existing Commitment Termination Date and (B) all the representations and warranties of the Borrower set forth in the Credit Documents shall be true and correct in all material respects (without duplication of materiality qualifications otherwise set forth in such representations and warranties, before and after giving effect to such extension), and (ii) on or prior to the Extension Date the Agent shall have received the following, each dated the Extension Date and in form and substance satisfactory to the Agent: (1) a certificate of an Authorized Officer of the Borrower to the effect that as of the Extension Date the statements set forth in clauses (A) and (B) above are true, (2) certified copies of the resolutions of the Board of Directors (or any duly authorized committee thereof) of the Borrower authorizing such extension, and of all documents evidencing other necessary corporate action and governmental approvals or filings with respect to such extension of the Existing Commitment Termination Date, (3) an opinion of counsel to the Borrower as to such matters related to the foregoing as the Agent may reasonably request and (4) such other documents reasonably requested by the Agent in connection with any such transaction.

(g) Subject to subsection (e) above, the Commitment of any Non-Extending Lender that has not been replaced pursuant to subsection (d) above shall automatically terminate on its Existing Commitment Termination Date (without regard to any extension by any other Lender), it being understood and agreed that such Non-Extending Lender’s participations in Swingline Loans and Letters of Credit outstanding on such Existing Commitment Termination Date shall terminate thereon.

(h) Each of the Swingline Lender and each Fronting Bank may, in its sole discretion, elect to extend its Swingline Termination Date or Fronting Bank Termination Date, as applicable, in connection with any extension of the Commitment Termination Date; provided that, (i) the Borrower and the Agent may appoint a replacement for any such resigning Swingline Lender or Fronting Bank that does not so elect to extend its Swingline Termination Date or Fronting Bank Termination Date, as applicable, and (ii) the extension of any Commitment Termination Date may become effective without regard to whether such replacement is appointed.

SECTION 2.21. Defaulting Lenders.

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) Commitment Fees shall cease to accrue on such Defaulting Lender’s Available Commitment, unless such Lender is a Defaulting Lender only because it has a Lender Parent that has become the subject of a Bankruptcy Event;

(b) the Commitment and Outstanding Credits of such Defaulting Lender shall not be included in determining whether (i) the Required Lenders have taken or may take any action under this Agreement or (ii) all Lenders affected thereby have taken or may take any action under this Agreement, except to the extent Section 8.08 expressly requires the consent of such Defaulting Lender to an amendment, waiver or other modification;

(c) if any Swingline Loan, Letter of Credit or unpaid reimbursement obligation of the Borrower in respect of any Letter of Credit is outstanding at the time such Lender becomes a Defaulting Lender then:

(i) all or any part of the obligation of such Defaulting Lender to participate in such Swingline Loan, Letter of Credit or reimbursement obligation shall be reallocated among the non-Defaulting Lenders in accordance with their respective Percentages but only to the extent that (x) the sum of all non-Defaulting Lenders’ Outstanding Credits does not exceed the total of all non-Defaulting Lenders’ Commitments and (y) the conditions set forth in Article IV-B are satisfied at such time (it being understood that such reallocation shall be deemed to be an Extension of Credit that would increase the Outstanding Credits and be subject to satisfaction of the conditions set forth in such Article);

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within one Business Day following notice by the Agent (x) first, prepay its Swingline Loans, if any, and (y) second, cash collateralize for the benefit of the applicable Fronting Banks only the Borrower’s obligations, if any, corresponding to such Defaulting Lender’s obligation to participate in Letters of Credit (after giving effect to any partial reallocation pursuant to clause (i) above) in a manner reasonably satisfactory to the Agent and such Fronting Banks for so long as such LC Outstandings are outstanding;

(iii) if and to the extent that the Borrower cash collateralizes any portion of such Defaulting Lender’s obligation to participate in Letters of Credit pursuant to clause (ii) above, the Borrower shall not be required to pay any LC Fees with respect to such Defaulting Lender’s Percentage of the Stated Amount of all Letters of Credit during the period such Defaulting Lender’s obligation is cash collateralized;

(iv) if the obligation of the non-Defaulting Lenders to participate in Letters of Credit is reallocated pursuant to clause (i) above, then the LC Fees payable to the Lenders shall be adjusted in accordance with such non-Defaulting Lenders’ Percentages;

(v) if all or any portion of the obligation of the non-Defaulting Lenders to participate in Letters of Credit is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of any Fronting Bank or any other Lender hereunder, all LC Fees payable with respect to such Defaulting Lender’s Percentage of the Stated Amount of all Letters of Credit shall be payable to the applicable Fronting Banks until and to the extent that such obligation is reallocated and/or cash collateralized; and

(vi) so long as any Lender is a Defaulting Lender, no Swingline Lender shall be required to fund any Swingline Loan, and no Fronting Bank shall be required to make any Extension of Credit in connection with a Letter of Credit, unless the related exposure and the Defaulting Lender’s then outstanding obligations to participate in such Letter of Credit will be 100% covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with this subsection (c), and participating interests in any newly made Swingline Loan or any new Extension of Credit relating to a Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with subsection (c)(i) above (and such Defaulting Lender shall not participate therein).

(d) In the event that the Agent, the Borrower, the Swingline Lender and the Fronting Banks all agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the obligation of such Lender to participate in Swingline Loans and Letters of Credit shall be readjusted to reflect the inclusion of such Lender’s Commitment, and on such date such Lender shall purchase at par such of the Loans of the other Lenders (other than Swingline Loans) as the Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Percentage.

(e) No reallocation or cash collateralization of a Defaulting Lender’s obligations pursuant to subsecton (c)(i) or (ii) above, and no remedy of the circumstances that caused a Lender to become a Defaulting Lender, shall constitute a waiver or release of any claim that the Borrower or any Credit Party may have against such Defaulting Lender.

(f) Any payment of principal, interest, fees or other amounts received by the Agent for the account of a Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VI or otherwise) or received by the Agent from a Defaulting Lender pursuant to Section 2.13 shall be applied at such time or times as may be determined by the Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Fronting Bank or the Swingline Lender hereunder; third, to cash collateralize the Borrower’s obligations corresponding to such Defaulting Lender’s obligation to participate in Letters of Credit in accordance with subsection (c)(ii) above; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Agent; fifth, if so determined by the Agent and the Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) cash collateralize the Fronting Banks’ future fronting exposure to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with subsection (c)(ii) above; sixth, to the payment of any amounts owing to the Lenders, the Fronting Banks or the Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, any Fronting Bank or the Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loan or reimbursement obligation under Section 2.17(c) in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Article IV-B were satisfied or waived, such payment shall be applied solely to pay the Loans owed to all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans owed to such Defaulting Lender until such time as all Loans and funded and unfunded participations in Letters of Credit and Swingline Loans are held by the Lenders pro rata in accordance with the Commitments without giving effect to any reallocation of Commitments pursuant to subsection (c)(i) above. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section 2.21(f) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to each Lender and each Fronting Bank as follows:

SECTION 3.01. Organization; Powers.

The Borrower (i) is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has all requisite power and authority to own its property and assets and to carry on its business as now conducted and as proposed to be conducted, (iii) is qualified to do business in every jurisdiction where such qualification is required, except where the failure so to qualify could not reasonably be expected to result in a Material Adverse Change, and (iv) has the limited liability company power and authority to execute, deliver and perform its obligations under the Credit Documents and to request and receive Extensions of Credit hereunder.

SECTION 3.02. Authorization.

The execution, delivery and performance by the Borrower of each Credit Document and the Extensions of Credit hereunder (i) have been duly authorized by all requisite limited liability company action and (ii) will not (A) violate (x) any provision of any material Applicable Law or of the certificate of formation or other constitutive documents (including the limited liability company agreement) of the Borrower or any of its Subsidiaries to which the Borrower or any of its Subsidiaries, as the case may be, is subject, or (y) any provision of any indenture, agreement or other instrument to which the Borrower or any of its Subsidiaries is a party or by which it or any of its property is or may be bound, (B) be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under any such indenture, agreement or other instrument or (C) result in the creation or imposition of any Lien upon any property or assets of the Borrower or any of its Subsidiaries, other than in the case of clauses (ii)(A)(y), (ii)(B) and (ii)(C), any such violation, breach, default or Lien that could not reasonably be expected to have a Material Adverse Change.

SECTION 3.03. Enforceability.

Each Credit Document constitutes a legal, valid and binding obligation of the Borrower enforceable in accordance with its terms except to the extent that enforcement may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law).

SECTION 3.04. Governmental Approvals.

No action, consent or approval of, registration or filing with, or other action by, any Governmental Authority is or will be required in connection with the execution or delivery by the Borrower or the enforceability of this Agreement or any other Credit Document, except filings and recordings required to perfect the Liens created pursuant to the Security Documents, each of which has been duly filed and/or recorded.

SECTION 3.05. Financial Statements.

(a) (i) The consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as of December 31, 2010 and the related consolidated statements of income, retained earnings and cash flows for the fiscal year then ended, reported on by Deloitte & Touche LLP and set forth in the Borrower’s Annual Report on Form 10-K, and (ii) the unaudited consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as of the end of each fiscal quarter of each of the first two fiscal quarters of the 2011 fiscal year and related consolidated statements of income, retained earnings and cash flows for each such fiscal quarter and for the elapsed portion of the 2011 fiscal year, copies of which have been made available to each of the Lenders, the Swingline Lender and the Fronting Banks, present fairly, in all material respects, the consolidated financial position of the Borrower and its Consolidated Subsidiaries as of such dates and their consolidated results of operations and cash flows for the periods ending on such dates in conformity with GAAP.

(b) Except as set forth in the financial statements or other reports of the type referred to in Section 5.03 hereof and that have been made available to the Lenders, the Swingline Lender and the Fronting Banks on or prior to the date of this Agreement (collectively, the “Borrower Information”), since the Closing Date, there has been no Material Adverse Change.

SECTION 3.06. Litigation.

Except as set forth as such in the Borrower Information, there is no action, suit or arbitral or governmental proceeding pending against, or to the knowledge of the Borrower threatened against, the Borrower or any of its Subsidiaries before any court or arbitrator or any governmental body, agency or official (including, without limitation, in respect of federal, state, local and other statutes, ordinances, orders, judgments, rulings and regulations relating to environmental pollution or environmental regulation or control) in which there is a reasonable possibility of an adverse decision that could reasonably be expected to result in a Material Adverse Change.

SECTION 3.07. Federal Reserve Regulations.

Neither the making of any Loan hereunder nor the use of the proceeds thereof will violate the provisions of Regulation T, U or X of the Board.

SECTION 3.08. Investment Company Act.

None of the Borrower or any of its Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

SECTION 3.09. No Material Misstatements.

No report, financial statement or other written information furnished by or on behalf of the Borrower to any Credit Party pursuant to or in connection with this Agreement contained any material misstatement of fact or omitted any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projections and forward looking statements, the Borrower represents only that such information was prepared in good faith based upon assumptions and estimates believed to be reasonable at the time made and notes that whether or not such projections or forward looking statements are in fact achieved will depend upon future events some of which are not within the control of the Borrower and actual results may vary from the projections and such variations may be material and, accordingly, the Borrower gives no representation and warranty that such projections and forward looking statements will be achieved.

SECTION 3.10. Taxes.

Except where the failure of which could not be reasonably expected to have a Material Adverse Change, (a) each of the Borrower and each of its Subsidiaries has filed all federal, state and local and non-U.S. income tax returns required to be filed by it and has paid all material taxes payable by it that have become due, other than those (i) not yet delinquent or (ii) contested in good faith as to which adequate reserves have been provided to the extent required by law and in accordance with GAAP, (b) each of the Borrower and each of its Subsidiaries has provided adequate reserves in accordance with GAAP for the payment of, all federal, state, provincial and foreign taxes not yet due and payable and (c) each of the Borrower and each of its Subsidiaries has satisfied all of its tax withholding obligations.

SECTION 3.11. Employee Benefit Plans.

Except as could not reasonably be expected, individually or in the aggregate to result in a Material Adverse Change with respect to each Plan, the Borrower, its Subsidiaries and its ERISA Affiliates are in compliance with the applicable provisions of ERISA and the Code and the final regulations and published interpretations thereunder. No ERISA Event has occurred that alone or together with any other ERISA Event has resulted or could reasonably be expected to result in a Material Adverse Change. None of the Borrower, its Subsidiaries nor any ERISA Affiliate has incurred any Withdrawal Liability that could result in a Material Adverse Change. None of the Borrower, its Subsidiaries nor any ERISA Affiliate has received any notification that any Multiemployer Plan is in reorganization or has been terminated within the meaning of Title IV of ERISA, which such reorganization or termination could result in a Material Adverse Change, and no Multiemployer Plan is reasonably expected to be in reorganization or to be terminated where such reorganization or termination has resulted or can reasonably be expected to result, through an increase in the contributions required to be made to such Plan or otherwise, in a Material Adverse Change.

SECTION 3.12. Significant Subsidiaries.

Each of the Borrower’s Significant Subsidiaries, if any, (a) is a corporation, limited liability company or other type of Person duly incorporated or formed (as the case may be), validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation (as the case may be) and (b) has all corporate, limited liability company, partnership or other (as the case may be) powers necessary to carry on its business substantially as now conducted, except where the failure to do so could not be reasonably expected to have a Material Adverse Change. Each of the Borrower’s Significant Subsidiaries, if any, has all material governmental licenses, authorizations, consents and approvals required to carry on its business substantially as now conducted, except where the failure to do so could not be reasonably expected to have a Material Adverse Change.

SECTION 3.13. Environmental Matters.

Except as set forth as such in or contemplated by the Borrower Information, the Borrower and each of its Subsidiaries has complied in all material respects with all Federal, state, local and other statutes, ordinances, orders, judgments, rulings and regulations relating to environmental pollution or to environmental regulation or control, except to the extent that failure to so comply could not reasonably be expected to result in a Material Adverse Change. Except as set forth as such in or contemplated by the Borrower Information, the facilities of the Borrower or any of its Subsidiaries, as the case may be, are not used to manage any hazardous wastes, hazardous substances, hazardous materials, toxic substances, toxic pollutants or substances similarly denominated, as those terms or similar terms are used in the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act, the Hazardous Materials Transportation Act, the Toxic Substance Control Act, the Clean Air Act, the Clean Water Act or any other applicable law relating to environmental pollution, or any nuclear fuel or other radioactive materials, in violation in any material respect of any law or any regulations promulgated pursuant thereto, except to the extent that such violations could not reasonably be expected to result in a Material Adverse Change. Except as set forth as such in or contemplated by the Borrower Information, the Borrower is not aware of any events, conditions or circumstances involving environmental pollution or contamination that could reasonably be expected to result in a Material Adverse Change.

SECTION 3.14. Solvency.

The Borrower is Solvent.

SECTION 3.15. Properties.

The Borrower has good and indefeasible title to or valid leasehold or easement interests in all properties that are necessary to the operation of its businesses as currently conducted, free and clear of all Liens (other than Liens permitted by this Agreement) and except where the failure to have such good title could not reasonably be expected to have a Material Adverse Change.

SECTION 3.16. Lien of Mortgage.

The Mortgage creates valid and enforceable Liens against the Mortgaged Property described therein, free and clear of all Liens, other than Permitted Liens (as defined in the Mortgage).

SECTION 3.17. Filings and Recordings.

All documents and instruments, including Uniform Commercial Code, Texas Business and Commerce Code Chapter 261 and other applicable fixture filings, have been filed, registered or recorded in order to create the Liens intended to be created by any Security Document and to perfect such Liens to the extent required by, and with the priority required by such Security Document.

ARTICLE IV-A

EFFECTIVENESS AND INITIAL EXTENSIONS OF CREDIT

The effectiveness of this Agreement and the obligation of each Lender and the Swingline Lender to make its initial Loan and of each Fronting Bank to issue its initial Letter of Credit on or after the date hereof is subject to the conditions that on the Closing Date:

SECTION 4.01 Credit Documents. The Agent shall have received this Agreement, executed and delivered by a duly authorized officer of the Borrower, each Lender, the Swingline Lender and each Fronting Bank.

SECTION 4.02. Security Documents.

The Agent shall have received copies, certified by an Authorized Officer of the Borrower as being true, complete, correct and in full force and effect, of the Mortgage, the Indentures and all supplements to the Mortgage and the Indentures.

SECTION 4.03. Borrower Legal Opinions.

The Agent shall have received written legal opinions of (i) Vinson & Elkins LLP, special New York counsel to the Borrower, and (ii) Kevin R. Fease, Associate General Counsel of the Borrower, in each case dated the date hereof, addressed to the Agent, the Swingline Lender, the Fronting Banks and the Lenders and in substantially the forms of Exhibits F-1 and F-2, respectively.

SECTION 4.04. Agent Legal Opinion.

The Agent shall have received a written legal opinion of King & Spalding LLP, special counsel to the Agent and the Joint Lead Arrangers, in substantially the form of Exhibit G.

SECTION 4.05. Prepayment of Loans Under Prior Credit Agreement.

The principal amount of all Loans made under the Prior Credit Agreement, together with accrued interest thereon, shall have been paid in full.

SECTION 4.06. Representations and Warranties; No Default.

All representations and warranties of the Borrower in each Credit Document shall be true and correct, and no Default or Event of Default shall have occurred and be continuing.

SECTION 4.07. Closing Certificates.

The Agent shall have received (i) a copy of the certificate of formation, including all amendments thereto, certified as of a recent date by the Secretary of State of the state of Dela-

ware, and a certificate as to the good standing of the Borrower as of a recent date from such Secretary of State; (ii) a certificate of the Secretary or an Assistant Secretary or analogous officer of the Borrower, dated the date of this Agreement and certifying (A) that attached thereto is a true and complete copy of the limited liability company agreement or other applicable organizational document as in effect on such date and at all times since a date prior to the date of the resolutions described in clause (B) below, (B) that attached thereto are true and complete copies of resolutions duly adopted by the Board of Directors (or any duly authorized committee thereof) authorizing the execution and delivery by the Borrower of the Credit Documents, the Extensions of Credit to be made hereunder and the performance by the Borrower of all of its obligations under the Credit Documents, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (C) that the certificate of formation referred to in clause (i) above has not been amended since the date of the last amendment thereto shown on the certified certificate of formation furnished pursuant to such clause (i) and (D) as to the incumbency and specimen signature of each officer executing this Agreement and any other document delivered in connection herewith on behalf of the Borrower; and (iii) a certificate of another officer as to the incumbency and specimen signature of the Secretary or Assistant Secretary or analogous officer executing the certificate pursuant to (ii) above.

SECTION 4.08. Fees.

The Lenders, the Fronting Banks as of the Closing Date, the Agent and the Joint Lead Arrangers shall have received payment of all fees and reimbursements of all expenses for which invoices have been presented as of the Closing Date pursuant to the terms of this Agreement or the Fee Letters.

SECTION 4.09. Financial Information.

The Agent and each Lender shall have received copies of the Borrower’s audited annual financial statements for calendar year 2010 and unaudited quarterly financial statements for the fiscal quarter ended June 30, 2011 (it being agreed that any such financial statements publicly available on the SEC’s EDGAR Database with respect to the Borrower or on the Borrower’s website no later than the third Business Day immediately preceding the Closing Date will be deemed to have been delivered under this Section 4.09).

SECTION 4.10. PATRIOT Act.

Each Lender shall have received such documentation and information about the Borrower as is reasonably requested in writing by the Agent on behalf of such Lender at least 10 days prior to the Closing Date and as required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Patriot Act.

SECTION 4.11. Flood Insurance.

The Agent shall have received completed standard flood hazard determination forms relating to improved real property included in the Mortgaged Property and, for any such improved real property located in a special flood hazard area, evidence of flood insurance satisfactory to the Agent.

SECTION 4.12. Other Information.

Each Credit Party shall have received such other certifications, opinions, financial or other information, approvals and documents relating to the Borrower and the transactions contemplated hereby as such Credit Party may reasonably request.

ARTICLE IV-B

CONDITIONS FOR CERTAIN EXTENSIONS OF CREDIT

The Commitment of each Lender to make each Loan and of each Fronting Bank to make each Extension of Credit relating to a Letter of Credit hereunder that, in any case, would increase the Outstanding Credits (other than any Mandatory Borrowing), shall be subject to the satisfaction of the following conditions precedent on the date of such Extension of Credit:

(a) The Agent, the Swingline Lender and the relevant Fronting Bank, if applicable, shall have received from the Borrower a notice requesting such Extension of Credit as required by Section 2.03, Section 2.17 or 2.18, as applicable and certifying that the matters set forth in subsections (b) and (c) below are true and correct as of such date.

(b) The representations and warranties of the Borrower set forth in Article III hereof and in each Security Document shall be true and correct in all material respects (without duplication of any materiality qualifications otherwise set forth in such representations and warranties) on and as of the date of such Extension of Credit with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date. Notwithstanding the foregoing, the representations and warranties set forth in Section 3.05(b) and 3.06 shall not be required to be made pursuant to this subsection (b) by the Borrower, if, at the time of such Extension of Credit, the Borrower’s Applicable Rating Level is at Level 1, 2, 3 or 4.

(c) At the time of and immediately after such Extension of Credit, no Default or Event of Default shall have occurred and be continuing or would result from the making of such Extension of Credit.

Each Extension of Credit shall be deemed to constitute a representation and warranty by the Borrower on the date of such Extension of Credit as to the matters specified in subsections (b) and (c) above.

ARTICLE V

COVENANTS

The Borrower agrees that, so long as any Lender has any Commitment hereunder, any Fronting Bank has any obligation to issue Letters of Credit hereunder, any Letter of Credit remains available to be drawn or any amount payable hereunder remains unpaid:

SECTION 5.01. Existence.

It will, and will cause each of its Significant Subsidiaries to, do or cause to be done all things necessary to preserve and keep in full force and effect its existence and all rights, licenses, permits, franchises and authorizations necessary or desirable in the normal conduct of its business except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Change; provided, however, that the Borrower and its Significant Subsidiaries may consummate any transaction expressly permitted pursuant to Section 5.09.

SECTION 5.02. Compliance With Laws; Business and Properties.

It will, and will cause each of its Subsidiaries to, comply with all Applicable Laws (including, without limitation, the commitments, undertakings and stipulations set forth in the final Order on Rehearing in PUCT Docket No. 34077 (April 24, 2008) and final Order Authorizing Disposition of Jurisdictional Facilities in FERC Docket No. EC07-87-000 (September 6, 2007)), whether now in effect or hereafter enacted, except (i) where the validity or applicability of such laws, rules, regulations or orders is being contested by appropriate proceedings in good faith or (ii) where the failure to do so could not reasonably be expected to have a Material Adverse Change; and at all times maintain and preserve all property material to the conduct of its business in good working order, ordinary wear and tear excepted, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Change.

SECTION 5.03. Financial Statements, Reports, Etc.

It will furnish to the Agent, each Lender and each Fronting Bank:

(a) as soon as available and in any event within 120 days after the end of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as of the end of such fiscal year and the related consolidated statements of income, retained earnings and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on in a manner reasonably acceptable to the SEC by Deloitte & Touche LLP or other independent public accountants of nationally recognized standing;

(b) as soon as available and in any event within 75 days after the end of each of the first three quarters of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as of the end of such quarter and the related consolidated statements of income for such quarter, for the portion of the Borrower’s fiscal year ended at the end of such quarter, and the related consolidated statement of cash flows for the portion of the Borrower’s fiscal year ended at the end of such quarter, setting forth comparative figures for the corresponding date in the previous year and period to the extent required in Form 10-Q, all certified (subject to normal year-end adjustments and absence of footnotes) as to fairness of presentation, GAAP and consistency by a Financial Officer of the Borrower;

(c) simultaneously with any delivery of each set of financial statements referred to in subsections (a) and (b) above, a certificate of a Financial Officer of the Borrower (i) setting forth in reasonable detail the calculations required to establish whether the Borrower was in compliance with the covenant contained in Section 5.11 on the date of such financial statements, and (ii) stating whether any Default or Event of Default exists on the date of such certificate and, if any Default or Event of Default then exists, setting forth the details thereof and the action that the Borrower is taking or proposes to take with respect thereto;

(d) simultaneously with the delivery of each set of financial statements referred to in subsection (a) above, a statement of the firm of independent public accountants that reported on such statements (i) stating whether anything has come to their attention to cause them to believe that any Default or Event of Default existed on the date of such statements and (ii) confirming the calculations set forth in the Financial Officer’s certificate delivered simultaneously therewith pursuant to subsection (c) above;

(e) forthwith upon becoming aware of the occurrence of any Default or Event of Default, a certificate of a Financial Officer of the Borrower setting forth the details thereof and the action that the Borrower is taking or proposes to take with respect thereto;

(f) promptly upon the filing thereof, copies of each final prospectus (other than a prospectus included in any registration statement on Form S-8 or its equivalent or with respect to a dividend reinvestment plan) and all reports on Forms 10-K, 10-Q and 8-K and similar reports that the Borrower shall have filed with the SEC, or any Governmental Authority succeeding to any of or all the functions of the SEC;

(g) as promptly as practicable after any member of the Controlled Group (i) gives or is required to give notice to the PBGC of any Reportable Event with respect to any Plan that would constitute grounds for a termination of such Plan under Title IV of ERISA, or knows that the plan administrator of any Plan has given or is required to give notice of any such Reportable Event, a copy of the notice of such Reportable Event given or required to be given to the PBGC; (ii) receives notice from a proper representative of a Multiemployer Plan of complete or partial Withdrawal Liability being imposed upon such member of the Controlled Group under Title IV of ERISA, a copy of such notice; or (iii) receives notice from the PBGC under Title IV of ERISA of an intent to terminate, or appoint a trustee to administer, any Plan, a copy of such notice in each of (i), (ii) and (iii) as could reasonably be expected to result in a Material Adverse Change; and

(h) promptly, from time to time, such additional information regarding the financial position or business of the Borrower and its Subsidiaries as the Agent, at the request of any Lender or any Fronting Bank, may reasonably request in writing.

The financial statements, prospectuses and reports described in subsections (a), (b) and (f) above will be deemed to have been delivered hereunder if publicly available on the SEC’s EDGAR Database with respect to the Borrower or on the Borrower’s website no later than the date specified for delivery of same under subsection (a), (b) or (f), as applicable, above.

SECTION 5.04. Insurance.

It will, and will cause each of its Subsidiaries to, at all times maintain in full force and effect, pursuant to self-insurance arrangements or with insurance companies that the Borrower believes (in the good faith judgment of the management of the Borrower, as applicable) are financially sound and responsible at the time the relevant coverage is placed or renewed, insurance in at least such amounts (after giving effect to any self-insurance which the Borrower believes (in the good faith judgment of management of the Borrower, as applicable) is reasonable and prudent in light of the size and nature of its business) and against at least such risks (and with such risk retentions) as the Borrower believes (in the good faith judgment of management of the Borrower, as applicable) is reasonable and prudent in light of the size and nature of its business; and will furnish to the Agent, upon written reasonable request from the Agent, information presented in reasonable detail as to the insurance so carried.

SECTION 5.05. Taxes, Etc.

It will, and will cause each of its Subsidiaries to, pay and discharge promptly when due all material taxes, assessments and governmental charges imposed upon it or upon its income or profits or in respect of its property, as well as all other material liabilities, in each case before the same shall become delinquent or in default and before penalties accrue thereon, unless and to the extent that the same are being contested in good faith by appropriate proceedings and adequate reserves with respect thereto shall, to the extent required by GAAP, have been set aside.

SECTION 5.06. Maintaining Records; Access to Properties and Inspections.

It will, and will cause each of its Subsidiaries to, maintain financial records in accordance with GAAP and, upon reasonable notice and at reasonable times, permit authorized representatives designated by any Lender or any Fronting Bank to visit and inspect its properties and to discuss its affairs, finances and condition with its officers; provided that, excluding any such visits and inspections during the continuation of an Event of Default (a) only the Agent, whether on its own or in conjunction with the Required Lenders, may exercise rights of the Agent and the Lenders under this Section 5.06, (b) the Agent shall not exercise such rights more than two times in any calendar year and (c) only one such visit shall be at the Borrower’s expense; provided further that when an Event of Default exists, the Agent (or any of its representatives or independent contractors) or any representative of the Required Lenders may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice.

SECTION 5.07. ERISA.

It will, and will cause each of its Subsidiaries that are members of the Controlled Group to, comply in all material respects with the applicable provisions of ERISA and the Code except where any noncompliance, individually or in the aggregate, would not result in a Material Adverse Change.

SECTION 5.08. Use of Proceeds.

It will not, and will not cause or permit any of its Subsidiaries to, use the proceeds of the Loans or the Letters of Credit for purposes other than (i) the repayment of Indebtedness of the Borrower or any of its Subsidiaries, (ii) the payment of fees and expenses incurred in connection with this Agreement and (iii) for working capital and other general corporate purposes and the refinancing of short-term borrowings used for working capital and other general corporate purposes.

SECTION 5.09. Consolidations, Mergers, Sales and Acquisitions of Assets and Investments in Subsidiaries.

(a) It will not, and will not permit any of its Significant Subsidiaries to, consolidate or merge with or into any Person unless (i) in the case of any such transaction involving the Borrower, the surviving Person is the Borrower or another Person formed under the laws of a State of the United States of America and assumes or is responsible, by operation of law, for all the obligations of the Borrower hereunder and (ii) in the case of any such transaction involving any Significant Subsidiary, the survivor is the Borrower, such Significant Subsidiary or a Non-Dilutive Subsidiary of the Borrower (or a Person which as a result of such transaction becomes a Non-Dilutive Subsidiary of the Borrower).

(b) It will not, and will not permit any of its Significant Subsidiaries to, make a Significant Disposition to any Person unless (i) such Significant Disposition is made to the Borrower, a Non-Dilutive Subsidiary of the Borrower or a Person that, as a result of such transaction, becomes a Non-Dilutive Subsidiary of the Borrower, (ii) the proceeds of such Significant Disposition are reinvested in the business of the Borrower or any of its Subsidiaries or are used to permanently reduce the indebtedness of the Borrower or any of its Subsidiaries or (iii) such Significant Disposition is of any Qualified Transition Bond Issuer.

(c) Notwithstanding anything to the contrary contained in this Section, (i) the Borrower will not in any event permit any consolidation, merger or Significant Disposition if any Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such transaction, (ii) neither the Borrower nor any of its Subsidiaries will engage to a Substantial extent in businesses other than those currently conducted by them and other businesses reasonably related thereto and (iii) neither the Borrower nor any of its Subsidiaries will acquire any Subsidiary or make any investment in any Subsidiary if, upon giving effect to such acquisition or investment, as the case may be, the Borrower would not be in compliance with the covenant set forth in Section 5.11 and (iv) nothing in this Section shall prohibit any sales of assets permitted by Section 5.10(d).

SECTION 5.10. Limitations on Liens.

Neither the Borrower nor any of its Significant Subsidiaries will create or assume or permit to exist any Lien in respect of any property or assets of any kind (real or personal, tangible or intangible) of the Borrower or any such Significant Subsidiary, or sell any such property or assets subject to an understanding or agreement, contingent or otherwise, to repurchase such property or assets; provided that the provisions of this Section shall not prevent or restrict the creation, assumption or existence of:

(a) any Lien in respect of any such property or assets of any Significant Subsidiary of the Borrower to secure indebtedness owing by it to the Borrower or any Wholly Owned Subsidiary of the Borrower; or

(b) Liens (including capital leases) in respect of property acquired by the Borrower or any Significant Subsidiary thereof, to secure the purchase price, or the cost of construction and development, of such property (or to secure indebtedness incurred prior to, at the time of, or within 120 days after the later of the acquisition of such property and the commencement of operation of such property, in each case for the purpose of financing the acquisition, or the cost of construction and development, of such property), or Liens existing on any such property at the time of acquisition of such property by the Borrower or such Significant Subsidiary, whether or not assumed, or any Lien in respect of property of any Person existing at the time such Person becomes a Subsidiary of the Borrower; or agreements to acquire any property or assets under conditional sale agreements or other title retention agreements, or capital leases in respect of any other property; provided that (A) the aggregate principal amount of Indebtedness secured by all Liens in respect of any such property shall not exceed the cost (as determined by the board of directors or analogous governing body of the Borrower or such Significant Subsidiary, as the case may be) of such property at the time of acquisition thereof or (x) in the case of property covered by a capital lease, the fair market value, as so determined, of such property at the time of such transaction, or (y) in the case of a Lien in respect of property existing at the time such Person becomes a Subsidiary of the Borrower the fair market value, as so determined of such property at such time), and (B) at the time of the acquisition of the property by the Borrower or such Significant Subsidiary, or at the time such Person becomes a Subsidiary of the Borrower, as the case may be, every such Lien shall apply and attach only to the property originally subject thereto and fixed improvements constructed thereon; or

(c) modifications, replacements, refundings or extensions of any Lien permitted in subsection (b), (e), (l) or (m) hereof for amounts not exceeding the lesser of (i) the principal or committed amount (whichever is larger) of the Indebtedness so refunded or extended or (ii) the fair market value (as determined by the board of directors (or analogous governing body) of the Borrower or such Significant Subsidiary, as the case may be) of the property theretofore subject to such Lien, in each case at the time of such refunding or extension; provided that such Lien shall apply only to the same property theretofore subject to the same and fixed improvements constructed thereon; or

(d) sales subject to understandings or agreements to repurchase; provided that the aggregate sales price for all such sales (other than sales to any governmental instrumentality in connection with such instrumentality’s issuance of indebtedness, including without limitation industrial development bonds and pollution control bonds, on behalf of the Borrower or any Significant Subsidiary thereof) made in any one calendar year shall not exceed $50,000,000 in the aggregate for the Borrower and its Significant Subsidiaries; or

(e) Liens on Receivables Facility Assets in respect of any Permitted Receivables Financing; or

(f) any Lien not otherwise permitted hereunder (whenever incurred) on assets owned by the Borrower or any Subsidiary thereof securing Indebtedness of the Borrower or Subsidiary in an aggregate amount not to exceed at any one time outstanding the greater of 10% of the Borrower’s Net Tangible Assets or 10% of Capitalization; or

(g) leases (other than capital leases) now or hereafter existing and any renewals and extensions thereof under which the Borrower or any Significant Subsidiary thereof may acquire or dispose of any of its property, subject, however, to the terms of Section 5.09; or

(h) Liens in respect of any Permitted Sale Leasebacks; or

(i) any Lien in existence on the Closing Date and set forth on Schedule 5.10 and any Lien granted as a replacement or substitute therefor; provided that any such replacement or substitute Lien (i) does not secure an aggregate amount of Indebtedness, if any, greater than that secured on the Closing Date and (ii) does not encumber any property other than the property subject thereto on the Closing Date; or

(j) the pledge of current assets, in the ordinary course of business, to secure current liabilities; or

(k) Permitted Encumbrances; or

(l) the Liens in favor of the Collateral Agent for the benefit of the Secured Parties under the Security Documents; or

(m) any Lien incurred in connection with the issuance of Qualified Transition Bonds; or

(n) Liens under the Mortgage securing Obligations (as defined in the Mortgage) permitted to be secured under the Mortgage (as in effect on the date hereof); provided that such Liens secure the Indenture Notes Obligations (as defined under the Mortgage) and the Additional Obligations (as defined under the Mortgage), as applicable, equally and ratably with the Obligations hereunder;

(o) any Lien granted pursuant to Section 1007 of the Indentures in favor of the trustee thereunder; or

(p) Liens granted by the Borrower to secure duties or public or statutory obligations or to secure, or serve in lieu of, surety, stay on appeal bonds.

SECTION 5.11. Debt to Total Capitalization Ratio.

The Borrower will not, as of the end of each quarter of each of its fiscal years, permit the ratio of its Consolidated Senior Debt to its Consolidated Total Capitalization to be greater than 0.65 to 1.00.

SECTION 5.12. Further Assurances.

The Borrower will execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents) that may be required under any Applicable Law, or that the Collateral Agent or the Required Lenders may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests created or intended to be created by the applicable Security Documents, all at the expense of the Borrower.

SECTION 5.13. Certain Terms Relating to Collateral.

The Borrower will not, without the prior written consent of all the Lenders (i) seek or consent to the release of any Mortgaged Property, except as otherwise expressly permitted under the Mortgage as in effect on the date hereof, or (ii) secure, or agree or consent to the securing of, any Additional Obligations (as defined in the Mortgage) or other obligations of the Borrower under the Mortgage, except as otherwise expressly permitted under the Mortgage as in effect on the date hereof.

ARTICLE VI

EVENTS OF DEFAULT

In case of the happening of any of the following events (each an “Event of Default”):

(a) any representation or warranty made or deemed made by the Borrower in or in connection with the execution and delivery of this Agreement or the Extensions of Credit made hereunder shall prove to have been untrue in any material respect (without duplication of materiality qualifications otherwise set forth in such representations and warranties) when so made, deemed made or furnished;

(b) default shall be made by the Borrower in the payment of any principal of any Outstanding Credit when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

(c) default shall be made by the Borrower in the payment of any interest on any Outstanding Credit or any Fee or any other amount (other than an amount referred to in subsection (b) above) due hereunder, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five days;

(d) default shall be made by the Borrower in the due observance or performance of any covenant, condition or agreement contained in Section 5.01 or 5.11;

(e) default shall be made by the Borrower or any Subsidiary (i) in the due observance or performance of any covenant, condition or agreement contained in Section 5.03 and such default shall continue unremedied for a period of 5 days or (ii) in the due observance or performance of any covenant, condition or agreement contained herein (other than those specified in (b), (c), (d) or (e)(i) above) or in any other Credit Document and such default shall continue unremedied for a period of 30 days after notice thereof from the Agent at the request of any Lender to the Borrower;

(f) (i) Holdings amends, waives, otherwise modifies or violates Section 8 of its limited liability company agreement (provided that Holdings may own stock of other entities) or (ii) the Borrower or Holdings (in its capacity as the sole member of the Borrower) amends, waives, otherwise modifies or violates Section 10(i) or the director independence provisions of, in each case, the applicable limited liability company agreement as in effect as of the date hereof in a manner that is material and adverse to Lenders;

(g) the Borrower or any Subsidiary thereof shall (i) fail to pay any principal or interest, regardless of amount, due in respect of any Indebtedness in a principal amount in excess of $100,000,000, when and as the same shall become due and payable, subject to any applicable grace periods, or (ii) fail to observe or perform any other term, covenant, condition or agreement contained in any agreement or instrument evidencing or governing any such Indebtedness if the effect of any failure referred to in this clause (ii) is to cause, or to permit the holder or holders of such Indebtedness or a trustee on its or their behalf to cause, such Indebtedness to become accelerated or due prior to its stated maturity;

(h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Borrower or any Significant Subsidiary thereof, or of a substantial part of the property or assets of the Borrower or any Significant Subsidiary thereof, under Title 11 of the United States Bankruptcy Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Significant Subsidiary thereof or for a substantial part of the property or assets of the Borrower or any Significant Subsidiary thereof or (iii) the winding up or liquidation of the Borrower or any Significant Subsidiary thereof; and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(i) the Borrower or any Significant Subsidiary thereof shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Bankruptcy Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in (h) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Significant Subsidiary thereof or for a substantial part of the property or assets of it or such Significant Subsidiary, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing;

(j) a Change in Control shall occur unless such Change in Control is a Permitted Transaction;

(k) one or more judgments or orders for the payment of money in an aggregate amount in excess of $50,000,000 shall be rendered against the Borrower or any Subsidiary thereof or any combination thereof (to the extent not paid or covered by insurance provided by a carrier not disputing coverage) and such judgment or order shall remain undischarged or unstayed for a period of 60 days, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of the Borrower or any Subsidiary thereof to enforce any such judgment or order;

(l) an ERISA Event or ERISA Events shall have occurred that reasonably could be expected to result in a Material Adverse Change; or

(m) this Agreement, any Fee Letter, the Mortgage or any material provision of any other Security Document relating to any material portion of the Collateral shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof, including a release by the Collateral Agent of all or a portion of the property covered by any Security Document) or the Borrower shall deny or disaffirm in writing its obligations under any Credit Document;

then, and in every such event, and at any time thereafter during the continuance of such event, the Agent, at the request of the Required Lenders, shall, by notice to the Borrower, take one or all of the following actions, at the same or different times: (i) terminate forthwith the right of the Borrower to request and receive Extensions of Credit; and (ii) declare the Loans of the Borrower then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding; provided that in the case of any event described in subsection (h) or (i) above affecting the Borrower, the right of the Borrower to request and receive Extensions of Credit shall automatically terminate and the principal of the Loans then outstanding of the Borrower, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein to the contrary notwithstanding.

Notwithstanding anything to the contrary contained herein, no notice given or declaration made by the Agent pursuant to this Article VI shall affect (i) the obligation of any Fronting Bank to make any payment under any Letter of Credit issued by such Fronting Bank in accordance with the terms of such Letter of Credit or (ii) the obligations of each Lender in respect of each such Letter of Credit; provided, however, that upon the occurrence and during the continuance of any Event of Default, the Agent shall at the request, or may with the consent, of the Required Lenders, upon notice to the Borrower, require the Borrower to deposit with the Agent an amount in the cash collateral account (the “Cash Collateral Account”) described below equal to the aggregate maximum amount available to be drawn under all Letters of Credit issued for the account of the Borrower and outstanding at such time. Such Cash Collateral Account shall at all times be free and clear of all rights or claims of third parties. The Cash Collateral Account shall be maintained with the Agent or at a depositary bank acting on behalf of the Agent in the name of, and under the sole dominion and control of, the Agent, and amounts deposited in the Cash Collateral Account shall bear interest at a rate equal to the rate generally offered by JPMorgan Chase or such depositary bank, as the case may be, for deposits equal to the amount deposited by the Borrower in the Cash Collateral Account, for a term to be determined by the Agent in its sole discretion. The Borrower hereby grants to the Agent for the benefit of the Fronting Banks and the

Lenders a Lien on, and hereby assigns to the Agent for the benefit of the Fronting Banks and the Lenders all of its right, title and interest in, the Cash Collateral Account and all funds from time to time on deposit therein to secure its reimbursement obligations in respect of Letters of Credit issued for its account. If any drawings then outstanding or thereafter made are not reimbursed in full immediately upon demand or, in the case of subsequent drawings, upon being made, then, in any such event, the Agent may apply the amounts then on deposit in the Cash Collateral Account, in such priority as the Agent shall elect, toward the payment in full of any or all of the Borrower’s obligations hereunder as and when such obligations shall become due and payable, regardless of whether the amounts to be so applied were deposited by the Borrower for the account of which the Letter(s) of Credit then being drawn were issued. Upon payment in full, after the termination of the Letters of Credit, of all such obligations, the Agent will repay and reassign to the Borrower any cash then on deposit in the Cash Collateral Account and the Lien of the Agent on the Cash Collateral Account and the funds therein shall automatically terminate.

ARTICLE VII

THE AGENT

(a) In order to expedite the transactions contemplated by this Agreement, JPMorgan Chase is hereby appointed to act as Agent on behalf of the Lenders and the Fronting Banks. Each Lender and each Fronting Bank hereby irrevocably authorizes the Agent to take such actions on behalf of such Lender and such Fronting Bank and to exercise such powers as are specifically delegated to the Agent by the terms and provisions hereof, together with such actions and powers as are reasonably incidental thereto. The Agent is hereby expressly authorized by the Lenders and the Fronting Banks, without hereby limiting any implied authority, (i) to receive on behalf of the Lenders and the Fronting Banks all payments of principal of and interest on the Outstanding Credits and all other amounts due to the Lenders and the Fronting Banks hereunder, and promptly to distribute to each Lender and each Fronting Bank, its proper share of each payment so received; (ii) to give notice on behalf of each Lender and each Fronting Bank to the Borrower of any Event of Default of which the Agent has actual knowledge acquired in connection with its agency hereunder; and (iii) to distribute to each Lender and each Fronting Bank copies of all notices, financial statements and other materials delivered by the Borrower pursuant to this Agreement as received by the Agent.

(b) Neither the Agent nor any of its directors, officers, employees or agents shall be liable as such for any action taken or omitted by any of them except for its or his or her own gross negligence or willful misconduct, or be responsible for any statement, warranty or representation herein or the contents of any document delivered in connection herewith, or be required to ascertain or to make any inquiry concerning the performance or observance by the Borrower of any of the terms, conditions, covenants or agreements contained in this Agreement. The Agent shall not be responsible to the Lenders or the Fronting Banks for the due execution, genuineness, validity, enforceability or effectiveness of this Agreement or other instruments or agreements. The Agent may deem and treat the Lender or the Fronting Bank that makes any Extension of Credit as the holder of the indebtedness resulting therefrom for all purposes hereof until it shall have received notice from such Lender or such Fronting Bank, given as provided herein, of the transfer thereof. The Agent shall in all cases be fully protected in acting, or refraining from acting, in accordance with written instructions signed by the Required Lenders and, except as otherwise specifically provided herein, such instructions and any action or inaction pursuant thereto shall be binding on all the Lenders and the Fronting Banks. The Agent shall, in the absence of knowledge to the contrary, be entitled to rely on any instrument or document believed by it in good faith to be genuine and correct and to have been signed or sent by the proper Person or Persons. Neither the Agent nor any of its directors, officers, employees or agents shall have any responsibility to the Borrower or any Subsidiary on account of the failure of or delay in performance or breach by any Lender or any Fronting Bank of any of its obligations hereunder or to any Lender or any Fronting Bank on account of the failure of or delay in performance or breach by any other Lender, any Fronting Bank or the Borrower or any Subsidiary of any of their respective obligations hereunder or in connection herewith. The Agent may execute any and all duties hereunder by or through agents or employees and shall be entitled to rely upon the advice of legal counsel selected by it with respect to all matters arising hereunder and shall not be liable for any action taken or suffered in good faith by it in accordance with the advice of such counsel.

(c) The Lenders and the Fronting Banks hereby acknowledge that the Agent shall not be under any duty to take any discretionary action permitted to be taken by it pursuant to the provisions of this Agreement unless it shall be requested in writing to do so by the Required Lenders.

(d) Subject to the appointment and acceptance of a successor Agent as provided below, the Agent may resign at any time by notifying the Lenders, the Fronting Banks and the Borrower. Upon any such resignation, the Required Lenders shall have the right to appoint a successor Agent acceptable to the Borrower. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the Agent gives notice of its resignation, then the Agent may, on behalf of the Lenders and the Fronting Banks, appoint a successor Agent, having a combined capital and surplus of at least $500,000,000 or an Affiliate of any such bank. Upon the acceptance of any appointment as Agent hereunder by a successor bank, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent and the Agent shall be discharged from its duties and obligations hereunder. After the Agent’s resignation hereunder, the provisions of this Article and Section 8.05 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Agent.

(e) With respect to the Extensions of Credit made by it hereunder, JPMorgan Chase, in its individual capacity and not as Agent, shall have the same rights, obligations and powers as any other Lender and may exercise the same as though it were not the Agent, and the Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not Agent.

(f) Each Lender agrees (i) to reimburse the Agent, on demand, in the amount of its pro rata share (based on its Commitment hereunder or, if all of the Commitments shall have been terminated, the amount of its percentage of Outstanding Credits) of any expenses incurred for the benefit of the Lenders or the Fronting Banks, in its role as Agent, including counsel fees and compensation of agents and employees paid for services rendered on behalf of the Lenders or the Fronting Banks, which shall not have been reimbursed by the Borrower (but without limiting the

Borrower’s obligation to make such reimbursement) and (ii) to indemnify and hold harmless the Agent and any of its directors, officers, employees or agents, on demand, in the amount of such pro rata share, from and against any and all liabilities, taxes, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against it in any way relating to or arising out of this Agreement or any action taken or omitted by it under this Agreement to the extent the same shall not have been reimbursed by the Borrower; provided that neither any Lender nor any Fronting Bank shall be liable to the Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or willful misconduct of the Agent or any of its directors, officers, employees or agents. Each Lender and each Fronting Bank agrees that any allocation made in good faith by the Agent of expenses or other amounts referred to in this subsection (f) shall be conclusive and binding for all purposes, absent manifest error.

(g) Each Lender and each Fronting Bank acknowledges that it has, independently and without reliance upon the Agent or any other Lender or Fronting Bank or any Person designated as a “Joint Lead Arranger”, a “Syndication Agent” or a “Documentation Agent” on the cover page of this Agreement, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and each Fronting Bank also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or Fronting Bank or any Person designated as a “Joint Lead Arranger”, a “Syndication Agent” or a “Documentation Agent” on the cover page of this Agreement, and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any related agreement or any document furnished hereunder or thereunder.

(h) None of the Persons designated as a “Joint Lead Arranger”, a “Syndication Agent” or a “Documentation Agent” on the cover page of this Agreement shall have any duties, liabilities, obligations or responsibilities under this Agreement other than, if applicable, in such Person’s role as a Credit Party.

(i) Each Secured Party party hereto hereby further authorizes the Collateral Agent on behalf of and for the benefit of such Secured Parties, to be the agent for and representative of such Secured Parties with respect to the Collateral and the Security Documents. Subject to Section 8.08, without further written consent or authorization from any such Secured Party, the Collateral Agent may execute any documents or instruments necessary to in connection with a sale or disposition of assets permitted by this Agreement, release any Lien encumbering any item of Collateral that is the subject of such sale or other disposition of assets, or with respect to which the Required Lenders (or such other Lenders as may be required to give such consent under Section 8.08) have otherwise consented (to the extent such consent is required).

(j) Anything contained in any of the Credit Documents to the contrary notwithstanding, the Borrower, the Agents and each Secured Party hereby agree that (i) no Secured Party shall have any right individually to realize upon any of the Collateral, it being understood and agreed that all powers, rights and remedies hereunder may be exercised solely by the Agent, on behalf of the Lenders, in accordance with the terms hereof, and all powers, rights and remedies under the Security Documents may be exercised solely by the Collateral Agent, on behalf of the Secured Parties, in accordance with the terms of the Security Documents, and (ii) in the event of a foreclosure by the Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Collateral Agent or any Secured Party may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and the Collateral Agent, as agent for and representative of the Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Collateral Agent at such sale or other disposition.

(k) To the extent required by any applicable law, the Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding tax. If the Internal Revenue Service or any other authority of the United States or other jurisdiction asserts a claim that the Agent did not properly withhold tax from amounts paid to or for the account of any Lender for any reason (including, without limitation, because the appropriate form was not delivered or not property executed, or because such Lender failed to notify the Agent of a change in circumstance that rendered the exemption from, or reduction of withholding tax ineffective), such Lender shall indemnify and hold harmless the Agent (to the extent that the Agent has not already been reimbursed by the Borrower and without limiting the obligation of the Borrower to do so) for all amounts paid, directly or indirectly, by the Agent as tax or otherwise, including any interest, additions to tax or penalties thereto, together with all expenses incurred, including legal expenses and any other out-of-pocket expenses, whether or not such tax were correctly or legally imposed or asserted by the relevant Government Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Agent shall be conclusive absent manifest error.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01. Notices.

Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed or sent by facsimile or electronic mail, as follows:

(a) if to the Borrower, to c/o of Oncor Electric Delivery Company LLC, 1616 Woodall Rodgers Fwy, Dallas, TX 75202, Attention: Treasurer (Facsimile No. (214) 486-7027), Electronic Mail: treasury@oncor.com;

(b) if to JPMorgan Chase, as Agent, Swingline Lender or as Fronting Bank, to JPMorgan Chase Bank, N.A., Attention: Leslie Hill, Loan and Agency Services Group, 1111 Fannin Street, 10th Floor, Houston, Texas 77002 (Facsimile No. (713) 427-6307), Electronic Mail: 12012443630@tls.ldsprod.com;

(c) If to Barclays, as a Fronting Bank, to Barclays, Letter of Credit Department, Attention: Letters of Credit / Dawn Townsend, 200 Park Avenue, New York, New York 10166 (Facsimile No. (212) 412-5011), Electronic Mail: Dawn.Townsend@barcap.com / XraLetterofCredit@barclayscapital.com;

(d) If to RBS, as a Fronting Bank, to RBS, Attention: Richard Emmich, 600 Washington Boulevard, Stamford, Connecticut 06901 (Facsimile No. (212) 401-1494), Electronic Mail: richard.emmich@rbs.com;

(e) If to Bank of America, as a Fronting Bank, to Bank of America, N.A., Attention: John Yzeik, 100 North Tryon Street, Charlotte, NC 28255 (Facsimile No. (800) 755-4186), Electronic Mail: john.p.yzeik@baml.com;

(f) if to Citibank, as a Fronting Bank, to Citibank, N.A., Attention: Zorijana Migliorini, 390 Greenwich Street, New York 10013, (Fascimile No. (646) 291-3258), Electronic Mail: zorijana.migliorini@citi.com; and

(g) if to a Lender, to it at its address (or facsimile number) set forth in the Register or in the Assignment and Assumption pursuant to which such Lender became a party hereto.

All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by facsimile or electronic mail to such party but only if received by the recipient during its normal business hours at the times prescribed hereunder (if any) as provided in this Section or in accordance with the latest unrevoked direction from such party given in accordance with this Section.

SECTION 8.02. Survival of Agreement.

All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the Credit Parties and shall survive the making by the Lenders, the Swingline Lender and the Fronting Banks of the Extensions of Credit regardless of any investigation made by the Lenders, the Swingline Lender or the Fronting Banks or on their behalf, and shall continue in full force and effect as long as there are any Outstanding Credits or any Fee or any other amount payable under this Agreement is outstanding and unpaid or the Commitments have not been terminated or any Letter of Credit is available to be drawn.

SECTION 8.03. Binding Effect.

This Agreement shall become effective when (i) it shall have been executed by the Borrower and the Agent and when the Agent shall have received copies hereof (via facsimile or otherwise) which, when taken together, bear the signature of each Lender, the Swingline Lender and the Fronting Banks and (ii) the other conditions precedent to effectiveness under Article IV-A shall have been satisfied, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower shall not have the right to assign any rights hereunder or any interest herein without the prior consent of all the Lenders and the Fronting Banks. Except as expressly modified pursuant to this Agreement, the obligations of the Borrower under the Prior Credit Agreement and of the Fronting Banks with respect to Letters of Credit outstanding immediately prior to the effectiveness of this Agreement shall remain in full force and effect upon the effectiveness of this Agreement. The Borrower and each Credit Party that is a party hereto expressly agree that the Collateral Agent is an intended third party beneficiary of this Agreement.

SECTION 8.04. Successors and Assigns.

(a) Successors and Assigns by Lenders Generally. No Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (e) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and/or the Loans at the time owing to it or contemporaneous assignments to related Approved Funds that equal at least the amount specified in subsection (b)(i)(B) of this Section in the aggregate or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B) in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, unless each of the Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed).

(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned.

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A) the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment, or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Agent within five Business Days after having received notice thereof;

(B) the consent of the Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments if such assignment is to a Person that is not a Lender with a Commitment, an Affiliate of such Lender or an Approved Fund with respect to such Lender;

and

(C) the consent of each Fronting Bank and the Swingline Lender shall be required for any assignment.

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; provided that the Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment.

(v) No Assignment to Certain Persons. No such assignment shall be made to (A) the Borrower or any of the Borrower’s Affiliates or Subsidiaries or (B) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (B).

(vi) No Assignment to Natural Persons. No such assignment shall be made to a natural Person.

(vii) Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably con-

sent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Agent, each Fronting Bank, the Swingline Lender and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Swingline Loans in accordance with its Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the provisions of this subsection, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.10, 2.15 and 8.05 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c) Register. The Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at one of its offices in New York City, New York a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Agent, sell participations to any Person (other than a natural Person or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Agent, the Fronting Banks, the Swingline Lender and Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under subsection (f) of Article VII with respect to any payments made by such Lender to its Participant(s).

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clauses (i) through (iv) of Section 8.08(b) that affects such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.15 and 8.05(b) (subject to the requirements and limitations therein, including the requirements under Section 2.15(g) (it being understood that the documentation required under Section 2.15(g) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section; provided that such Participant (A) agrees to be subject to the provisions of Sections 2.16 as if it were an assignee under subsection (b) of this Section; and (B) shall not be entitled to receive any greater payment under Sections 2.10 or 2.15, with respect to any participation, than its participating Lender would have been entitled to receive. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.16 with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 8.06 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.13 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Credit Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

(e) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central banking authority; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(f) Resignation of Fronting Banks. Subject to the appointment and acceptance of a successor Fronting Bank as provided below, any Fronting Bank may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right to appoint a successor Fronting Bank acceptable to the Borrower. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Fronting Bank gives notice of its resignation, then the retiring Fronting Bank may appoint a successor Fronting Bank, having a combined capital and surplus of at least $500,000,000 or an Affiliate of any such bank. Upon the acceptance of any appointment as Fronting Bank hereunder by a successor bank, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Fronting Bank and the retiring Fronting Bank shall be discharged from its duties and obligations hereunder. After a Fronting Bank’s resignation hereunder, the provisions of Sections 2.10, 2.15 and 8.05 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Fronting Bank.

SECTION 8.05. Expenses; Indemnity.

(a) The Borrower agrees to pay all reasonable and documented out-of-pocket expenses (including reasonable fees, charges and disbursements of one counsel to the Agent, the Collateral Agent, the Swingline Lender and the Fronting Banks, one local counsel and one regulatory counsel in each applicable jurisdiction and, in the event of an actual or potential conflict of interest, such additional counsel as the Agent, the Collateral Agent, the Swingline Lender or any Fronting Bank determines in good faith is necessary in light of such actual or potential conflict of interest) incurred by the Agent, the Collateral Agent, the Swingline Lender and the Fronting Banks in connection with the preparation, execution and delivery of this Agreement or in connection with any amendment, modification and waiver of the provisions hereof (whether or not the transactions contemplated thereby are consummated). The Borrower further agrees to pay all reasonable and documented out-of-pocket expenses (including reasonable fees, charges and disbursements of one counsel to the Credit Parties, one local counsel and one regulatory counsel in each applicable jurisdiction and, in the event of an actual or potential conflict of interest, such additional counsel as any Credit Party determines in good faith is necessary in light of such actual or potential conflict of interest) incurred by (i) any Credit Party in connection with the enforcement of rights under the Credit Documents and upon an Event of Default (including in respect of workouts and restructurings) and (ii) the Collateral Agent in connection with the preservation of, enforcement of rights with respect to and collection on the Collateral. In addition to the foregoing, the Borrower shall pay or reimburse the Fronting Bank that issued such Letter of Credit for such reasonable, normal and customary costs and expenses as are incurred or charged by such Fronting Bank in issuing, negotiating, effecting payment under, amending or otherwise administering such Letter of Credit.

(b) The Borrower agrees to indemnify each Lender, the Swingline Lender and each Fronting Bank against any loss, calculated in accordance with the next sentence, or reasonable expense that such Lender may sustain or incur as a consequence of (i) any failure by the Borrower to borrow or to Convert any Loan hereunder (including as a result of the Borrower’s failure to fulfill any of the applicable conditions set forth in Article IV) after notice of such borrowing or Conversion has been given pursuant to Section 2.03, (ii) any payment, prepayment or

Conversion of a Eurodollar Loan, or assignment of a Eurodollar Loan of the Borrower required by any other provision of this Agreement (including, without limitation, Section 2.16) or otherwise made or deemed made, on a date other than the last day of the Interest Period, if any, applicable thereto, (iii) any default in payment or prepayment of the principal amount of any Outstanding Credit or any part thereof or interest accrued thereon, as and when due and payable (at the due date thereof, whether by scheduled maturity, acceleration, irrevocable notice of prepayment (including any notice delivered pursuant to Section 2.09(a) and revoked pursuant to the last sentence of such Section) or otherwise) or (iv) the occurrence of any Event of Default, including, in each such case, any loss or reasonable expense sustained or incurred or to be sustained or incurred by such Lender in liquidating or employing deposits from third parties, or with respect to commitments made or obligations undertaken with third parties, to effect or maintain any Loan hereunder or any part thereof as a Eurodollar Loan. Such loss shall include an amount equal to the excess, if any, as reasonably determined by such Lender, of (x) its cost of obtaining the funds for the Loan being paid, prepaid, Converted or not borrowed (assumed to be the LIBO Rate for the period from the date of such payment, prepayment, refinancing or failure to borrow or refinance to the last day of the Interest Period for such Loan (or, in the case of a failure to borrow or Convert, the Interest Period for such Loan that would have commenced on the date of such failure) over (y) the amount of interest (as reasonably determined by such Lender) that would be realized by such Lender in reemploying the funds so paid, prepaid or not borrowed or Converted for such period or Interest Period, as the case may be.

(c) The Borrower agrees to indemnify the Agent, the Fronting Banks, the Swingline Lender, each Lender, each of their Affiliates and the directors, officers, partners, employees and agents of the foregoing (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all costs, losses, claims, damages, liabilities and related expenses, including reasonable fees and expenses of one counsel for all Indemnitees (unless in the good faith opinion of the Agent or such counsel, it would be inappropriate under applicable standards of legal professional conduct, due to an actual or potential conflict of interest, to have only one counsel), incurred by or asserted against any Indemnitee in connection with (i) the preparation, execution, delivery, enforcement, performance and administration of this Agreement and the other Credit Documents, (ii) the use of the proceeds of the Extensions of Credit or (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto, including any of the foregoing arising from the negligence, whether sole or concurrent, on the part of any Indemnitee. Notwithstanding the foregoing, such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (A) are determined by a final and non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or (B) result from any litigation not involving an act or omission of the Borrower brought by an Indemnitee against another Indemnitee (unless such litigation relates to claims against the Agent, acting in such capacity); provided, further, that the Borrower agrees that it will not, nor will it permit any Subsidiary to, without the prior written consent of each Indemnitee, settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification could be sought under the indemnification provisions of this subsection (c) (whether or not any Indemnitee is an actual or potential party to such claim, action, suit or proceeding), unless such settlement, compromise or consent does not include any statement as to an admission of fault, culpa-

bility or failure to act by or on behalf of any Indemnitee, does not involve any payment of money or other value by any Indemnitee or any injunctive relief or factual findings or stipulations binding on any Indemnitee and contains an unconditional release of each Indemnitee that could seek such indemnification under this subsection (c). It is understood that, with respect to any particular investigation, litigation or other proceeding subject to indemnification hereunder, the Borrower shall not be required to reimburse, or indemnify and hold harmless for, the reasonable and documented legal fees and expenses of more than one outside counsel (in addition to one local counsel and one regulatory counsel in each applicable jurisdiction) for all Indemnitees that are the subject of such investigation, litigation or other proceeding, unless representation of all such Indemnitees in such matter by a single counsel would be inappropriate due to the existence of an actual or potential conflict of interest, in which case the Borrower shall be required to reimburse, and indemnify and hold harmless for, the reasonable and documented legal fees and expenses of such additional counsel as any Indemnitee determines in good faith are necessary in light of such actual or potential conflict of interest.

(d) Without limiting the obligations of the Borrower under subsection (c) above, neither the Borrower nor any Indemnitee shall have any liability for any punitive, special, indirect or consequential damages resulting from this Agreement or any other Credit Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date). No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby, except to the extent that such damages have resulted from the willful misconduct, bad faith or gross negligence of any Indemnitee or any of its Related Parties (as determined by a final and non-appealable judgment of a court of competent jurisdiction).

(e) The provisions of this Section shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Outstanding Credits, the invalidity or unenforceability of any term or provision of this Agreement or any investigation made by or on behalf of the Agent, any Lender or any Fronting Bank. All amounts due under this Section shall be payable on written demand therefor.

(f) A certificate of any Lender, the Swingline Lender, any Fronting Bank or the Agent setting forth any amount or amounts that such Lender, the Swingline Lender, such Fronting Bank or such Agent is entitled to receive pursuant to subsection (b) above and containing an explanation in reasonable detail of the manner in which such amount or amounts shall have been determined shall be delivered to the Borrower and shall be conclusive absent manifest error.

SECTION 8.06. Right of Setoff.

If an Event of Default shall have occurred and be continuing, each Lender, the Swingline Lender and each Fronting Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other Indebtedness at any time owing by such Lender, the Swingline Lender or such Fronting Bank to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, the Swingline Lender or such Fronting Bank (as the case may be), irrespective of whether or not such Lender, the Swingline Lender or such Fronting Bank (as the case may be), shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender, the Swingline Lender and each Fronting Bank under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender, the Swingline Lender or such Fronting Bank may have.

SECTION 8.07. Applicable Law.

THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

SECTION 8.08. Waivers; Amendment and Releases.

(a) No failure or delay of the Agent, the Swingline Lender, any Fronting Bank or any Lender in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agent, the Swingline Lender, the Fronting Banks and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure therefrom shall in any event be effective unless the same shall be permitted by subsection (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrower or any Subsidiary in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders; provided, however, that no such agreement shall (i) decrease the principal amount of, or extend the maturity of or any scheduled principal payment date or date for the payment of any interest on, any Loan or reimbursement obligation in respect of a Letter of Credit or date for the payment of any Fee, or waive or excuse any such payment or any part thereof, or decrease the rate of interest on any Loan or any reimbursement obligation in respect of a Letter of Credit, without the prior written consent of each Lender affected thereby (other than waivers of the default rate of interest), (ii) increase the Commitment of any Lender or decrease any Fee payable to any Lender without the prior written consent of each Lender affected thereby (other than as set forth in Section 2.21(a) or Section 2.21(c) or the definition of Commitment Fee Percentage), (iii) amend or modify the provisions of Section 2.12, Section 2.13, Section 5.13, the provisions of this Section or the definition of the “Required Lenders”, or amend, modify or waive any condition set forth in Article IV-A, in each case, without the prior written consent of each Lender, (iv) amend or modify the provisions of Section 2.21 without the prior written consent of the Agent, the Swingline Lender, each Fronting Bank and the Required Lenders, (v) release all or substantially all of the Collateral under the Security Documents, in ei-

ther case without the prior written consent of each Lender or (v) change or waive any provision hereof relating to Swingline Loans (including the definition of “Swingline Commitment” or “Swingline Termination Date”), without the written consent of the Swingline Lender; provided further, however, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agent, the Swingline Lender or any Fronting Bank hereunder (including, without limitation under Section 2.21) without the prior written consent of the Agent, the Swingline Lender or the applicable Fronting Bank, as the case may be. Each Lender, the Swingline Lender and each Fronting Bank shall be bound by any waiver, amendment or modification authorized by this Section, and any consent by any Lender, the Agent, the Swingline Lender or any Fronting Bank pursuant to this Section shall bind any assignee of its rights and interests hereunder. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any waiver, amendment or modification hereunder, except that the consent of such Defaulting Lender shall be required for any waiver, amendment or modification that effects any change described in clause (i), (ii), (iii) or (v) of this subsection (b), in the case of clauses (i) and (ii) to the extent such Defaulting Lender is affected thereby.

(c) The Borrower or the Agent shall have the right to replace all, but not less than all, Non-Consenting Lenders (so long as all Non-Consenting Lenders are so replaced) with one or more Eligible Assignees so long as at the time of such replacement each such Eligible Assignee consents to the proposed change, waiver, discharge or termination. Each Lender agrees that, if Borrower or Agent elects to replace such Lender in accordance with this Section, it shall promptly execute and deliver to the Agent an Assignment and Assumption to evidence such sale and purchase; provided that the failure of any such Non-Consenting Lender to execute an Assignment and Assumption shall not render such sale and purchase (and the corresponding assignment) invalid and such assignment shall be recorded in the Register.

(d) The Lenders hereby irrevocably agree that the Liens granted to the Collateral Agent on any Collateral shall be automatically released (i) in full, upon the termination of this Agreement and the payment of all Obligations hereunder (except for Hedging Obligations in respect of any Secured Hedging Agreement and contingent indemnification obligations in respect of which a claim has not yet been made), (ii) upon the sale or other disposition of such Collateral (including as part of or in connection with any other sale or other disposition permitted hereunder) to any Person, to the extent such sale or other disposition is made in compliance with the terms of this Agreement (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by the Borrower upon its reasonable request without further inquiry), (iii) to the extent such Collateral is comprised of property leased to the Borrower, upon termination (in accordance with the terms of this Agreement) or expiration of such lease, (iv) if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders (or such other percentage of the Lenders whose consent may be required in accordance with this Section 8.08) and (v) as required to effect any sale or other disposition of Collateral in connection with any exercise of remedies of the Collateral Agent pursuant to the Security Documents. Any such release shall not in any manner discharge, affect or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Borrower or its Subsidiaries in respect of) all interests retained by the Borrower or its Subsidiaries, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Credit Documents. The

Lenders hereby authorize the Agent and the Collateral Agent, as applicable, to execute and deliver any instruments, documents, and agreements necessary or desirable to evidence and confirm the release of any Collateral pursuant to the foregoing provisions of this subsection, all without the further consent or joinder of any Lender. Any release of Collateral permitted by this Agreement or any of the Security Documents will be deemed not to impair the Liens created by the Security Documents in contravention thereof and any Person that is required to deliver an officer’s certificate or opinion of counsel pursuant to Section 314(d) of the Trust Indenture Act shall be entitled to rely upon the foregoing as a basis for delivery of such certificate or opinion.

SECTION 8.09. Resignation of Swingline Lender.

The Swingline Lender may resign as Swingline Lender upon 60 days’ prior written notice to the Agent, the Lenders and the Borrower. If the Swingline Lender shall resign, then the Borrower may appoint from among the Lenders a successor Swingline Lender, whereupon such successor Swingline Lender shall succeed to the rights, powers and duties of the replaced or resigning Swingline Lender under this Agreement and the other Credit Documents, and the term “Swingline Lender” shall mean such successor or such new Swingline Lender effective upon such appointment (it being understood that if no existing Lender elects to accept such appointment, then the Borrower may appoint another bank or financial institution of its choosing (which bank or financial institution shall be satisfactory to the Agent, in its reasonable discretion) as a successor Swingline Lender). The acceptance of any appointment as a Swingline Lender hereunder shall be evidenced by an agreement entered into by such successor, in a form satisfactory to the Borrower and the Agent. If the Swingline Lender resigns as Swingline Lender, it shall retain all rights of the Swingline Lender provided for hereunder with respect to Swingline Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Revolving Credit Loans and fund risk participations in outstanding Swingline Loans.

SECTION 8.10. Entire Agreement.

THIS WRITTEN AGREEMENT AND THE OTHER CREDIT DOCUMENTS REPRESENT THE FINAL AGREEMENT OF THE BORROWER, THE AGENT, THE FRONTING BANKS AND THE LENDERS WITH RESPECT TO THE SUBJECT MATTER HEREOF AND THEREOF AND (1) THERE ARE NO PROMISES, UNDERTAKINGS, REPRESENTATIONS OR WARRANTIES BY THE BORROWER, THE AGENT, THE COLLATERAL AGENT, ANY FRONTING BANKS OR ANY LENDER RELATIVE TO THE SUBJECT MATTER HEREOF AND THEREOF NOT EXPRESSLY SET FORTH OR REFERRED TO HEREIN OR THEREIN, (2) THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES AND (3) THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

SECTION 8.11. Severability.

In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 8.12. Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract, and shall become effective as provided in Section 8.03.

SECTION 8.13. Headings.

Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

SECTION 8.14. Interest Rate Limitation.

(a) Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges which are treated as interest under applicable law (collectively the “Charges”), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender or any Fronting Bank, shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by such Lender or such Fronting Bank (as the case may be) in accordance with applicable law, the rate of interest payable on the Outstanding Credits of such Lender or such Fronting Bank (as the case may be), together with all Charges payable to such Lender or such Fronting Bank (as the case may be), shall be limited to the Maximum Rate.

(b) If the amount of interest, together with all Charges, payable for the account of any Lender or any Fronting Bank in respect of any interest computation period is reduced pursuant to subsection (a) above and the amount of interest, together with all Charges, payable for such Lender’s or such Fronting Bank’s (as the case may be) account in respect of any subsequent interest computation period, would be less than the Maximum Rate, then the amount of interest, together with all Charges, payable for such Lender’s or such Fronting Bank’s (as the case may be) account in respect of such subsequent interest computation period shall, to the extent permitted by applicable law, be automatically increased to such Maximum Rate; provided that at no time shall the aggregate amount by which interest paid for the account of any Lender or any Fronting Bank has been increased pursuant to this subsection (b) exceed the aggregate amount by which interest, together with all Charges, paid for its account has theretofore been reduced pursuant to subsection (a) above.

SECTION 8.15. Jurisdiction; Venue.

(a) The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the

United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Subject to the foregoing and to subsection (b) below, nothing in this Agreement shall affect any right that any party hereto may otherwise have to bring any action or proceeding relating to this Agreement against any other party hereto in the courts of any jurisdiction.

(b) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or thereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any New York State court or Federal court of the United States of America sitting in New York City. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

SECTION 8.16. Confidentiality.

Each Credit Party shall hold all non-public information furnished by or on behalf of Holdings, the Borrower or any other Subsidiary of the Borrower in connection with such Credit Party’s evaluation of whether to become a Credit Party hereunder or obtained by such Credit Party pursuant to the requirements of this Agreement (“Confidential Information”), confidential in accordance with its customary procedure for handling confidential information of this nature and (in the case of a Lender that is a bank) in accordance with safe and sound banking practices and in any event may make disclosure as required or requested by any governmental, regulatory or self-regulatory agency or representative thereof or pursuant to legal process or Applicable Law or (a) to such Credit Party’s attorneys, professional advisors, independent auditors, trustees or Affiliates, (b) to any other Credit Party, (c) in connection with the exercise of any remedies under any Credit Document or any action or proceeding relating to any Credit Document or the enforcement of rights thereunder, (d) with the consent of the Borrower, (e) to the extent that such Confidential Information (x) becomes publicly available other than as a result of a breach of this provision, or (y) becomes available to any Credit Party or any of its affiliates on a nonconfidential basis from a source other than the Borrower and (f) to any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement, subject to customary confidentiality obligations on the part of such assignee or participant; provided that unless specifically prohibited by Applicable Law or court order, each Credit Party shall use commercially reasonable efforts to notify the Borrower of any request made to such Credit Party by any governmental, regulatory or self-regulatory agency or representative thereof (other than any such request in connection with a routine examination of the Lender by such governmental agency, regulator or agency) for disclosure of any such non-public information prior to disclosure of such information; and provided further that in no event shall any Credit Party be obligated or required to return any materials furnished by the Borrower or any other Subsidiary of the Borrower. Each Credit Party agrees that it will not provide to prospective transferees or to any pledgee referred to in Section 8.04 or to prospective direct or indirect contractual counterparties to any swap agreements or derivative transactions to be entered into in connection with or relating to Loans made hereunder any of the Confidential Information unless such Person is advised of and agrees to be bound by the provisions of this Section 8.16 or confidentiality provisions at least as restrictive as those set forth in this Section 8.16.

SECTION 8.17. Electronic Communications.

(a) The Borrower hereby agrees that it will provide to the Agent all information, documents and other materials that it is obligated to furnish to the Agent pursuant to Section 5.03 (collectively, the “Communications”) by delivering the Communications in accordance with the last paragraph of Section 5.03 or by transmitting the Communications in Microsoft Word, Adobe Portable Document Format (PDF) or other electronic/soft medium format that is reasonably acceptable to the Agent to Agent’s Loan and Agency Services Group at 12012443630@tls.ldsprod.com or faxing the Communications to (713) 427-6307, or to such other addressee as the Agent may notify the Borrower from time to time. In addition, the Borrower agrees to continue to provide the Communications to the Agent in the manner otherwise specified in this Agreement, but only to the extent reasonably requested by the Agent.

(b) The Agent agrees that the receipt of the Communications by the Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Agent for purposes of this Agreement. Each Lender and Fronting Bank agrees to notify the Agent in writing (including by electronic communication) from time to time of such Lender’s or Fronting Bank’s e-mail address to which the foregoing notice may be sent by electronic transmission and that the foregoing notice may be sent to such e-mail address.

(c) Nothing herein shall prejudice the right of the Agent or any Lender or Fronting Bank to give any notice or other communication pursuant to this Agreement in any other manner specified in this Agreement.

(d) The Borrower further agrees that the Agent may make the Communications available to the Lenders by posting the Communications on Intralinks or a substantially similar electronic transmission system (the “Platform”), so long as the access to such Platform is limited (i) to the Agent, the Fronting Banks, the Lenders or any bonafide potential transferee or assignee thereof, including any Participant, and (ii) remains subject the confidentiality requirements set forth in Section 8.16.

(e) THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTY IN CONNECTION WITH THE

COMMUNICATIONS OR THE PLATFORM. In no event shall the Agent or its Related Parties (collectively, the “Agent Parties” and each an “Agent Party”) have any liability to the Borrower, any Lender, any Fronting Bank or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Agent’s transmission of Communications through the internet, except to the extent the liability of any Agent Party resulted from such Agent Party’s (or any of its Related Parties’ (other than trustees or advisors)) gross negligence, bad faith or willful misconduct or material breach of the Credit Documents (as determined in a final non-appealable judgment of a court of competent jurisdiction).

EACH LENDER ACKNOWLEDGES THAT COMMUNICATIONS FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING THE BORROWER, ANY OF ITS SUBSIDIARIES AND THEIR RESPECTIVE RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION AND ALL CONFIDENTIAL INFORMATION IN COMPLIANCE WITH SECTION 8.16 AND IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY BORROWER OR THE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT ANY OF THE BORROWER, ANY OF ITS SUBSIDIARIES AND THEIR RESPECTIVE RELATED PARTIES OR THEIR RESPECTIVE SECURITIES. ACCORDINGLY, EACH LENDER HAS IDENTIFIED TO THE AGENT A CREDIT CONTACT WHO MAY RECEIVE CONFIDENTIAL INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW AND WILL COMPLY WITH SECTION 8.16.

SECTION 8.18. Acknowledgements.

The Borrower hereby acknowledges that:

(a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Credit Documents;

(b) (i) the credit facility provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Credit Document) are an arm’s-length commercial transaction between the Borrower, on the one hand, and the Credit Parties on the other hand, and the Borrower is capable of evaluating and understanding and under-

stand and accept the terms, risks and conditions of the transactions contemplated hereby and by the other Credit Documents (including any amendment, waiver or other modification hereof or thereof); (ii) in connection with the process leading to such transaction, each Credit Party is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary for the Borrower or any of its Affiliates, stockholders, creditors or employees or any other Person; (iii) none of the Credit Parties has assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Borrower with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Credit Document (irrespective of whether such Credit Party has advised or is currently advising the Borrower or its Affiliates on other matters) and no Credit Party has any obligation to the Borrower or its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Credit Documents; (iv) the Credit Parties and each of their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and none of the Credit Parties has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) none of the Credit Parties has provided and none will provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Credit Document) and the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate. The Borrower agrees not to claim that any Credit Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with the transactions contemplated hereby or the process leading hereto.

(c) no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Credit Parties or between the Borrower, on the one hand, and any Credit Party, on the other hand.

SECTION 8.19. WAIVERS OF JURY TRIAL.

THE BORROWER AND EACH CREDIT PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

SECTION 8.20. USA PATRIOT Act.

Each Lender hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act.

SECTION 8.21. Separateness of the Borrower from EFH and its Subsidiaries.

Each Credit Party acknowledges and affirms that (i) it has advanced funds to or extended credit on behalf of the Borrower in reliance upon the separateness of the Holdings and its Subsidiaries (including the Borrower) from EFH and its Subsidiaries (other than Holdings and its Subsidiaries) and any other Persons and (ii) the Borrower and its Subsidiaries have assets and liabilities that are separate from those of EFH and its Subsidiaries (other than Holdings and its Subsidiaries) and any other Persons.

[Signatures To Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ONCOR ELECTRIC DELIVERY COMPANY LLC

By	/s/ John M. Casey
Name: John M. Casey Title: Vice President - Treasurer

Oncor Electric – Credit Agreement

JPMORGAN CHASE BANK, N.A., as Agent, Swingline Lender, a Fronting Bank and a Lender

By	/s/ Peter Christensen
Name: Peter Christensen Title: Vice President

Oncor Electric – Credit Agreement

Barclays Bank PLC, as a Fronting Bank and a Lender

By	/s/ Ann E. Sutton
Name: Ann E. Sutton Title: Director

Oncor Electric – Credit Agreement

The Royal Bank of Scotland plc, as a Fronting Bank and a Lender

By	/s/ Emily Freedman
Name: Emily Freedman Title: Vice President

Oncor Electric – Credit Agreement

Bank of America, N.A., as a Fronting Bank and a Lender

By	/s/ Mike Mason
Name: Mike Mason Title: Director

Oncor Electric – Credit Agreement

Citibank, N.A., as a Fronting Bank and a Lender

By	/s/ Anita J. Brickell
Name: Anita J. Brickell
Title: Vice President

Oncor Electric – Credit Agreement

CREDIT SUISSE AG, CAYMAN ISLAND BRANCH, as a Lender

By	/s/ Alain Daoust
Name: Alain Daoust
Title: Director

By	/s/ Kevin Buddhdew
Name: Kevin Buddhdew
Title: Associate

Oncor Electric – Credit Agreement

Morgan Stanley Bank, N.A., as a Lender

By	/s/ Subhalakshmi Ghosh-Kohli
Name:	Subhalakshmi Ghosh-Kohli
Title:	Authorized Signatory

Oncor Electric – Credit Agreement

Royal Bank of Canada, as a Lender

By	/s/ Thomas Casey
Name: Thomas Casey
Title: Authorized Signatory

Oncor Electric – Credit Agreement

Union Bank, N.A., as a Lender

By	/s/ Peter Samboul
Name: Peter Samboul
Title: Assistant Vice President

Oncor Electric – Credit Agreement

U.S. BANK NATIONAL ASSOCIATION, as a Lender

By	/s/ Shawn O’Hara
Name: Shawn O’Hara
Title: Senior Vice President

Oncor Electric – Credit Agreement

Wells FargoBank, National Association, as a Lender

By	/s/ Shawn Young
Name: Shawn Young
Title: Director

Oncor Electric – Credit Agreement

The Bank of New York Mellon, as a Lender

By	/s/ Hussam S. Alsahlani
Name: Hussam S. Alsahlani
Title: Vice President

Oncor Electric – Credit Agreement

CIBC Inc., as a Lender

By	/s/ Robert W. Casey, Jr.
Name: Robert W. Casey, Jr.
Title: Executive Director

By	/s/ Josh Hogarth
Name: Josh Hogarth
Title: Director

Oncor Electric – Credit Agreement

Comerica Bank, as a Lender

By	/s/ Vontoba Terry
Name: Vontoba Terry
Title: Corporate Banking Officer

Oncor Electric – Credit Agreement

PNC Bank, National Association, as a Lender

By	/s/ M. Colin Warman
Name: M. Colin Warman
Title: Assistant Vice President

Oncor Electric – Credit Agreement

The Northern Trust Company, as a Lender

By	/s/ Morgan A. Lyons
Name: Morgan A. Lyons
Title: Senior Vice President

Oncor Electric – Credit Agreement

Mega International Commercial Bank Co. Ltd., Silicon Valley Branch, as a Lender

By	/s/ Yuan-HSI Lin
Name: Yuan-HSI Lin
Title: SVP & General Manager

Oncor Electric – Credit Agreement

Taiwan Cooperative Bank, Seattle Branch, Seattle, Washington, as a Lender

By	/s/ Ming-Chih Chen
Name: Ming-Chih Chen
Title: VP and General Manager

Oncor Electric – Credit Agreement

EXHIBIT A

FORM OF ASSIGNMENT AND ASSUMPTION

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [the][each]2 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]3 Assignee identified in item 2 below ([the][each, an] “Assignee”). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]4 hereunder are several and not joint.]5 Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by [the][each] Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities), and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor.

[2]

For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language. If the assignment is from multiple Assignors, choose the second bracketed language.

[3]

For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language. If the assignment is to multiple Assignees, choose the second bracketed language.

[4]	Select as appropriate.
[5]	Include bracketed language if there are either multiple Assignors or multiple Assignees.

1. Assignor[s]:

[Assignor [is] [is not] a Defaulting Lender]

2. Assignee[s]:

[for each Assignee, indicate [Affiliate][Approved Fund] of [identify Lender]

3. Borrower(s):	Oncor Electric Delivery Company LLC

4. Administrative Agent:	JPMorgan Chase Bank, N.A., as the administrative agent under the Credit Agreement

5. Credit Agreement:	Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011, among Oncor Electric Delivery Company LLC, the Lenders parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other banks and financial institutions parties thereto

6. Assigned Interest[s]:

Assignor[s][6]	Assignee[s][7]	Facility Assigned[8]	Aggregate Amount of Commitment/Loans for all Lenders[9]	Amount of Commitment/Loans Assigned[8]	Percentage Assigned of Commitment/Loans[10]		CUSIP Number
			$	$		%
			$	$		%
			$	$		%

[7. Trade Date:	][11]

[Page break]

[6]	List each Assignor, as appropriate.
[7]	List each Assignee, as appropriate.
[8]	Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g., “Revolving Credit Commitment”, etc.)
[9]	Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.
[10]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.
[11]	To be completed if the Assignor(s) and the Assignee(s) intend that the minimum assignment amount is to be determined as of the Trade Date.

Effective Date:                            , 20     [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR[S][12]

[NAME OF ASSIGNOR]

By:
Title:

[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE[S][13]

[NAME OF ASSIGNEE]

By:
Title:

[NAME OF ASSIGNEE]

By:
Title:

[Consented to and]14 Accepted:

[NAME OF ADMINISTRATIVE AGENT], as Administrative Agent

By:
Title:

[12]	Add additional signature blocks as needed. Include both Fund/Pension Plan and manager making the trade (if applicable).
[13]	Add additional signature blocks as needed. Include both Fund/Pension Plan and manager making the trade (if applicable).
[14]	To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

Consented to:

[NAME OF SWINGLINE LENDER]

By:
Title:

Consented to:

[NAME OF FRONTING BANK][15]

By:
Title:

[Consented to:

ONCOR ELECTRIC DELIVERY COMPANY LLC

By:
Title:][16]

[15]	Insert signature block for each Fronting Bank.
[16]	To be added only if the consent of the Borrower is required by the terms of the Credit Agreement.

ANNEX 1

[                                                 ]17

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor[s]. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is [not] a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Credit Document, or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Credit Document.

1.2. Assignee[s]. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an assignee under Section 8.04(b)(iii), (v) and (vi) of the Credit Agreement (subject to such consents, if any, as may be required under Section 8.04(b)(iii) of the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 5.03 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, and (vii) attached to the Assignment

[17]	Describe Credit Agreement at option of Administrative Agent.

and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.18 Notwithstanding the foregoing, the Administrative Agent shall make all payments of interest, fees or other amounts paid or payable in kind from and after the Effective Date to [the][the relevant] Assignee.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

[18]	The Administrative Agent should consider whether this method conforms to its systems. In some circumstances, the following alternative language may be appropriate:

“From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor[s] and the Assignee[s] shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.”

EXHIBIT B-1

FORM OF BORROWING REQUEST

BORROWING REQUEST

[Date]

JPMorgan Chase Bank, N.A.

  as agent for the Lenders referred to below

Loan and Agency Services Group

1111 Fannin, 10th Floor

Houston, TX 77002

Attention:	Leslie Hill
Facsimile:	713-427-6307

Ladies and Gentlemen:

The undersigned, Oncor Electric Delivery Company LLC (the “Borrower”), refers to the Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011 (as it may hereafter be amended, modified, extended or restated from time to time, the “Agreement”), among the Borrower, the lenders party thereto (the “Lenders”), JPMorgan Chase Bank, N.A., as agent for the Lenders and the Fronting Banks and the Swingline Lender parties thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Agreement. The Borrower hereby gives you notice pursuant to Section 2.03(a) of the Agreement that it requests a Borrowing under the Agreement, and in that connection sets forth below the terms on which such Borrowing is requested to be made:

(A) Date of Borrowing (which is a Business Day)
(B) Principal amount of Borrowing[1]
(C) Interest rate basis[2]
(D) Interest Period and the last day thereof[3]

1	Not less than $10,000,000 (and in integral multiples of $1,000,000) or greater than the Total Commitment then available.
2	Eurodollar Loan or ABR Loan.
3	Which shall be subject to the definition of “Interest Period” and end not later than the applicable Commitment Termination Date.

B-1-1

The undersigned also certifies that the representations and warranties of the Borrower set forth in Article III of the Agreement and in the other Credit Documents are true and correct in all material respects (without duplication of any materiality qualifications otherwise set forth in such representations and warranties) on and as of the date hereof with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date. 4

The undersigned also certifies that at the time of and immediately after this Extension of Credit, no Default or Event of Default has occurred and is continuing at the time hereof or would result from the making of this Extension of Credit.

Upon acceptance of any or all of the Loans made by the Lenders in response to this request, the Borrower shall be deemed to have represented and warranted that the applicable conditions to lending specified in Article IV-B of the Agreement have been satisfied.

Very truly yours,

ONCOR ELECTRIC DELIVERY COMPANY LLC

By:
Name:
Title:

4	Notwithstanding the foregoing, the representations and warranties set forth in Sections 3.05(b) and 3.06 shall not be required to be made by the Borrower, if, at the time of such Extension of Credit, the Applicable Rating Level is at Level 1, 2, 3 or 4.

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EXHIBIT B-2

FORM OF CONVERSION NOTICE

CONVERSION NOTICE

[Date]

JPMorgan Chase Bank, N.A.

  as agent for the Lenders referred to below

Loan and Agency Services Group

1111 Fannin, 10th Floor

Houston, TX 77002

Attention:	Leslie Hill
Facsimile:	713-427-6307

Ladies and Gentlemen:

The undersigned, Oncor Electric Delivery Company LLC (the “Borrower”), refers to the Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011 (as it may hereafter be amended, modified, extended or restated from time to time, the “Agreement”), among the Borrower, the lenders party thereto (the “Lenders”), JPMorgan Chase Bank, N.A., as agent for the Lenders and the Fronting Banks and the Swingline Lender parties thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Agreement. The Borrower hereby gives you notice pursuant to Section 2.03(b) of the Agreement that it requests a Conversion under the Agreement, and in that connection sets forth below the terms on which such Conversion is requested to be made:

(A) Date of Conversion (which is a Business Day)
(B) Principal amount of Loans to be Converted[1]
(C) Interest rate basis prior to Conversion[2]
(D) Interest rate basis after Conversion[2]
(E) Interest Period and the last day thereof[3]

1	Not less than $10,000,000 (and in integral multiples of $1,000,000) or greater than the Total Commitment then available.
2	Eurodollar Loan or ABR Loan.
3	Which shall be subject to the definition of “Interest Period” and end not later than the applicable Commitment Termination Date.

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The undersigned also certifies that at the time of and immediately after giving effect to this Conversion, no Event of Default has occurred and is continuing or would result from this Conversion. 4

Very truly yours,

ONCOR ELECTRIC DELIVERY COMPANY LLC

By:
Name:
Title:

4	This certification is required to be made only for any request to Convert Loans to Eurodollar Loans.

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EXHIBIT C

FORM OF REQUEST FOR ISSUANCE

REQUEST FOR ISSUANCE

[Date]

JPMorgan Chase Bank, N.A.

  as agent for the Lenders referred to below

Loan and Agency Services Group

1111 Fannin, 10th Floor

Houston, TX 77002

Attention:	Leslie Hill
Facsimile:	713-427-6307

[NAME AND ADDRESS OF

FRONTING BANK]

Ladies and Gentlemen:

The undersigned, Oncor Electric Delivery Company LLC (the “Borrower”), refers to the Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011 (as it may hereafter be amended, modified, extended or restated from time to time, the “Agreement”), among the Borrower, the lenders party thereto (the “Lenders”), JPMorgan Chase Bank, N.A., as agent for the Lenders and the Fronting Banks and the Swingline Lender parties thereto, and hereby gives you notice, irrevocably, pursuant to Section 2.17(a) of the Agreement, that the undersigned hereby requests the issuance of a Letter of Credit, and in connection therewith sets forth below the terms on which such Letter of Credit is to be issued:

(i)	the Fronting Bank for such Letter of Credit is (the “Fronting Bank”); and

(ii)	the requested date of issuance (which is a Business Day) is ;[1] and

(iii)	the expiration date (which shall be not later than the earlier of (x) 12 months after its date of issuance (or such longer period of time as may be agreed by the applicable Fronting Bank) and (y) the Fronting Bank Termination Date of the Fronting Bank) of the Letter of Credit requested hereby is ;[2] and

(iv)	the proposed stated amount of the Letter of Credit requested hereby is $ ;[3] and

[1]	If the Request for Issuance is a request for extension of the stated maturity of a Letter of Credit or a modification or amendment of the terms thereof, set forth the date of effectiveness of such extension, modification or amendment.

[2]	Modify request as appropriate if used in connection with the extension, modification or amendment of a Letter of Credit.

[3]	The proposed stated amount shall be not less than $1,000,000, unless otherwise agreed to by the Fronting Bank.

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(v)	the beneficiary of the Letter of Credit requested hereby is , with an address at ; and

(vi)	the conditions under which a drawing may be made under such Letter of Credit are as follows: ,

(vii)	attached hereto is a duly completed application for such [issuance][modification][4] in the form required by the Fronting Bank; and

(viii)	attached hereto is a consent of the beneficiary of the Letter of Credit to the modification of the Letter of Credit hereby requested.[5]

Upon the issuance of the Letter of Credit by the Fronting Bank in response to this request that increases the Outstanding Credits, the Borrower shall be deemed to have represented and warranted that the conditions to an issuance of a Letter of Credit (if applicable) that are specified in Article IV-B of the Agreement have been satisfied.

Very truly yours,

ONCOR ELECTRIC DELIVERY COMPANY LLC

By:
Name:
Title: [Financial Officer]

[4]	Modify for issuance or modification, per the Fronting Bank’s requirements.

[5]	Include only if the Request for Issuance relates to an amendment or modification of a Letter of Credit.

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EXHIBIT D

FORM OF PREPAYMENT NOTICE

PREPAYMENT NOTICE

[Date]

JPMorgan Chase Bank, N.A.

  as agent for the Lenders referred to below

Loan and Agency Services Group

1111 Fannin, 10th Floor

Houston, TX 77002

Attention:	Leslie Hill
Facsimile:	713-427-6307

Ladies and Gentlemen:

The undersigned, Oncor Electric Delivery Company LLC (the “Borrower”), refers to the Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011 (as it may hereafter be amended, modified, extended or restated from time to time, the “Agreement”), among the Borrower, the lenders party thereto (the “Lenders”), JPMorgan Chase Bank, N.A., as agent for the Lenders and the Fronting Banks and the Swingline Lender parties thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Agreement. The Borrower hereby gives you notice of prepayment pursuant to Section 2.09 of the Agreement and acknowledges that such prepayment will be accompanied by accrued interest on the principal amount being prepaid to the date of prepayment.

(A)	Interest rate basis[1] of Borrowings to be prepaid (in whole or in part)

(B)	Principal amount to be prepaid[2]

(C)	Date of prepayment (which is a Business Day)

1	Eurodollar Loan or ABR Loan.
2	If a partial prepayment, not less than $5,000,000 and in integral multiples of $1,000,000.

D-1

Very truly yours,

ONCOR ELECTRIC DELIVERY COMPANY LLC

By:
Name:
Treasurer:

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EXHIBIT E-1

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Not Partnerships

For U.S. Federal Income Tax Purposes)

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Oncor Electric Delivery Company LLC, JPMorgan Chase Bank, N.A., as the administrative agent (the “Administrative Agent”), and each lender from time to time party thereto.

Pursuant to the provisions of Section 2.15(g) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any promissory note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER]

By:
Name:
Title:

Date:                    , 20[    ]

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EXHIBIT E-2

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Not Partnerships

For U.S. Federal Income Tax Purposes)

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Oncor Electric Delivery Company LLC, JPMorgan Chase Bank, N.A., as the administrative agent (the “Administrative Agent”), and each lender from time to time party thereto.

Pursuant to the provisions of Section 2.15(g) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code].

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date:                  , 20[    ]

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EXHIBIT E-3

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Partnerships

For U.S. Federal Income Tax Purposes)

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Oncor Electric Delivery Company LLC, JPMorgan Chase Bank, N.A., as the administrative agent (the “Administrative Agent”), and each lender from time to time party thereto.

Pursuant to the provisions of Section 2.15(g) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date:                  , 20[    ]

E-3-1

EXHIBIT E-4

FORM OF U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Partnerships

For U.S. Federal Income Tax Purposes)

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Oncor Electric Delivery Company LLC, JPMorgan Chase Bank, N.A., as the administrative agent (the “Administrative Agent”), and each lender from time to time party thereto.

Pursuant to the provisions of Section 2.15(g) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any promissory note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any promissory note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Credit Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

E-4-1

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER]

By:
Name:
Title:

Date:                  , 20[    ]

E-4-2

EXHIBIT F-1

FORM OF OPINION OF

SPECIAL NEW YORK COUNSEL TO THE BORROWER

FORM OF OPINION OF SPECIAL NEW YORK COUNSEL TO THE BORROWER

[DATE]

Each of the Addressees Listed in

the Attached Schedule I

Re:	$2,000,000,000 Amended and Restated Revolving Credit Agreement

Ladies and Gentlemen:

We have acted as special New York and Texas counsel to Oncor Electric Delivery Company LLC, a limited liability company organized under the laws of the State of Delaware (the “Company”), in connection with the transactions contemplated by that certain Amended and Restated Revolving Credit Agreement dated as of the date hereof (the “Credit Agreement”), among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders named therein. This opinion letter is furnished to you pursuant to Section 4.03(i) of the Credit Agreement. Unless otherwise defined in the body of this opinion letter, capitalized terms used herein shall have the meanings assigned to such terms in the Credit Agreement.

In rendering the opinions set forth below, we have reviewed the following documents and instruments:

(i) an execution copy of the Credit Agreement;

(ii) copies of executed promissory notes dated as of the date hereof payable to each of (A) The Northern Trust Company, (B) PNC Bank, National Association, (C) Wells Fargo Bank, National Association, and (D) Mega International Commercial Bank Co., Ltd., issued pursuant to the Credit Agreement (collectively, the “Notes”);

(iii) an executed copy of the Deed of Trust, Security Agreement and Fixture Filing dated as of May 15, 2008, executed by the Company in favor of The Bank of New York Mellon Trust Company, N.A., as Collateral Agent and Trustee (the “Collateral Agent”), covering real property and fixtures in Texas, as amended by the First Amendment to Deed of Trust, Security Agreement and Fixture Filing dated as of March 2, 2009 and by the Second Amendment to Deed of Trust, Security Agreement and Fixture Filing dated as of September 3, 2010 (as so amended, the “Deed of Trust”);

(iv) executed copies of the Notices of Utility Security Instruments (the “USI Notices”) recorded pursuant to Section 35.07 of the Texas Business and Commerce Code (the “Code”), as it has been recodified under Section 261.011 of the Code, with the county clerk of each of the counties in the State of Texas listed on Schedule II hereto (the “Counties”);

F-1-1

(v) copies of each of the agreements listed in Part A of Schedule III hereto (“Applicable Contracts”); and

(vi) copies of the Company’s constitutive documents listed on Schedule IV hereto (the “Organizational Documents”).

The Credit Agreement and the Notes are referred to herein collectively as the “Credit Documents”. The documents listed in clauses (i) through (iii) above are referred to herein as the “Opinion Documents”. Additionally, in rendering the opinions set forth below, we have reviewed such other records, certificates and documents as we have deemed appropriate for the purposes of such opinions. As to any facts material to our opinion, we have made no independent investigation of such facts and have relied, to the extent that we deem such reliance proper, upon statements of public officials and officers or other representatives of the Company and on the representations and warranties relating to factual matters set forth in the Opinion Documents. Unless otherwise indicated, the term “Mortgaged Property” has the meaning assigned to such term in the Deed of Trust.

In rendering the opinions expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies, which assumptions we have not independently verified. In addition, with your permission and without independent investigation, we have made the following assumptions:

(i) Each party to the Opinion Documents (each such party, a “Transaction Party”) is a corporation, partnership, limited liability company or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization (except that we have not made such assumption with respect to the Company);

(ii) Each Transaction Party has or had at the time of execution of the Opinion Documents full power and authority (corporate, partnership, limited liability company or otherwise) to execute, deliver and perform its obligations under the Opinion Documents to which it is a party (except that we have not made such assumption with regard to the execution, delivery and performance of the Credit Documents by the Company);

(iii) Each Opinion Document has been duly executed and delivered by each Transaction Party that is a party thereto (except that we have not made such assumption with regard to the execution and delivery of the Credit Documents by the Company);

(iv) The execution, delivery and performance by each Transaction Party of the Opinion Documents to which it is a party have been duly authorized by all necessary entity action (corporate, partnership, limited liability company or otherwise) and do not contravene the constituent documents of such Transaction Party (except that we have not (A) made such assumptions with regard to the execution, delivery and performance of the Credit Documents by the Company, as to which we express our opinions in paragraphs 2 and 6 below, or (B) assumed non-contravention of the Company’s constituent documents with regard to its performance of the Deed of Trust, as to which we express our opinion in paragraph 6 below);

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(v) The execution, delivery and performance by each Transaction Party of the Opinion Documents to which it is a party do not conflict with or result in the breach of any document or instrument binding on it (except that in the case of the execution, delivery and performance of the Credit Documents by the Company and the performance by the Company of the Deed of Trust we have not made such assumption with respect to Applicable Contracts or the Organizational Documents, as to which we express our opinions in paragraph 6 below);

(vi) The execution, delivery and performance by each Transaction Party of the Opinion Documents to which it is a party do not contravene any provision of any law, rule, regulation, order, validation, writ, judgment, injunction, decree, determination or award applicable to any of them (except that in the case of the execution and delivery of the Credit Documents by the Company and the performance of the Opinion Documents by the Company we have not made such assumption with respect to Applicable Laws (as defined in paragraph 6 below) and Applicable Orders (as defined in paragraph 6 below), in each case as to which we express our opinion in paragraph 6 below);

(vii) No authorization, approval, consent, order, validation, license, franchise, permit or other action by, and no notice to or filing, recording or registration with, any Governmental Authority or any other third party is required for the due execution, delivery and performance by each Transaction Party of the Opinion Documents to which it is a party that has not been duly obtained or made and that is not in full force and effect (except that in the case of the execution and delivery of the Credit Documents by the Company and the performance of the Opinion Documents by the Company we have not made such assumption with respect to Governmental Approvals (as defined in paragraph 7 below) required to be obtained or taken by the Company, as to which we express our opinion in paragraph 7 below);

(viii) The Opinion Documents constitute the valid, binding and enforceable obligations of each party thereto (except that we have not made such assumption as to the Company with respect to the Opinion Documents, as to which we express our opinions in paragraphs 4 and 5 below); and

(ix) The laws of any jurisdiction other than the laws that are the subject of this opinion letter do not affect the terms of the Opinion Documents or the opinions rendered herein.

As and to the extent that the Deed of Trust secures the obligations incurred under the Applicable Contracts, we have assumed (i) that each party (each, an “Indenture Document Party,” and collectively, “Indenture Document Parties”) to the Applicable Contracts has full entity power and authority to execute, deliver and perform its obligations under the Applicable Contracts, (ii) that the Applicable Contracts have been duly executed and delivered by each Indenture Document Party party thereto, (iii) that the execution, delivery and performance by each Indenture Document Party of the Applicable Contracts have been duly authorized by all necessary entity

F-1-3

action (corporate, partnership, limited liability company or otherwise) and do not contravene the bylaws or other constituent documents of any Indenture Document Party, (iv) that the execution, delivery and performance of by each Indenture Document Party of the Applicable Contracts do not conflict with or result in the breach of any document or instrument binding on it, (v) that the execution, delivery and performance by each Indenture Document Party of the Applicable Contracts do not contravene any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to such Indenture Document Party, (vi) that no authorization, approval, consent, order, license, franchise, permit or other action by, and no notice to or filing with, any Governmental Authority or any other third party is required for the due execution, delivery and performance by each Indenture Document Party that has not been duly obtained or made and that is not in full force and effect, and (vii) that each Applicable Contract constitutes a valid and binding obligation of each Indenture Document Party, enforceable against such Indenture Document Party under the law of the jurisdiction chosen to govern such Applicable Contract.

Based upon the foregoing, and subject to the assumptions, qualifications, exceptions and limitations set forth herein, it is our opinion that:

1.	The Company is a limited liability company validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified to do business in, and is in good standing as a foreign limited liability company under, the laws of the State of Texas.

2.	The Company has the limited liability company power and authority to execute and deliver the Credit Documents and to perform its obligations thereunder. The execution and delivery by the Company of each Credit Document and the performance by the Company of its obligations thereunder have been duly authorized by all requisite limited liability company action on the part of the Company.

3.	Each Credit Document has been duly executed and delivered by the Company.

4.	Each Credit Document constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

5.	The Deed of Trust constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

6.	The execution and delivery by the Company of each Credit Document do not, and the performance by the Company of its obligations under each Opinion Document will not: (a) violate the Organizational Documents; (b) result in any violation by the Company of any Applicable Laws (as defined below); (c) breach or result in a default under any Applicable Contract; or (d) result in any violation of any order listed in Part B of Schedule III hereto (“Applicable Orders”).

As used herein, “Applicable Laws” means those laws of the State of New York, the State of Texas and the United States of America and the rules and regulations adopted thereunder (including the ERCOT Protocols) that, in our experience, are normally applicable to transactions of the type contemplated by the Opinion Documents, including,

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without limitation, Title 2 of the Texas Utilities Code and the rules and regulations adopted thereunder (herein collectively referred to as the “Texas Electric Utilities Laws”). Furthermore, the term “Applicable Laws” does not include, and we express no opinion with regard to (a) any state or federal laws, rules or regulations relating to: (i) pollution or protection of the environment; (ii) zoning, land use, building or construction; (iii) occupational, safety and health or other similar matters; (iv) labor and employee rights and benefits, including, without limitation, the Employee Retirement Income Security Act of 1974, as amended; (v) except as to the Texas Electric Utilities Laws and the Federal Power Act, the regulation of utilities (including without limitation, the Public Utility Holding Company Act of 2005 and the Public Utility Regulatory Policies Act of 1978, as amended); (vi) antitrust and trade regulation; (vii) tax; (viii) except as specifically set forth in paragraphs 8 and 9 below, securities; (ix) corrupt practices, including, without limitation, the Foreign Corrupt Practices Act of 1977; (x) copyrights, patents and trademarks; and (xi) communication, telecommunication or similar matters; and (b) any laws, rules or regulations of any county, municipality or similar political subdivision or any agency or instrumentality thereof.

7.	No Governmental Approval (as defined below) that has not been obtained or taken and is not in full force and effect, is required to be obtained or taken by the Company to authorize, or is required in connection with, the execution and delivery by the Company of each Credit Document or the performance by the Company of its obligations under each Opinion Document except Governmental Approvals not required to consummate the transactions occurring on the date hereof but required to be obtained or made after the date of this opinion letter to enable the Company to comply with requirements of Applicable Law including those required to maintain existence and good standing of the Company.

As used herein, “Governmental Approvals” means any consent, approval, license or authorization of, or filing, recording or registration with, any Governmental Authority pursuant to any Applicable Laws (as defined in paragraph 6 above).

8.	The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

9.	Assuming that the Company will comply with the provisions of the Credit Agreement relating to the use of proceeds, the execution and delivery of the Credit Agreement by the Company and the making of the Loans thereunder and the application of the proceeds thereof do not violate Regulation U or X of the Board of Governors of the Federal Reserve System.

10.

Because the Company is engaged in the State of Texas in the transmitting of electric power, the Company is a “utility” within the meaning of Section 261.001(a)(1) of the Code, and the Deed of Trust constitutes a “utility security instrument” within the meaning of Section 261.001(a)(2) of the Code (herein referred to as a “Utility Security Instrument”). The security interest in favor of the Collateral Agent in that portion of the Mortgaged Property (i) in which a security interest may be perfected by filing

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under Chapter 9 of the Code and (ii) that is located in the State of Texas and is owned by the Company or is to be hereafter acquired by the Company (in either case excluding any Excepted Property (as defined in the Deed of Trust)) (the “Personal Property Collateral”) has been perfected by the filing of the Deed of Trust as a Utility Security Instrument in the Office of the Secretary of State of the State of Texas (the “Filing Office”) under Chapter 35 of the Code, as it has been recodified under Chapter 261 of the Code (Sections 261.001 through 261.012) (the “USI Statute”), and the recording of the USI Notices under Section 261.011 of the USI Statute.

11.	The Deed of Trust is in a form sufficient under the USI Statute to be effective to create a valid and enforceable lien on all right, title and interest of the Company in and to that portion of the Mortgaged Property constituting real property, and to create a valid and enforceable security interest in that portion of the Mortgaged Property constituting fixtures described therein (such portion of the Mortgaged Property constituting real property and fixtures herein referred to collectively as the “Real Estate Collateral”) purported to be subject thereto in favor of the Collateral Agent. The USI Notices have been recorded in the Offices of the County Clerk of the Counties (the “County Clerk’s Offices”). The proper place to file the Deed of Trust is in the Filing Office, and the proper places to record the USI Notices are in the County Clerk’s Offices. Filing of the Deed of Trust in the Filing Office and recordations of the USI Notices in the County Clerk’s Offices (a) give constructive notice of the contents of the Deed of Trust with respect to the Real Estate Collateral as of the date of such filings and recordations to subsequent purchasers and mortgagees of that property in each respective County, and (b) perfect the liens and security interests in the Real Estate Collateral located in the Counties.

The opinions set forth above are subject to the following qualifications and exceptions:

(a) The opinions in paragraphs 1 through 3 above are limited in all respects to the Delaware Limited Liability Company Act (the “DE LLC Act”). The opinions in paragraph 1 above, to the extent they relate to the existence and good standing of the Company in the State of Delaware and the qualification and good standing of the Company in the State of Texas, are based solely on the certificates set forth on Schedule V hereto. Our opinions contained herein to the extent they relate to matters of Delaware limited liability company law are based on our review of the DE LLC Act. We have not reviewed any other laws of the State of Delaware, including, without limitation, any interpretations of the DE LLC Act, or retained or relied on any opinion or advice of Delaware counsel.

(b) Our opinion with respect to the validity and enforceability of the Opinion Documents may be limited by (i) any applicable New York, Texas or federal bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, preference and other similar laws relating to or affecting creditors’ rights and remedies generally from time to time in effect; and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity), including, without limitation, concepts of good faith and fair dealing, materiality, reasonableness and also the possible unavailability of specific performance or injunctive relief; such principles of equity are of general application, and in applying such principles a court, among other things, might decline to order a party to perform covenants (other than payment of money) that are deemed immaterial.

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(c) We express no opinion with respect to the legality, validity, binding nature or enforceability of any of the following provisions of the Opinion Documents: (i) self-help remedies; (ii) provisions relating to waivers or provisions precluding a party from asserting certain claims or defenses or from obtaining rights and remedies to the extent such provisions may be violative of public policy; (iii) provisions purporting to waive rights or benefits that cannot be waived under applicable laws; (iv) provisions in the Deed of Trust purporting to provide remedies inconsistent with applicable laws; (v) provisions purporting to release, exculpate, hold harmless, or exempt any person or entity from, or to require indemnification of or by any person or entity for, liability for any matter to the extent that the same are inconsistent with applicable laws (including case law) or with public policy or purporting to impose a duty upon any party to release, exculpate, hold harmless, or exempt any person or entity from, or to require indemnification of or by any person or entity for, any claimed damages resulting from the negligence or willful misconduct of the party seeking such release, exculpation, exemption or indemnity; (vi) provisions purporting to establish evidentiary standards for suits or proceedings to enforce the Opinion Documents; (vii) provisions wherein any party grants the power or authority to any other party to execute documents or perform acts on behalf of the granting party; (viii) provisions purporting to prohibit the transfer of the Mortgaged Property to the extent same are unenforceable under the Uniform Commercial Code as in effect in the State of Texas (the “Texas UCC”) or applicable Texas real property law; (ix) provisions restricting access to courts or to legal or equitable remedies or purporting to affect the jurisdiction or venue of courts (other than the courts of the State of New York with respect to the Credit Agreement), or the waiver of any inconvenient forum; (x) provisions pursuant to which a party agrees that a judgment rendered by a court or other tribunal in one jurisdiction may be enforced in any other jurisdiction; (xi) provisions relating to powers of attorney, severability or set-offs; (xii) provisions providing that decisions by a party are conclusive or are based on such party’s sole or absolute discretion; (xiii) equitable remedies, including specific performance and the appointment of a receiver; (xiv) provisions to the effect that rights or remedies are not exclusive, that every right or remedy is cumulative and may be exercised in addition to or with any other right or remedy, or that election of a particular remedy or remedies does not preclude recourse to one or more other remedies; (xv) provisions relating to delay or failure to exercise any right or remedy not operating as a waiver thereof; (xvi) provisions purporting to bind a third party unless such party or its agent is a party to the applicable document; (xvii) provisions relating to reinstatement of an obligation after discharge, subrogation and liquidated damages; (xviii) provisions granting a person proceeds of insurance, except on policies in full force with loss payee clauses payable to such person; (xix) provisions purporting to be subject to agreement by the parties at a future date; (xx) provisions providing that any purported amendment, supplement, termination, modification or other action in violation of the relevant agreement is void ab initio; (xxi) any provision of the Deed of Trust covering the Collateral Agent’s right to receive the cash proceeds of rents, incomes, revenues, issues or profits from any portion of the real property covered by the Deed of Trust, except in compliance with the Texas Assignment of Rents Act, Chapter 64 of the Texas Property Code; (xxii) provisions attempting to bind third parties by unrecorded amendments to the obligations secured by the Deed of Trust; (xxiii) other than with respect to our opinions set forth in paragraphs 5, 10 and 11 above, provisions relating to the creation, attachment, perfection or enforceability of any security interest; and (xxiv) provisions for a non-judicial foreclosure sale with the requirement that there

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be at least two Qualified Bidders (as defined in the Deed of Trust) to the extent such sale would be determined not to be a public sale at auction under Section 51.002 of the Texas Property Code. We express no opinion as to the enforceability of any provision of the Deed of Trust to the extent that it refers to, or requires compliance with, the provisions of, any law, rule or regulation other than Applicable Laws. We note that enforceability of the Opinion Documents may be affected by the parties course of dealing, or by waivers, modifications or amendments (whether made in writing, orally, or by course of conduct), and we express no opinion on the effect of the foregoing on the enforceability of the Opinion Documents.

(d) Insofar as our opinions set forth in paragraphs 4 and 5 above relate to the enforceability under New York law of the provisions of the Opinion Documents choosing New York law as the governing law thereof, such opinions are rendered solely in reliance upon the Act of July 19, 1984, ch. 421, 1984 McKinney’s Sess. Law of N.Y. 1406 (codified at N.Y. Gen. Oblig. Law §§5-1401 (McKinney 1989)) (the “Act”) and are subject to the qualifications that such enforceability (i) may be limited by public policy considerations of any jurisdiction in which enforcement of such provisions is sought, and (ii) are subject to any U.S. Constitutional requirement under the Full Faith and Credit Clause or the Due Process Clause thereof. In particular, our opinion in paragraph 5 regarding the enforceability under New York law of the Deed of Trust is provided in reliance on the language in the Act allowing the parties to an agreement to agree that the law of the State of New York “shall govern their rights and duties in whole or in part” (emphasis added).

(e) Insofar as our opinion set forth in paragraph 5 above relates to the enforceability under Texas law of the provisions of the Deed of Trust choosing Texas law as the governing law thereof, such opinion is rendered in reliance upon Title 9, Chapter 271 of the Code, which applies to transactions in which a party pays or receives, or is obligated to pay or entitled to receive, consideration in excess of $1,000,000, and is subject to the qualifications that such enforceability (i) as specified in Chapter 271, does not apply to an issue that another Texas statute (such as Section 1.301(b) of the Texas UCC), or a federal statute, provides is governed by the law of a particular jurisdiction, (ii) may be limited by public policy considerations of any jurisdiction in which enforcement of such provisions is sought, and (iii) is subject to any U.S. Constitutional requirement under the Full Faith and Credit Clause or the Due Process Clause thereof.

(f) With respect to our opinions set forth in paragraphs 5 and 6 above, we express no opinion as to the provisions in Section 12 of the Deed of Trust stating that the rights, benefits, privileges, immunities and obligations of the Collateral Agent shall be governed by and construed in accordance with the laws of the State of New York to the extent that any such rights, benefits, privileges, immunities or obligations of the Collateral Agent are mandatorily governed by Texas law pursuant to Section 271.008(b) of the Code.

(g) In rendering the opinion expressed in paragraph 6(c) above: (i) we have not reviewed, and express no opinion with respect to, documents other than the Applicable Contracts, irrespective of whether they secure, support or otherwise relate to or are referred to in the Applicable Contracts or might under certain circumstances result in an event of default or require early payment under any of the Applicable Contracts; (ii) we have made no examination of, and express no opinion with respect to, any financial, accounting or similar covenant or provision contained in the Applicable Contracts to the extent that any such covenant or provision would

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require a determination as to any financial or accounting matters; (iii) we express no opinion as to any breach of any confidentiality provision contained in any Applicable Contract caused by the Credit Documents or the Company’s actions pursuant thereto or in contemplation thereof; and (iv) our opinion in paragraph 6(c) is limited to the laws of the State of New York. In every case, we have assumed that a court would enforce the Applicable Contracts as written and we have limited our opinion to matters readily ascertainable from the face of the Applicable Contracts.

(h) In the case of property which becomes Personal Property Collateral or Real Property Collateral after the date hereof, our opinions in paragraphs 5, 10 and 11 above, as to the validity of the security interests therein described, is subject to the effect of Section 552 of the Federal Bankruptcy Code, which limits the extent to which property acquired by a debtor after the commencement of a case under the Federal Bankruptcy Code may be subject to such security interest arising from a security agreement entered into by the debtor before the commencement of such case.

(i) We understand that you are satisfying yourself as to the status under Section 548 of the Bankruptcy Code and applicable state fraudulent conveyance laws of the obligations of the Company and the liens purported to be created in the Deed of Trust, and we express no opinion thereon.

(j) Except with respect to the laws of the State of Texas, we express no opinion as to the effect of the laws of any jurisdiction where any secured party may be located or where enforcement of the Deed of Trust may be sought.

(k) We call your attention to Texas Government Code Sections 83.001-83.006 prohibiting any person other than an attorney licensed in the State of Texas from charging or receiving any compensation for all or part of the preparation of a legal instrument affecting title to real property located in Texas, including a deed, deed of trust, note, mortgage, and transfer or release of lien, and entitling a person who pays a fee prohibited by these Sections to bring suit for recovery of the fee paid, damages equal to three times the fee paid and court costs and reasonable and necessary attorneys’ fees. A violation of these Sections constitutes the unauthorized practice of law in the State of Texas and may be enjoined by a court of competent jurisdiction. As applied to the transactions contemplated in the Opinion Documents, the obligation to pay anyone, other than an attorney licensed in the State of Texas, any compensation for the preparation of the Deed of Trust or the USI Notices affecting title to real property in the State of Texas may be unenforceable, in whole or in part, the person charging such compensation may be engaged in the unauthorized practice of law, and the person obligated to pay such compensation may be entitled to recover the portion of the legal fees and expenses paid and attributable to the prohibited activities together with damages equal to three times the fees paid, court costs and reasonable and necessary attorneys’ fees. We are not aware of any cases construing these Sections in which an out-of-state lawyer has been obligated to disgorge fees based on these Sections.

(l) The obligations of the Company under the Deed of Trust may be limited by the provisions of Sections 51.003 through 51.005 of the Texas Property Code relating to limitations on deficiencies following any foreclosure. In this connection, Section 51.003 of the Texas Property Code provides that if the price at which real property is sold at a foreclosure sale is less than the unpaid balance of the indebtedness secured by the real property, resulting in a deficiency,

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then any action brought to recover the deficiency must be brought within two years of the foreclosure sale. Section 51.003 further provides that any person against whom recovery of the deficiency is sought may request that the court in which the deficiency action is pending determine the fair market value of the real property as of the date of the foreclosure sale. Such fair market value is to be determined by the finder of fact after the introduction by the parties of competent evidence of the value. Section 51.003 further provides that if the court determines that the fair market value is greater than the sale price of the real property at the foreclosure sale, then the persons against whom recovery of the deficiency is sought are entitled to an offset against the deficiency in the amount by which the fair market value (less the amount of any claim, indebtedness, or obligation of any kind that is secured by a lien or encumbrance on the real property that was not extinguished by the foreclosure) exceeds the sale price used to compute the deficiency.

Section 51.004 of the Texas Property Code applies if (i) real property subject to a deed of trust or other contract lien is sold at a foreclosure sale under a court judgment foreclosing the lien and ordering the sale; and (ii) the price at which the real property is sold is less than the unpaid balance of the indebtedness secured by the real property, resulting in a deficiency. If Section 51.004 applies, then any person obligated on the indebtedness, including a guarantor, may bring an action in the district court in the county in which the real property is located for a determination of the fair market value of the real property as of the date of the foreclosure sale. The suit must be brought not later than the 90th day after the date of the foreclosure sale unless the suit is brought by a guarantor who did not receive actual notice of the sale before the date of sale, in which case the suit must be brought by the guarantor not later than the 90th day after the date the guarantor received actual notice of the sale. Section 51.004 states that the fair market value shall be determined by the finder of fact after the introduction by the parties of competent evidence of the value. If the finder of fact determines that the fair market value is greater than the sale price of the real property at the foreclosure sale, the persons obligated on the indebtedness, including guarantors, are entitled to an offset against the deficiency in the amount by which the fair market value (less the amount of any claim, indebtedness, or obligation of any kind that is secured by a lien or encumbrance on the real property that was not extinguished by the foreclosure) exceeds the sale price. Section 51.005 of the Texas Property Code provides a similar right to file an offset action to a guarantor against whom a deficiency judgment has been rendered if a motion or suit to determine the fair market value of the real property as of the date of the foreclosure sale has not previously been filed under Section 51.003 or Section 51.004.

In addition, to the extent that New York law applies to the Deed of Trust, Section 1371 of the New York Real Property Actions and Proceedings Law requires that an action seeking a deficiency judgment following a real property foreclosure be filed within 90 days after the consummation of the foreclosure sale.

(m) We bring to your attention that Section 16.035 of the Texas Civil Practices and Remedies Code provides a four-year statute of limitations to enforce liens created by a deed of trust; the four year statute begins to run on the maturity date of the indebtedness secured thereby.

(n) We have made no examination of, and express no opinion with respect to, the accuracy or the sufficiency of the description or indication of any portion of the Mortgaged Property. To the contrary, we have assumed (i) the accuracy and sufficiency of the descriptions and indications of the Mortgaged Property intended to be covered thereby, and (ii) that the Company has good title to the Mortgaged Property and the power to grant the liens and security interests intended to be granted therein. We express no opinion with respect to title to or the condition of the Mortgaged Property.

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(o) With respect to our opinion in paragraph 10 above, we express no opinion as to the perfection of a security interest in items of collateral that are or are to become as-extracted collateral or timber to be cut.

(p) With respect to our opinions set forth in paragraphs 10 and 11 above, we have assumed that the Company has rights in the properties in which it is purporting to grant a security interest sufficient for attachment of such security interest.

(q) With respect to our opinions set forth in paragraphs 10 and 11 above, we have assumed that the secured parties under the Deed of Trust acquired their interests in the Mortgaged Property for value.

(r) We express no opinion regarding the perfection of security interests in the Personal Property Collateral to the extent that perfection is governed by the Texas UCC.

(s) We express no opinion as to the priority of any lien or security interest.

(t) With respect to our opinions set forth in paragraphs 10 and 11, the attachment and perfection of any security interests in proceeds is limited by applicable law.

(u) Except as to our opinions regarding the USI Statute, we express no opinion as to Personal Property Collateral that is subject to a state statute or a statute, regulation or treaty of the United States.

(v) We express no opinion as to any actions that may be required to be taken periodically under the Texas UCC, the USI Statute, Texas real property law or under any other Applicable Law in order for the perfection of any security interest or rights to enforce any security interest to be maintained.

(w) For purposes of our opinions set forth in paragraphs 10 and 11 above, we have reviewed (i) the Deed of Trust and (ii) a lien search report from the Office of the Secretary of State of the State of Texas identifying filings with such Secretary of State with respect to the Company, dated September 28, 2011, as the basis for determination that the Deed of Trust has been filed and is of record in the Filing Office.

(x) We note that any foreclosure remedies under the Deed of Trust are subject in all respects to applicable state and federal laws relating to the regulation of utilities, including, without limitation, regulatory approvals associated with the sale or transfer of ownership and/or control of a utility.

We express no opinion as to the laws of any jurisdiction other than: (i) Applicable Laws; and (ii) with respect to our opinions set forth in paragraphs 1, 2, 3 and 6(a), the DE LLC Act.

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This opinion has been prepared in accordance with the customary practice of lawyers who regularly give and lawyers who regularly advise recipients regarding opinions of this kind. We note that we only represent the Company with respect to specific transactions, including the transactions contemplated by the Opinion Documents, and we are not general outside counsel for the Company.

This opinion letter is rendered as of the date set forth above. We expressly disclaim any obligation to update this letter after such date.

This opinion letter is given solely for your benefit and the benefit of the Lenders in connection with the transactions contemplated by the Credit Agreement and may not be furnished to, or relied upon by, any other person or for any other purpose without our prior written consent. Notwithstanding the foregoing, at your request, we hereby consent to reliance hereon by any future assignee of the Lenders’ interests in the loans under the Credit Agreement pursuant to an assignment that is made and consented to in accordance with the express provisions of Section 8.04(b) of the Credit Agreement, on the condition and understanding that (a) this letter speaks only as of the date hereof, (b) we have no responsibility or obligation to update this letter, to consider its applicability or correctness to any person other than its addressees, or to take into account changes in law, facts or any other developments of which we may later become aware, and (c) any such reliance by a future assignee must be actual and reasonable under the circumstances existing at the time of assignment, including any changes in law, facts or any other developments known to or reasonably knowable by the assignee at such time.

Very truly yours,

DRAFT

Vinson & Elkins LLP

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SCHEDULE I TO OPINION LETTER

Addressees

JPMorgan Chase Bank, N.A., as Administrative Agent, a Fronting Bank, the Swingline Lender and a Lender

Barclays Bank PLC, as a Fronting Bank and a Lender

The Royal Bank of Scotland plc, as a Fronting Bank and a Lender

Bank of America, N.A., as a Fronting Bank and a Lender

Citibank, N.A., as a Fronting Bank and a Lender

Credit Suisse AG, Cayman Islands Branch, as a Lender

Morgan Stanley Bank, N.A., as a Lender

The Royal Bank of Canada, as a Lender

Union Bank, N.A., as a Lender

U.S. Bank National Association, as a Lender

Wells Fargo Bank, National Association, as a Lender

The Bank of New York Mellon, as a Lender

CIBC Inc., as a Lender

Comerica Bank, as a Lender

PNC Bank, National Association, as a Lender

The Northern Trust Company, as a Lender

Mega International Commercial Bank Co., Ltd., as a Lender

Taiwan Cooperative Bank, Seattle Branch, as a Lender

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SCHEDULE II TO OPINION LETTER

County Filings – USI Notices

1.	ANDERSON

2.	ANDREWS

3.	ANGELINA

4.	ARCHER

5.	BASTROP

6.	BAYLOR

7.	BELL

8.	BORDEN

9.	BOSQUE

10.	BRAZOS

11.	BROWN

12.	BURNET

13.	CALLAHAN

14.	CAMP

15.	CHEROKEE

16.	CLAY

17.	COKE

18.	COLEMAN

19.	COLLIN

20.	COMANCHE

21.	COOKE

22.	CORYELL

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23.	CRANE

24.	CULBERSON

25.	DALLAS

26.	DAWSON

27.	DELTA

28.	DENTON

29.	EASTLAND

30.	ECTOR

31.	ELLIS

32.	ERATH

33.	FALLS

34.	FANNIN

35.	FISHER

36.	FRANKLIN

37.	FREESTONE

38.	GAINES

39.	GLASSCOCK

40.	GRAYSON

41.	HARRIS

42.	HASKELL

43.	HENDERSON

44.	HILL

45.	HOOD

46.	HOPKINS

47.	HOUSTON

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48.	HOWARD

49.	HUNT

50.	JACK

51.	JOHNSON

52.	JONES

53.	KAUFMAN

54.	KENT

55.	LAMAR

56.	LAMPASAS

57.	LEE

58.	LEON

59.	LIMESTONE

60.	LOVING

61.	LYNN

62.	MARTIN

63.	MCLENNAN

64.	MIDLAND

65.	MILAM

66.	MILLS

67.	MITCHELL

68.	MONTAGUE

69.	NACOGDOCHES

70.	NAVARRO

71.	NOLAN

72.	PALO PINTO

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73.	PANOLA

74.	PARKER

75.	PECOS

76.	RAINS

77.	REAGAN

78.	RED RIVER

79.	REEVES

80.	ROBERTSON

81.	ROCKWALL

82.	RUSK

83.	SCURRY

84.	SHACKELFORD

85.	SMITH

86.	SOMERVELL

87.	STEPHENS

88.	STERLING

89.	TARRANT

90.	TAYLOR

91.	TERRY

92.	THROCKMORTON

93.	TITUS

94.	TOM GREEN

95.	TRAVIS

96.	TRINITY

97.	UPTON

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98.	VAN ZANDT

99.	WARD

100.	WICHITA

101.	WILBARGER

102.	WILLIAMSON

103.	WINKLER

104.	WISE

105.	WOOD

106.	YOUNG

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SCHEDULE III TO OPINION LETTER

A.	Applicable Contracts.

1.	Indenture and Deed of Trust dated as of May 1, 2002 by Oncor Electric Delivery Company, as Issuer, and The Bank of New York, as Trustee, as supplemented by Supplemental Indenture No. 1 dated October 25, 2005 and by Supplemental Indenture No. 2 dated as of May 15, 2008.

2.	Indenture (For Unsecured Debt Securities) dated as of August 1, 2002 by Oncor Electric Delivery Company, as Issuer, and The Bank of New York, as Trustee, as supplemented by Supplemental Indenture No. 1 dated as of May 15, 2008.

B.	Applicable Orders.

3.	Final Order on Rehearing in PUCT Docket No. 34077 (April 24, 2008)

4.	Final Order Authorizing Disposition of Jurisdictional Facilities in FERC Docket No. EC07-87-000 (September 6, 2007)

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SCHEDULE IV TO OPINION LETTER

Organizational Documents

1.	Certificate of Formation of Oncor Electric Delivery Company LLC dated as of October 5, 2007.

2.	Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Company LLC dated as of November 5, 2008, as amended by Amendment No. 1 to Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Company LLC dated as of February 18, 2009.

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SCHEDULE V TO OPINION LETTER

Certificates of Good Standing

Certificate of Good Standing of Oncor Electric Delivery Company LLC issued by the Secretary of State of the State of Delaware dated as of September 26, 2011

Certificate of Fact of Oncor Electric Delivery Company LLC issued by the Secretary of State of the State of Texas dated as of September 26, 2011

Certificate of Account Status of Oncor Electric Delivery Company LLC issued by the Texas Comptroller of Public Accounts dated as of September 26, 2011

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EXHIBIT F-2

FORM OF OPINION OF

ASSOCIATE GENERAL COUNSEL OF THE BORROWER

FORM OF OPINION OF ASSOCIATE GENERAL COUNSEL OF THE BORROWER

[DATE]

Each of the Addressees Listed in

the Attached Schedule I

Re:	$2,000,000,000 Amended and Restated Revolving Credit Agreement

Ladies and Gentlemen:

I am Associate General Counsel of Oncor Electric Delivery Company LLC, a Delaware limited liability company (the “Company”). As such, I have acted as counsel to the Company in connection with the transactions contemplated by that certain Amended and Restated Revolving Credit Agreement dated as of the date hereof (the “Credit Agreement”), among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders named therein. This opinion letter is furnished to you pursuant to Section 4.03(ii) of the Credit Agreement. Unless otherwise defined in the body of this opinion letter, capitalized terms used herein shall have the meanings assigned to such terms in the Credit Agreement.

In so acting I (and attorneys in the Company’s legal department (the “Legal Department”) with whom I have consulted) have participated in or reviewed (i) the corporate proceedings in connection with the authorization, execution and delivery of the Deed of Trust, Security Agreement and Fixture Filing dated as of May 15, 2008, executed by the Company in favor of The Bank of New York Mellon Trust Company, N.A., as Collateral Agent and Trustee, covering real property and fixtures in Texas, as amended by the First Amendment to Deed of Trust, Security Agreement and Fixture Filing dated as of March 2, 2009 and by the Second Amendment to Deed of Trust, Security Agreement and Fixture Filing dated as of September 3, 2010 (as so amended, the “Deed of Trust”), and (ii) copies of the Company’s constitutive documents listed on Schedule II hereto. I (and attorneys in the Legal Department with whom I have consulted) have also examined such other documents, records, certificates of public officials and officers of the Company, and matters of law and satisfied myself as to such other matters as I have deemed necessary as a basis for the conclusions of law contained in the opinions expressed below. In rendering the opinions set forth herein, I have also relied on such certificates, reports and advice regarding matters of law of attorneys in the Legal Department with whom I have consulted.

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For purposes of the opinions expressed below, I have assumed (i) the authenticity of all documents submitted to me as originals, (ii) the conformity to the originals of all documents submitted as certified or photostatic copies and the authenticity of the originals thereof, (iii) the legal capacity of natural persons, (iv) the genuineness of signatures not witnessed by me and (v) the due authorization, execution and delivery of the Deed of Trust by all parties thereto and the validity, binding effect and enforceability thereof (other than the authorization, execution and delivery of the Deed of Trust by the Company).

As to factual matters, I have relied upon representations and warranties contained in the Deed of Trust, upon reports and information provided by other attorneys in the Legal Department, upon certificates of officers of the Company, and upon certificates of public officials.

Upon the basis of my familiarity with these transactions and with the affairs and properties of the Company generally, and subject to the qualifications and limitations set forth herein, I am of the opinion that:

1. The Company had, at the time of execution and delivery of the Deed of Trust, the limited liability company power and authority to execute and deliver, and has the limited liability company power and authority to perform its obligations under the Deed of Trust.

2. The Deed of Trust was duly executed and delivered by the Company.

3. The execution and delivery by the Company of the Deed of Trust were, at the time of execution and delivery of the Deed of Trust, and the performance by the Company of its obligations under the Deed of Trust are, duly authorized by all necessary limited liability company action.

The opinions set forth above are limited in all respects to the Delaware Limited Liability Company Act (the “DE LLC Act”) and are based on my review of the DE LLC Act and the Company’s constitutive documents. I have not reviewed any other laws of the State of Delaware, including, without limitation, any interpretations of the DE LLC Act, or retained or relied on any opinion or advice of Delaware counsel.

This opinion letter is rendered as of the date set forth above. I expressly disclaim any obligation to update this letter after such date.

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This opinion letter is given solely for your benefit and the benefit of the Lenders in connection with the transactions contemplated by the Credit Agreement and may not be furnished to, or relied upon by, any other person or for any other purpose without our prior written consent. Notwithstanding the foregoing, at your request, I hereby consent to reliance hereon by any future assignee of the Lenders’ interests in the loans under the Credit Agreement pursuant to an assignment that is made and consented to in accordance with the express provisions of Section 8.04(b) of the Credit Agreement, on the condition and understanding that (a) this letter speaks only as of the date hereof, (b) I have no responsibility or obligation to update this letter, to consider its applicability or correctness to any person other than its addressees, or to take into account changes in law, facts or any other developments of which we may later become aware, and (c) any such reliance by a future assignee must be actual and reasonable under the circumstances existing at the time of assignment, including any changes in law, facts or any other developments known to or reasonably knowable by the assignee at such time.

Very truly yours,

Kevin R. Fease

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SCHEDULE I TO OPINION LETTER

Addressees

JPMorgan Chase Bank, N.A., as Administrative Agent, a Fronting Bank, the Swingline Lender and a Lender

Barclays Bank PLC, as a Fronting Bank and a Lender

The Royal Bank of Scotland plc, as a Fronting Bank and a Lender

Bank of America, N.A., as a Fronting Bank and a Lender

Citibank, N.A., as a Fronting Bank and a Lender

Credit Suisse AG, Cayman Islands Branch, as a Lender

Morgan Stanley Bank, N.A., as a Lender

The Royal Bank of Canada, as a Lender

Union Bank, N.A., as a Lender

U.S. Bank National Association, as a Lender

Wells Fargo Bank, National Association, as a Lender

The Bank of New York Mellon, as a Lender

CIBC Inc., as a Lender

Comerica Bank, as a Lender

PNC Bank, National Association, as a Lender

The Northern Trust Company, as a Lender

Mega International Commercial Bank Co., Ltd., as a Lender

Taiwan Cooperative Bank, Seattle Branch, as a Lender

F-2-4

SCHEDULE II TO OPINION LETTER

Organizational Documents

1.	Certificate of Formation of Oncor Electric Delivery Company LLC dated as of October 5, 2007.

2.	Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Company LLC dated as of November 5, 2008, as amended by Amendment No. 1 to Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Company LLC dated as of February 18, 2009.

F-2-5

EXHIBIT G

FORM OF OPINION OF

COUNSEL FOR THE AGENT

FORM OF OPINION OF COUNSEL

FOR THE AGENT

[DATE]

To each of the Lenders and Fronting Banks party to the

Credit Agreement referred to below

and to JPMorgan Chase Bank, N.A.,

as Agent and Swingline Lender

Oncor Electric Delivery Company LLC

Ladies and Gentlemen:

We have acted as special New York counsel to JPMorgan Chase Bank, N.A., individually and as administrative agent, in connection with the preparation, execution and delivery of the Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011 (the “Credit Agreement”), among Oncor Electric Delivery Company LLC (the “Borrower”), the Lenders, the Swingline Lender and the Fronting Banks named therein and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders. This opinion is furnished to you pursuant to Article IV-A of the Credit Agreement. Unless otherwise indicated, terms defined in the Credit Agreement are used herein as therein defined.

In that connection, we have examined the following documents:

(1) Counterparts of the Credit Agreement, executed by the Borrower, the Agent, the Fronting Banks named therein, the Swingline Lender and the Lenders; and

(2) The other documents furnished by the Borrower pursuant to Article IV-A of the Credit Agreement, including (without limitation) the opinion of Kevin R. Fease, Associate General Counsel of the Borrower, and the opinion of Vinson & Elkins LLP, special New York counsel to the Borrower (collectively, the “Borrower Opinions”).

In our examination of the documents referred to above, we have assumed the authenticity of all such documents submitted to us as originals, the genuineness of all signatures, the due authority of the parties executing such documents and the conformity to the originals of all such documents submitted to us as copies. We have assumed that you independently evaluated, and are satisfied with, the creditworthiness of the Borrower and the business terms reflected in the Credit Documents.

To the extent that our opinions expressed below involve conclusions as to matters governed by law other than the law of the State of New York, we have relied upon the Borrower’s Opinions and have assumed without independent investigation the correctness of the matters set forth therein, our opinions expressed below being subject to the assumptions, qualifications and limitations set forth in the Borrower’s Opinions. We note that we do not represent the Borrower and, accordingly, are not privy to the nature or character of its businesses. Accordingly, we have also assumed that the Borrower is subject only to statutes, rules, regulations, judgments, orders, and other requirements of law of general applicability to corporations doing business in the State of New York. As to matters of fact, we have relied solely upon the documents we have examined.

Based upon the foregoing, and subject to the qualifications set forth below, we are of the opinion that:

(i) The Credit Agreement is the legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms.

(ii) While we have not independently considered the matters covered by the Borrower’s Opinions to the extent necessary to enable us to express the conclusions stated therein, the Borrower’s Opinions and the other documents referred to in item (2) above are substantially responsive to the corresponding requirements set forth in Article IV-A of the Credit Agreement pursuant to which the same have been delivered.

Our opinions are subject to the following qualifications:

(a) Our opinion in paragraph (i) above is subject to the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar law affecting creditors’ rights generally.

(b) Our opinion in paragraph (i) above is subject to the effect of general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law). Such principles of equity are of general obligation, and, in applying such principles, a court, among other things, might not allow a contracting party to exercise remedies in respect of a default deemed immaterial, or might decline to order an obligor to perform covenants.

(c) We note further that, in addition to the application of equitable principles described above, courts have imposed an obligation on contracting parties to act reasonably and in good faith in the exercise of their contractual rights and remedies, and may also apply public policy considerations in limiting the right of parties seeking to obtain indemnification under circumstances where the conduct of such parties in the circumstances in question is determined to have constituted negligence.

(d) We express no opinion herein as to (i) Section 2.13 of the Credit Agreement, (ii) the enforceability of provisions purporting to grant to a party conclusive rights of determination, (iii) the availability of specific performance or other equitable remedies, (iv) the enforceability of rights to indemnity under Federal or state securities laws and (v) the enforceability of waivers by parties of their respective rights and remedies under law.

(e) In connection with any provision of the Credit Agreement whereby any Person submits to the jurisdiction of any court of competent jurisdiction, we note the limitations of 28 U.S.C. §§ 1331 and 1332 on Federal court jurisdiction.

(f) Our opinions expressed above are limited to the law of the State of New York, and we do not express any opinion herein concerning any other law. Without limiting the generality of the foregoing, we express no opinion as to the effect of the law of any jurisdiction other than the State of New York wherein any Lender may be located or wherein enforcement of the Credit Agreement may be sought that limits the rates of interest legally chargeable or collectible.

The foregoing opinion is solely for your benefit and may not be relied upon by any other Person other than any Person that may become a Lender under the Credit Agreement after the date hereof.

Very truly yours,

MEO:kty

SCHEDULE 2.1

COMMITMENTS

Name of Lender	Commitments
Barclays Bank PLC	$160,000,000
The Royal Bank of Scotland plc	$160,000,000
Bank of America, N.A.	$160,000,000
Citibank, N.A.	$160,000,000
Credit Suisse AG, Cayman Islands Branch	$160,000,000
JPMorgan Chase Bank, N.A.	$160,000,000
Morgan Stanley Bank, N.A.	$160,000,000
The Royal Bank of Canada	$137,000,000
Union Bank, N.A.	$137,000,000
U.S. Bank National Association	$137,000,000
Wells Fargo Bank, National Association	$137,000,000
The Bank of New York Mellon	$100,000,000
CIBC Inc.	$75,000,000
Comerica Bank	$50,000,000
PNC Bank, National Association	$50,000,000
The Northern Trust Company	$40,000,000
Mega International Commercial Bank Co., Ltd.	$12,000,000
Taiwan Cooperative Bank, Seattle Branch	$5,000,000

TOTAL:	$2,000,000,000

Schedule 2.1-1

SCHEDULE 2.17(i)

LC FRONTING BANK COMMITMENTS

Fronting Bank	LC Fronting Bank Commitment
Barclays Bank PLC	$100,000,000
The Royal Bank of Scotland plc	$100,000,000
JPMorgan Chase Bank, N.A.	$100,000,000
Bank of America, N.A.	$100,000,000
Citibank, N.A.	$100,000,000

TOTAL	$500,000,000

Schedule 2.17-1

SCHEDULE 5.10

EXISTING LIENS

1. Vendor’s lien retained in deed dated February 1, 1990 from Tex-La Electric Cooperative of Texas, Inc. to Texas Utilities Electric Company, recorded in Volume 1276, Page 380, of the Real Property Records of Hood County, Texas and in Volume 7, Page 212, of the Real Property Records of Somervell County, Texas.

2. Deed of Trust and Security Agreement to secure assumption made by and between Texas Utilities Electric Company and Don T. Collins, Trustee for the benefit of The United States of America acting by and through the Administrator of the Rural Electrification Administration and Tex-La Electric Cooperative of Texas, Inc. dated February 1, 1990 and recorded in Volume 7, Page 518, of the Real Property Records of Somervell County, Texas and in Volume 1276, Page 686 of the Real Property Records of Hood County, Texas.

Schedule 5.10

SCHEDULE 5.12

TERMS OF SUBORDINATION

All Indebtedness (such term and other capitalized terms used herein, unless otherwise defined herein, shall have the meaning specified in the Credit Agreement to which this Schedule 5.12 is attached) incurred by the Borrower, other than the Senior Obligations (as defined below), shall be subject to the following terms and conditions, which shall be incorporated in a written agreement (each, a “Subordination Agreement”) between the Borrower and each Person (or an agent acting on behalf of such Person) (such Person, a “Subordinated Lender”) to which any such Indebtedness is owed.

SECTION 1. Definitions. (a) As used in this Schedule 5.12, the terms set forth below shall have the respective meanings provided below:

“Credit Agreement” shall mean the Amended and Restated Revolving Credit Agreement, dated as of October 11, 2011, among Oncor Electric Delivery Company LLC, the various financial institutions from time to time party thereto (the “Senior Lenders”), JPMorgan Chase, as Agent and as Swingline Lender, and certain other parties thereto acting as fronting banks, together with the documents related thereto (including, without limitation, the Mortgage and any guarantees and security documents), as same may be amended, modified, extended, renewed, restated or supplemented from time to time, and including any agreement extending the maturity of, refinancing or restructuring all or any portion of, or increasing the principal amount of, the indebtedness under such agreement or of any successor agreements.

“Senior Obligations” shall have the meaning given to the term “Obligations” in the Credit Agreement (and shall include, without limitation, all interest accruing after the commencement of any bankruptcy, insolvency, receivership or similar proceeding at the rate provided in the governing documentation, whether or not such interest is an allowed claim in such proceeding).

“Subordinated Obligations” shall mean all obligations of the Borrower to the Subordinated Lender in respect of loans, advances or similar extensions of credit, including in respect of principal, premium (if any), interest, fees, expense and reimbursement obligations, indemnification obligations and other amounts payable in respect thereof.

SECTION 2. Subordination. (a) The Subordinated Lender hereby agrees that all its right, title and interest in and to the Subordinated Obligations shall be subordinate and junior in right of payment to the rights of the Senior Lenders in respect of the Senior Obligations, including the payment of principal, premium (if any), interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), fees, expense and reimbursement obligations, indemnification obligations and all other amounts payable under the Credit Agreement, any other Credit Document, or in respect thereof.

Schedule 5.12

(b) The Borrower and the Subordinated Lender hereby agree that, notwithstanding any provision to the contrary in any agreement governing or evidencing Subordinated Obligations, no payment (whether directly, by purchase, redemption or exercise of any rights of setoff or otherwise and whether mandatory or voluntary) in respect of the Subordinated Obligations, whether of principal, interest or otherwise, and whether in cash, securities or other property, shall be made by or on behalf of the Borrower or received, accepted or demanded, directly or indirectly, by or on behalf of the Subordinated Lender at any time prior to the payment in full in cash of all the Senior Obligations.

(c) Upon any distribution of all or substantially all of the assets of the Borrower or upon any dissolution, winding up, liquidation or reorganization of the Borrower, whether in bankruptcy, insolvency, reorganization, arrangement or receivership proceedings or otherwise, or upon any assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Borrower, or otherwise:

(i) the Senior Lenders shall first be entitled to receive indefeasible payment in full in cash of the Senior Obligations (whenever arising) before the Subordinated Lender shall be entitled to receive any payment on account of the Subordinated Obligations of the Borrower, whether of principal, interest or otherwise; and

(ii) any payment by, or on behalf of, or distribution of the assets of; the Borrower of any kind or character, whether in cash, securities or other property, to which the Subordinated Lender would be entitled except for the provisions of this Section 1 shall be paid or delivered by the Person making such payment or distribution (whether a trustee in bankruptcy, a receiver, custodian or liquidating trustee or otherwise) directly to the Agent, for the benefit of the Senior Lenders, until the indefeasible payment in full in cash of all Senior Obligations.

The Subordinated Lender agrees not to ask, demand, sue for or take or receive from the Borrower in cash, securities or other property or by setoff, purchase or redemption (including, without limitation, from or y way of collateral), payment of all or any part of the Subordinated Obligations to the extent prohibited by the preceding sentence, and agrees that in connection with any proceeding involving the Borrower under any bankruptcy, insolvency reorganization, arrangement, receivership or similar law (i) the Agent is irrevocably authorized and empowered (in its own name or in the name of the Subordinated Lender or otherwise), but shall have no obligation, to demand, sue for, collect and receive every payment or distribution referred to in the preceding sentence and give acquittance therefor and to file claims and proofs of claim and take such other action (including, without limitation, voting the Subordinated Obligations and enforcing any security interest or other lien securing payment of the Subordinated Obligation) as the Agent may deem necessary or advisable for the exercise or enforcement f any of the rights or interests of the Senior Lenders and (ii) the Subordinated Lender hall duly and promptly take such action as the Collateral Agent may request to (A) collect amounts in respect of the Subordinated Obligations for the account of the Senior Lenders and to file appropriate claims or proofs of claim in respect of the Subordinated Obligations, (B) execute and deliver to the Collateral Agent such irrevocable powers of attorney, assignments or other instruments as the Collateral Agent

Schedule 5.12

may request in order to enable the Collateral Agent to enforce any and all claims with respect to, and any security interests and other liens securing payment of, the Subordinated Obligations and (C) collect and receive any and all payments or distributions which may be payable or deliverable upon or with respect to the Subordinated Obligations. A copy of this Subordination Agreement may be filed with any court as evidence of the Senior Lenders’ right, power and authority thereunder.

(d) In the event that any payment by, or on behalf of, or distribution of the assets of, the Borrower of any kind or character, whether in cash, securities or other property, and whether directly, by purchase, redemption, exercise of any right of setoff or otherwise, shall be received by or on behalf of the Subordinated Lender or any Affiliate thereof at a time when such payment is prohibited by this Subordination Agreement, such payment or distribution shall be held by the Subordinated Lender in trust (segregated from other property of the Subordinated Lender) for the benefit of, and shall forthwith be paid over to, the Agent, for the benefit of the Senior Lenders, until the indefeasible payment in full in cash of all Senior Obligations.

(e) Subject to the prior indefeasible payment in full in cash of the Senior Obligations, the Subordinated Lender shall be subrogated to the rights of the Senior Lenders to receive payments or distributions in cash, securities or other property of the Borrower to the Senior Obligations until all amounts owing on the Senior Obligations shall be indefeasibly paid in full in cash, and, as between and among the Borrower, its creditors (other than the Senior Lenders) and the Subordinated Lender, no such payment or distribution made to the Senior Lenders by virtue of this Subordination Agreement that otherwise would have been made to the Subordinated Lender shall be deemed to be a payment by the Borrower on account of the Subordinated Obligations, it being understood that the provisions of this paragraph (e) are intended solely for the purpose of defining the relative rights of the Subordinated Lender and the Senior Lenders.

(f) Without the prior written consent of the Agent, the Borrower shall not give, or permit to be given, and the Subordinated Lender shall not receive, accept or demand, (i) any security of any nature whatsoever for the Subordinated Obligations on any property or assets, whether now existing or hereafter acquired, of the Borrower or any Subsidiary of the Borrower or (ii) any guarantee, of any nature whatsoever, by the Borrower or any Subsidiary of the Borrower, of the Subordinated Obligations other than any guarantee subordinated to the Senior Obligations on terms substantially identical to (and no less favorable in any significant respect to the Senior Lender than) those hereof. The Subordinated Lender agrees that all the proceeds of any such security or guarantee shall be subject to the provisions hereof with respect to payments and other distributions in respect of the Subordinated Obligations.

(g) Any and all instruments or records now or hereafter creating or evidencing the Subordinated Obligations, whether upon refunding, extension, renewal, refinancing, replacement or otherwise, shall contain the following legend:

“Notwithstanding anything contained herein to the contrary, neither the principal of nor the interest on, nor any other amounts payable in respect of, the indebtedness created or evidenced by this instrument or record shall become due or be paid or payable, except to the extent permitted under the Subordination Agreement, dated [        ], [        ] 20[    ], among, inter alia, [            ] and [            ], which Subordination Agreement is incorporated herein with the same effect as if fully set forth herein.”

Schedule 5.12

(h) The Subordinated Lender agrees that, except for claims submitted in any proceeding contemplated by Section 2(c) hereof, it will not take any action to cause the Subordinated Obligations to become payable prior to their scheduled maturity or exercise any remedies or take any action or proceeding to enforce the Subordination Obligations if the payment of such Subordinated Obligation is then prohibited by this Subordination Agreement, and the Subordinated Lender further agrees not to file, or to join with any other creditors of the Borrower in filing, any petition commencing any bankruptcy, insolvency, reorganization, arrangement or receivership proceeding or any assignment for the benefit of creditors against or in respect of the Borrower or any other marshalling of the assets and liabilities of the Borrower (provided, that this prohibition shall in no event be construed so as to limit the Subordinated Lender’s right to cause the Subordinated Obligations to become payable prior to their scheduled maturity if all the outstanding Loans in respect of the Borrower under the Credit Agreement have been declared due and payable prior to their scheduled maturity dates.

SECTION 3. Waivers and Consents. (a) The Subordinated Lender waives the right to compel that the Collateral or any other assets of property of the Borrower or the assets of property of any guarantor of the Senior Obligations or any other Person be applied in any particular order to discharge the Senior Obligations. The Subordinated Lender expressly waives the right to require any Senior Lender to proceed against the Borrower, the Collateral or any guarantor of the Senior Obligations or any other Person, or to pursue any other remedy in any Senior Lender’s power which the Subordinated Lender cannot pursue and which would lighten the Subordinated Lender’s burden, notwithstanding that the failure of a Senior Lender to do so may thereby prejudice the Subordinated Lender. The Subordinated Lender agrees that it shall not be discharged, exonerated or have its obligations hereunder to a Senior Lender reduced (i) by any Senior Lender’s delay in proceeding against or enforcing any remedy against the Borrower, the Collateral or any guarantor of the Senior Obligations or any other Person; (ii) by any Senior Lender releasing the Borrower, the Collateral or any other guarantor of the Senior Obligations or any other Person from all or any part of the Senior Obligations; or (iii) by the discharge of the Borrower, the Collateral or any guarantor of the Senior Obligations or any other Person by an operation of law or otherwise, with or without the intervention or omission of a Senior Lender, except in each case unless all Senior Obligations due to such Senior Lender have been indefeasibly paid in full in cash. Any Senior Lender’s vote to accept or reject any plan of reorganization relating to the Borrower, the Collateral, or any guarantor of the Senior Obligations or any other Person, or any Senior Lender’s receipt on account of all or part of the Senior Obligations of any cash, securities or other property distributed in any bankruptcy, reorganization, or insolvency case, shall not discharge, exonerate, or reduce the obligations of the Subordinated Lender hereunder to any Senior Lender, except in each case unless all Senior Obligations have been indefeasibly paid in full in cash.

Schedule 5.12

(b) The Subordinated Lender waives all rights and defenses arising out of an election of remedies by any Senior Lender, even though that election of remedies, including, without limitation, any nonjudicial foreclosure with respect to security for the Senior Obligations, has impaired the value of the Subordinated Lender’s rights of subrogation, reimbursement, or contribution against the Borrower or any other guarantor of the Senior Obligations or any other Person. The Subordinated Lender expressly waives any rights or defenses it may have by reason of protection afforded to the Borrower or any other guarantor of the Senior Obligations or any other Person with respect to the Senior Obligations pursuant to any anti-deficiency laws or other laws of similar import which limit or discharge the principal debtor’s indebtedness upon judicial or nonjudicial foreclosure of real property or personal property Collateral for the Senior Obligations.

(c) The Subordinated Lender agrees that, without the necessity of any reservation of rights against it, and without notice to or further assent by it, any demand for payment of the Senior Obligations made by a Senior Lender may be rescinded in whole or in part by such Senior Lender, and any Senior Obligation may be continued, and the Senior Obligations, or the liability of the Borrower or any other guarantor or any other party upon or for any part thereof, or any Collateral or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, modified, accelerated, compromised, waived, surrendered, or released by a Senior Lender, in each case without notice to or further assent by the Subordinated Lender, which will remain bound under this Subordination Agreement and without impairing, abridging, releasing or affecting the subordination and other agreements provided for herein.

(d) The Subordinated Lender waives any and all notice of the creation, renewal, extension or accrual of any of the Senior Obligations and notice of or proof of reliance by the Senior Lenders upon this Subordination Agreement. The Senior Obligations, and any of them, shall be deemed conclusively to have been created, contracted or incurred and the consent given to create the obligations of the Borrower in respect of the Subordinated Obligations in reliance upon this Subordination Agreement, and all dealings between the Borrower and the Senior Lenders shall be deemed to have been consummated in reliance upon this Subordination Agreement. The Subordinated Lender acknowledges and agrees that each Senior Lender has relied upon the subordination and other agreements provided for herein in consenting to the Subordinated Obligations. The Subordinated Lender waives notice of or proof of reliance on this Subordination Agreement and protest, demand for payment and notice of default.

SECTION 4. Transfers. The Subordinated Lender shall not sell, assign or otherwise transfer or dispose of, in whole or in part, all or any part of the Subordinated Obligations or any interest therein to any other Person (a “Transferee”) or create, incur or suffer to exist any security interest, Lien, charge or other encumbrance whatsoever upon all or any part of the Subordinated Obligations or any interest therein in favor of any Transferee unless (i) such action is made expressly subject to this Subordination Agreement, (ii) the Transferee is reasonably acceptable to the Agent and (iii) the Transferee expressly acknowledges to the Agent, by a writing in form and substance satisfactory to the Agent, the subordination and other agreements provided for herein and in such writing agrees to be bound by all of the terms of this Subordination Agreement, including without limitation this Section 4, as if such Person were the Subordinated Lender.

Schedule 5.12

SECTION 5. Senior Obligations Unconditional. All rights and interests of the Senior Lenders hereunder, and all agreements and obligations of the Subordinated Lender and the Borrower hereunder, shall remain in full force and effect irrespective of:

(a) any lack of validity or enforceability of the Credit Agreement or any other Credit Document;

(b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Senior Obligations, or any amendment or waiver or other modification, whether by course of conduct or otherwise, of, or consent to departure from, the Credit Agreement or any other Credit Document;

(c) any exchange, release or nonperfection of any Lien in any Collateral, or any release, amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of, or consent to departure from, any guarantee of any of the Senior Obligations; or

(d) any other circumstances that might otherwise constitute a defense available to, or a discharge of, the Borrower in respect of the Senior Obligations, or of the Subordinated Lender or the Borrower in respect of this Subordination Agreement.

SECTION 6. Representations and Warranties. The Subordinated Lender represents and warrants to the Agent, for the benefit of the Senior Lenders that:

(a) It has the power and authority and the legal right to execute and deliver and to perform its obligations under this Subordination Agreement and has taken all necessary action to authorize its execution, delivery and performance of this Subordination Agreement.

(b) This Subordination Agreement has been duly executed and delivered by the Subordinated Lender and constitutes a legal, valid and binding obligation of the Subordinated Lender, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(c) The execution, delivery and performance of this Subordination Agreement will not violate any provision of any requirement of law applicable to the Subordinated Lender or of any contractual obligation of the Subordinated Lender.

(d) No consent or authorization of, filing with, or other act by or in respect of, any arbitrator or regulatory body or Governmental Authority, except such as have been obtained or made and are in full force and effect, and no consent of any other Person, is required in connection with the execution, delivery, performance, validity or enforceability of this Subordination Agreement.

SECTION 7. Waiver of Claims. (a) To the maximum extent permitted by law, the Subordinated Lender waives any claim it might have against any Senior Lender with respect to, or

Schedule 5.12

arising out of, any action or failure to act or any error of judgment, negligence, or mistake or oversight whatsoever on the part of any Senior Lender or its directors, officers, employees, agents or affiliates with respect to any exercise of rights or remedies under the Credit Documents or any other document creating or governing any Senior Obligations or any transaction relating to the Collateral. Neither the Senior Lenders nor any of their respective directors, officers, employees, agents or affiliates shall be liable for failure to demand, collect or realize upon any of the Collateral or any guarantee or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of the Borrower or the Subordinated Lender or any other Person or to take any other action whatsoever with regard to the Collateral, or any part thereof, or any such guarantee.

(b) The Subordinated Lender, for itself and on behalf of its successors and assigns, hereby waives any and all now existing or hereafter arising rights it may have to require any Senior Lender to marshall assets for the benefit of the Subordinated Lender, or to otherwise direct the timing, order or manner of any sale, collection or other enforcement of the Collateral or enforcement of the Credit Documents. The Senior Lenders are under no duty or obligation, and the Subordinated Lender hereby waives any right it may have to compel the Senior Lenders, to pursue any guarantor or other Person who may be liable for the Senior Obligations, or to enforce any Lien or security interest in any Collateral.

(c) The Subordinated Lender hereby waives and releases all rights which a guarantor or surety with respect to the Senior Obligations could exercise.

(d) The Subordinated Lender hereby waives any duty on the part of the Senior Lenders to disclose to it any fact known or hereafter known by any Senior Lender relating to the operation or financial condition of the Borrower or any guarantor of the Senior Obligations, or their respective businesses. The Subordinated Lender enters into this Subordination Agreement based solely upon its independent knowledge of the Borrower’s results of operations, financial condition and business and the Subordinated Lender assumes full responsibility for obtaining any further or future information with respect to the Borrower or its results of operations, financial condition or business.

SECTION 8. Further Assurances. The Subordinated Lender and the Borrower, at the Borrower’s expense and at any time from time to time, upon the written request of the Agent will promptly and duly execute and deliver such further instruments and documents and take such further actions as the Agent reasonably may request for the purposes of obtaining or preserving the full benefits of this Subordination Agreement and of the rights and powers therein granted.

SECTION 9. Expenses. (a) The Borrower will pay or reimburse the Senior Lenders, upon demand, for all their costs and expenses in connection with the enforcement or preservation of any rights under this Subordination Agreement, including, without limitation, fees and disbursements of counsel to the Agent.

Schedule 5.12

(b) The Borrower will pay, indemnify, and hold the Senior Lenders harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions (whether sounding in contract, tort or on any other ground), judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the failure of the Borrower or the Subordinated Lender to perform any of its obligations arising out of or relating to this Subordination Agreement.

SECTION 10. Provisions Define Relative Rights. This Subordination Agreement is intended solely for the purpose of defining the relative rights of the Senior Lenders on the one hand and the applicable Subordinated Lender and the Borrower on the other, and no other Person shall have any right, benefit or other interest under this Subordination Agreement.

SECTION 11. Powers Coupled with an Interest. All powers, authorizations and agencies contained in this Subordination Agreement are coupled with an interest and are irrevocable until the Senior Obligations are indefeasibly paid in full in cash,

SECTION 12. Bankruptcy. This Subordination Agreement shall be applicable both before and after the filing of any petition by or against the Borrower or any guarantor under the U.S. Bankruptcy Code or any other bankruptcy, insolvency, reorganization, arrangement or proceeding under similar law and all converted or succeeding cases in respect thereof, and all references herein to the Borrower or any guarantor shall be deemed to apply to the trustee for the Borrower or such guarantor and any such entity as a debtor-in-possession. This Subordination Agreement shall constitute a “subordination agreement” for the purposes of Section 510(a) of the U.S. Bankruptcy Code and shall be enforceable in accordance with its terms in any other bankruptcy, insolvency, reorganization, arrangement or proceeding under similar law.

Schedule 5.12